Exhibit 99.1

BITFARMS LTD.

ANNUAL INFORMATION FORM

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2024

March 26, 2025

BITFARMS LTD. 2024

Annual Information Form

TABLE OF CONTENTS

	GLOSSARY OF DEFINED TERMS	4
1	GENERAL INFORMATION	9
1.1	INFORMATION REGARDING BITFARMS	9
1.2	EXEMPTION	9
1.3	CURRENCY	9
1.4	CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	9
2	CORPORATE STRUCTURE	11
2.1	INCORPORATION OF THE COMPANY	11
2.2	SUBSIDIARIES	11
3	DESCRIPTION OF BUSINESS	11
3.1	GENERAL	11
3.2	MINING POOL PARTICIPATION	12
3.3	NATURE OF OPERATIONS	13
3.4	CRYPTOCURRENCY BACKGROUND	13
3.5	MINING	13
3.6	BUSINESS AND STRATEGY	14
3.7	MINING PROFITABILITY	14
3.8	DIGITAL ASSET MANAGEMENT PROGRAM	14
3.9	CUSTODY OF CRYPTO ASSETS	15
3.10	HEDGING PROGRAM OF DIGITAL ASSETS	15
3.11	SYNTHETIC HODL PROGRAM OF DIGITAL ASSETS	15
3.13	CURRENT MINING OPERATIONS	16
3.14	COMPETITIVE CONDITIONS	16
3.15	HARDWARE AND SOFTWARE	16
3.16	REVENUE	17
3.17	EMPLOYEES	18
3.18	INTANGIBLE PROPERTIES	18
3.19	BANKRUPTCY PROCEEDINGS	18
3.20	SPECIALIZED SKILL KNOWLEDGE	18
4	GENERAL DEVELOPMENT OF THE BUSINESS	19
	FISCAL 2022	19
	FISCAL 2023	21
	FISCAL 2024	24
	FISCAL 2025	29

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BITFARMS LTD.

2024 Annual Information Form

TABLE OF CONTENTS (continued)

5	FUTURE GROWTH PLANS	30
5.1	CAUTIONARY STATEMENTS	30
5.2	TRANSFORMATIVE FLEET UPGRADE	31
5.3	UNITED STATES EXPANSION	32
5.4	PARAGUAY EXPANSION	34
5.5	CANADA EXPANSION	35
5.6	ARGENTINA EXPANSION	36
6	DIVIDENDS	38
7	DESCRIPTION OF CAPITAL STRUCTURE	38
8	MARKET FOR SECURITIES	39
8.1	TRADING PRICE AND VOLUME	39
8.2	ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER	39
8.3	PRIOR SALES	39
9	DIRECTORS AND OFFICERS	40
9.1	NAME, OCCUPATION AND SECURITY HOLDING	40
9.2	BIOGRAPHY	43
9.3	CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS	46
9.4	CODE OF CONDUCT AND CONFLICTS OF INTEREST	47
10	LEGAL PROCEEDINGS	47
11	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	48
12	TRANSFER AGENT AND REGISTRAR	48
13	MATERIAL CONTRACTS	49
14	INTERESTS OF EXPERTS	49
15	COMMITTEES	50
15.1	AUDIT COMMITTEE	50
15.2	GOVERNANCE AND NOMINATING COMMITTEE	52
15.3	COMPENSATION COMMITTEE	52
15.4	ENVIRONMENTAL AND SOCIAL RESPONSIBILITY COMMITTEE	52
16	REGULATORY COMPLIANCE	53
17	ADDITIONAL INFORMATION	54
18	RISK FACTORS	54
	SCHEDULE A	85

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BITFARMS LTD.

2024 Annual Information Form

GLOSSARY OF DEFINED TERMS

In this Annual Information Form, the following capitalized words and terms shall have the following meanings:

Terms	Definition
51% attack	Altering the blockchain’s history would require control of more than 50% of the network’s computing power, known as a “51% attack”
Act of 1940	U.S. Investment Company Act of 1940, as amended
A&R Prospectus	A second amended and restated prospectus supplement dated December 17, 2024 (the “Second A&R Prospectus Supplement”) filed by the Company, together with the Second A&R Prospectus Supplement, the (“A&R Prospectus”)
Agent	H.C. Wainwright & Co., LLC
2024 ATM program	At-the-market equity program that commenced on March 11, 2024 by means of a prospectus supplement dated March 8, 2024 to the Company’s short form base shelf prospectus dated November 10, 2023, and U.S. registration statement on Form F-10, which included a prospectus supplement related to the ATM
AIF	This annual information form dated March 26, 2025
Anchorage Digital	Anchorage Digital Bank N.A.
ANDE	Administration Nacional de Electricidad, the National Electricity Administration, the operator of Paraguay’s national electricity grid
Argentina Expansion	The existing and planned construction of one or more Data Centers in stages in Argentina
ASG	Appleby Strategy Group, one of the two strategic HPC/AI advisors engaged by Bitfarms
ASIC	Application specific integrated circuit
Audit Committee Charter	The Charter of the Audit Committee as described in section 15.1 - AUDIT COMMITTEE
Backbone	Backbone Hosting Solutions Inc.
Backbone Argentina	Backbone Hosting Solutions S.A.U. (Argentina)
Backbone Paraguay	Backbone Hosting Solutions Paraguay S.A.
Backbone Sharon	Backbone Sharon LLC
Baie-Comeau	The Company’s leased Bitcoin Data Center in Baie-Comeau to operate the acquired capacity of 22 MW of hydro power in the City of Baie-Comeau, in July 2023
Base Shelf	The Company’s short form base shelf prospectus dated November 10, 2023
Bitcoin Halving	Has the meaning ascribed thereto in RISK FACTORS of this AIF
Bitcoin One	The successor to the Company’s Hedging program and Synthetic HODL program for digital assets management. Bitcoin One is a quantitative investment multi-strategy program that employs a disciplined approach to BTC accumulation through diversification, strategic leverage, and market timing.
BITF	The Company’s common shares are listed under the symbol “BITF” on the Toronto Stock Exchange and the Nasdaq Stock Market in the United States
Bitfarms	The operating business name and trademarked name of Backbone
Bitfarms or the Company	Bitfarms Ltd., a corporation incorporated pursuant to the laws of Canada and continued under the Business Corporation Act (Ontario), listed on the TSX and Nasdaq under the symbol BITF, including all subsidiaries thereof
Bitfarms Board or the Board	The board of directors of Bitfarms

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2024 Annual Information Form

Terms	Definition
Bitfarms Shares or Common Shares	The common shares in the capital of Bitfarms
Blockchain	Blockchain is often described as a distributed ledger, or database, with decentralized control, offering a wide range of potential applications beyond cryptocurrencies
BMS	Backbone Mining Solutions, Inc.
BTC or Bitcoin	Bitcoin, a decentralized digital currency that can be sent from user to user on the BTC network without the need for intermediaries to clear transactions
BTC halving	The BTC reward for solving a block is subject to periodic incremental halving known as BTC halving
Bunker	The Company’s leased property in Sherbrooke, Québec in 2021 to develop a mining facility of 48 MW. The project was completed in 2022
BlockFi Loan Facility	The US$32 million credit facility between the Company and BlockFi Lending LLC., a private lender entered on February 24, 2022 and repaid and retired in February 2023
CCTV	Closed-circuit television
CEO	Chief Executive Officer
CFO	Chief Financial Officer
CLYFSA	Compañía Luz y Fuerza S.A., a private electricity distribution company located in the city of Villarrica, Paraguay
Combined Company	Bitfarms, following Stronghold Transaction (thereafter, the “Combined Company”)
Coinbase Custody	Coinbase Trust Company, LLC
Common Shares	The common shares of the Company or Bitfarms
Compensation Committee	Has the meaning as provided in Section 15.3 - COMMITTEES – COMPENSATION COMMITTEE
Cryptocurrency	A form of encrypted and decentralized digital currency, transferred directly between peers across the Internet, with transactions being settled, confirmed and recorded in a distributed public ledger through Mining. Cryptocurrency is either newly “minted” through an initial coin/token offering or Mined, which results in a new coin generated as a reward to incentivize miners for verifying transactions on the blockchain
Current Data Centers	The fifteen (15) operational Data Centers operated by the Company in the Canadian Province of Québec, the United States of America, Paraguay and Argentina as of March 26, 2025, namely the Data Centers at: Farnham, Saint-Hyacinthe, Cowansville, Magog, Sherbrooke (Leger, Garlock, Bunker), Baie-Comeau, Washington State, Sharon, Scrubgrass, Panther Creek, Villarrica, Paso Pe, and Rio Cuarto
Data Centers or Bitcoin Data Centers	Sites where specialized computers, also known as Miners, are held, to validate and verify transactions on the Bitcoin public blockchain.
December 2021 Debt Facility	The US$100 million credit facility between the Company and Galaxy Digital entered into on December 30, 2021 and repaid and retired on December 2022. This is described in Section 3 - GENERAL DEVELOPMENT OF THE BUSINESS - FISCAL 2021 - C. Debt Financing

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BITFARMS LTD.

2024 Annual Information Form

Terms	Definition
De la Pointe Property	The Company’s former 78,000 square foot facility located in Sherbrooke, Quebec, which ceased production and was sold on December 2022
Digital Asset Management Program	The Company’s BTC holding strategy implemented in January 2021 as described in Section 4.8 - DESCRIPTION OF BUSINESS - DIGITAL ASSET MANAGEMENT PROGRAM
Difficulty	The prevailing level of complexity in the context of cryptocurrency mining is often referred to as the “difficulty”
Economic Demand Response	A PJM program that allows participating businesses to reduce their electric consumption when electricity prices are high and those businesses may receive compensation for agreeing to reduce consumption when demand is high and for helping keep prices stable in the market.
Environmental and Social Responsibility Committee	Has the meaning as provided in Section 15.4 - COMMITTEES - ENVIRONMENTAL AND SOCIAL RESPONSIBILITY COMMITTEE
ESG	Environment, social and governance
Financial Statements	Financial Statement of the Company
Financial Risk Management	Means, without being limited to, the strategy and processes for implementing hedges to mitigate the risk introduced by the volatility of bitcoin to the Company’s operating cashflows and its mining assets
Fiscal 2022	The fiscal year ended December 31, 2022
Fiscal 2023	The fiscal year ended December 31, 2023
Fiscal 2024	The fiscal year ending December 31, 2024
Fiscal 2025	The fiscal period between January 1, 2025, to date of this AIF, March 26, 2025
FPPS	Full Pay Per Share, the formula-driven rate at which the Company sells computational power to Mining Pools
Foundry USA	Foundry USA Pool owned by Foundry Digital LLC
Galaxy Digital	Galaxy Digital LLC
Garlock	The building acquired by the Company on March 11, 2022, located in Sherbrooke, Québec (18 MW)
Genesis	Genesis Global Capital owned by Digital Currency Group
GMSA	Generación Mediterranea S.A., one of the subsidiaries of Grupo Albanesi, an Argentine private corporate group focused on the energy market which provides natural gas and electrical energy to its clients
Governance and Nominating Committee	Has the meanings as provided in Section 15.2 - COMMITTEES - GOVERNANCE AND NOMINATING COMMITTEE
Grant PUD	The Grant County Power Utility District in Washington State
Hash	The output of a hash function, i.e., the output of the fundamental mathematical computation of a particular cryptocurrency’s computer code which Miners execute
Halving	Halving is a process designed to control the overall supply and reduce the risk of inflation in BTC using a proof of work consensus algorithm. At a predetermined block, the Mining reward is cut in half, hence the term ‘halving’
HIVE	HIVE Digital Technologies Ltd.
HPC/AI	High-performance computing and artificial intelligence
Hydro-Magog	The regional public utility company that manages the generation and distribution of electricity in the region of Magog, Québec, Canada
Hydro-Québec	Means “Commission hydroélectrique du Québec”, the provincial public utility company that manages the generation and distribution of electricity in the Province of Québec, Canada
Hydro-Sherbrooke	The regional public utility company that manages the generation and distribution of electricity in the region of Sherbrooke, Québec, Canada

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BITFARMS LTD.

2024 Annual Information Form

Terms	Definition
Ingenia	Ingenia Grupo Consultor and Gieco S.A., as described in Section 5.6 - ARGENTINA EXPANSION
ICFR	Internal Control over Financial Reporting
NYDIG Loan	The equipment financing agreement dated June 17, 2022, between the Company and NYDIG for initial funding of US$37,000,000
Leger	The Company’s 36,000 square foot facility in Sherbrooke, Québec (30 MW), Canada
LHA IR Agreement	The Company entered into an agreement with LHA Investor Relations on September 17, 2021, to retain their services to handle the Company’s public relations and shareholder communications
LōD	A miner and energy strategy management platform (formerly known as Lincoin)
LPZ	LPZ Hosting S.A.S, as described in Section 5.6 - FUTURE GROWTH PLANS - ARGENTINA EXPANSION
March 2024 Purchase Order	An additional 19,280 Bitmain T21, 3,888 Bitmain S21 and 740 Bitmain S21 hydro Miners purchased by the Company on March 11, 2024, through the exercise of a Purchase Option, for an aggregate purchase price of US$69.2 million. The March 2024 Purchase Order was later amended, as detailed in Sections 4 (Fiscal 2024(I) and 5.2 TRANSFORMATIVE FLEET UPGRADE.
March Supplement	A prospectus supplement dated March 8, 2024, to the Company’s short form base shelf prospectus dated November 10, 2023
MD&A	Management’s discussion and analysis of Bitfarms for the fiscal year ended December 31, 2024
Merger Agreement	A definitive merger agreement entered into by the Company and Stronghold Digital Mining Inc. in August 2024
MGMT-2	A Company’s proprietary software suite, comprised of three operating programs, that control, manage, report, and secure mining operations. as described in Section 3.14 - HARDWARE AND SOFTWARE
Miners	A computer configured for the purpose of performing blockchain computer operations. See Section 3.1- DESCRIPTION OF BUSINESS - GENERAL
Mine or Mining	The process of using Miners to provide the service of verifying and validating cryptographic blockchain transactions and being rewarded with cryptocurrency in return for such service
Mining Pool	Refers to when cryptocurrency Miners aggregate their processing power over a network and Mine transactions together
Nasdaq	The Nasdaq Stock Market
NI 52-110	National Instrument 52-110
NEO or Named Executive Officer	Has the meaning ascribed to that term in Form 51-102F6 Statement of Executive Compensation. See section 15.3 - COMMITTEES - COMPENSATION COMMITTEE
New Plan	A new shareholder rights plan adopted by the Company with a threshold of 20%
Nodes	Miners operate specialized hardware running mining software, which turns their equipment into “nodes” on the network that validate blocks
NYDIG	NYDIG ABL LLC
November 2023 Offering	The November 2023 private placement of 44,444,446 Common Shares and 22,222,223 Common Shares purchase warrants to purchase Common Shares at a price of CAD$1.35 for each share and associated one-half warrant
November 2023 SFBS Prospectus	The base shelf short form prospectus filed by the Company on November 10, 2023
OBCA	The Business Corporations Act (Ontario)
October Supplement	An amended and restated prospectus supplement dated October 4, 2024, filed by the Company, providing disclosure regarding the Stronghold Transaction and amending and restating the March Supplement, to the Company’s existing US$375.0 million Base Shelf, with both the Base Shelf and amended and restated prospectus supplement forming a part of the Company’s registration statement on Form F-10
OTC	Over-the-counter market
Panther Creek Hosting Agreement	The hosting agreement dated September 12, 2024 entered into by the Company with Panther Creek Data Center located in Pennsylvania, USA, a subsidiary of Stronghold in September 2024
Paso Pe Data Center	The 50 MW data center located in Villarica, Paraguay, with planned expansion of 20 MW for an aggregate of 70 MW
PDU	A Protocol Data Unit is the basic unit of exchange between entities that communicate using a specified networking protocol
Petahash/second or PH/s and Exahash/second or EH/s	Mean, respectively, 1x10[15] and 1x10[18] Hashes per second
PFIC	Passive foreign investment company (for U.S. federal tax purposes)
Plan	A shareholder rights plan adopted by the Company in June 2024 with a threshold of 15 % between June and September 2024, and 20% thereafter

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BITFARMS LTD.

2024 Annual Information Form

Terms	Definition
Power Producer	Has the meaning ascribed to that term in Section 5.6 - FUTURE GROWTH PLANS - ARGENTINA EXPANSION
PPE	A Property plant and equipment
PROA	Proyectos y Obras Americanas S.A.
PSU	Power supply unit. See Section 3.15 - DESCRIPTION OF BUSINESS - HARDWARE AND SOFTWARE
Purchase Option	A purchase option secured by the Company on November 27, 2023, for an additional 28,000 Bitmain T21 Miners
Purchase Order	A firm purchase order placed by the Company on November 27, 2023, for 35,888 Bitmain T21 Miners
QEF	Qualified Electing Fund (for the U.S. federal income tax purposes)
Rio Cuarto Data Center	The Data Center located in the Province of Córdoba, Argentina, for which the Company entered into an eight-year lease agreement in July 2021
Riot	Riot Platforms, Inc.
RSU	Restricted shares units
Sales Agreement	The at-the-market offering agreement dated March 8, 2024, between the Company and H.C. Wainwright & Co., LLC
Sarbanes-Oxley Act	Sarbanes-Oxley Act of 2002
SEC	The U.S. Securities and Exchange Commission
Second A&R Prospectus Supplement	A second amended and restated prospectus supplement dated December 17, 2024, filed by the Company
Settlement Agreement	On September 23, 2024, Bitfarms entered into a settlement agreement with Riot, pursuant to which, among other things, Riot agreed to withdraw its June 24, 2024, requisition and to accept customary standstill provisions through Bitfarms’ 2026 annual meeting, subject to certain exceptions, and Bitfarms agreed to make certain changes to its Board.
Sharon Data Center	The 110 MW data center located in Sharon, Pennsylvania, with planned expansion of 10 MW for an aggregate of 120 MW, of which 12 MW is currently energized.
Sharon Lease Agreement	A lease agreement entered by the Company in June 2024 to lease a site located in Sharon, Pennsylvania, USA
Sherbrooke Expansion	The planned and completed construction of server farm facilities in stages in Sherbrooke, Québec, Canada
Special Committee	A special committee of independent directors formed by the Company on April 22, 2024
Strategic Alternatives Review Process	Board led process to consider, among other things, continuing to execute on the Company’s business plan, a business combination or other strategic transaction
Stronghold	Stronghold Digital Mining Hosting, LLC, a Delaware limited liability company
Stronghold Transaction	The transaction closed on March 14, 2024, pursuant to which the Company and Stronghold combined, resulting in the Combined Company
Synthetic HODL	Synthetic HODL is the use of financial instruments to create BTC-equivalent exposure
Tribunal	The Capital Markets Tribunal, an independent division of the Ontario Securities Commission
TSX or the Exchange	The Toronto Stock Exchange
TSXV	The TSX Venture Exchange
Villarrica Data Center	The Company’s 10 MW facility located in Villarrica, Paraguay
Volta	9159-9290 Québec Inc., a wholly owned subsidiary of the Company, which also operates under the name Volta Électrique Inc.
Warrants	Warrants are derivatives that give the right, but not the obligation, to buy or sell a security, most commonly an equity, at a certain price before expiration
WWT	World Wide Technology, one of two strategic HPC/AI advisors engaged by Bitfarms

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BITFARMS LTD.

2024 Annual Information Form

1. GENERAL INFORMATION

1.1 INFORMATION REGARDING BITFARMS

In this annual information form (“AIF”), Bitfarms Ltd., together with its subsidiaries, as the context requires, is referred to as the “Company” and “Bitfarms”. All information contained in this AIF is as of March 26, 2025, unless otherwise stated.

Reference is made in this AIF to consolidated financial statements as at and for the year ended December 31, 2024 and 2023 (the “Financial Statements”), together with Management’s Report on Internal Control over Financial Reporting, the Report of Independent Registered Public Accounting Firm, and Management’s discussion and analysis (“MD&A”) for Bitfarms for Fiscal 2024. The Financial Statements and MD&A are available for review on the SEDAR+ website located at www.sedarplus.ca and on the U.S. Securities and Exchange Commission’s EDGAR website at www.sec.gov/EDGAR and on the Company’s website at www.bitfarms.com.

1.2 EXEMPTION

The Company is not relying on any exemptions of the National Instrument 52-110 (“NI 52-110”).

1.3 CURRENCY

Unless otherwise indicated, all references to “$”, “US$” or “dollars” refer to United States dollars, and references to CAD$ refer to Canadian dollars.

1.4 CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This AIF contains forward-looking statements about the Company’s objectives, plans, goals, aspirations, strategies, financial condition, results of operations, cash flows, performance, prospects, opportunities and legal and regulatory matters. Specific forward-looking statements in this AIF include, but are not limited to, statements with respect to the Company’s anticipated future results, events and plans, strategic initiatives, future liquidity, and planned capital investments. Forward-looking statements are typically identified by words such as “expect”, “anticipate”, “believe”, “foresee”, “could”, “estimate”, “goal”, “intend”, “plan”, “seek”, “strive”, “will”, “may”, “maintain”, “achieve”, “grow”, “should” and similar expressions, as they relate to the Company and its Management.

Forward-looking statements reflect the Company’s current estimates, beliefs and assumptions, which are based on management’s perception of historical trends, current conditions and expected future developments, as well as other factors it believes are appropriate under the circumstances. The Company’s expectation of operating and financial performance is based on certain assumptions including assumptions about operational growth, anticipated cost savings, operating efficiencies, anticipated benefits from strategic initiatives, future liquidity, and planned capital investments. The Company’s estimates, beliefs and assumptions are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. The Company can give no assurance that such estimates, beliefs and assumptions will prove to be correct.

Numerous risks and uncertainties could cause the Company’s actual results to differ materially from those expressed, implied or projected in the forward-looking statements. Such risks and uncertainties include:

●	future Bitcoin Halving event;
●	insolvency, bankruptcy, or cessation of operations of Mining Pool operator;
●	reliance on foreign Mining Pool operator;
●	counterparty risk;

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BITFARMS LTD.

2024 Annual Information Form

●	emerging markets operating risks;
●	reliance on manufacturing in foreign countries and the importation of equipment to the jurisdictions in which the Company operates;
●	dependency on continued growth in blockchain and cryptocurrency usage;
●	the availability of financing opportunities and risks associated with economic conditions, including BTC price, Bitcoin Network Difficulty and share price fluctuations;
●	the ability to attract and retain customers for the Company’s hosting business;
●	global financial conditions;
●	employee retention and growth;
●	cybersecurity threats and hacking;
●	limited operating history and limited history of de-centralized financial system;
●	limited experience of Company’s management in AI/HPC
●	risk related to technological obsolescence and difficulty in obtaining hardware;
●	economic dependence on regulated terms of service and electricity rates;
●	costs and demands upon management and accounting and finance resources as a result of complying with the laws and regulations affecting public companies;
●	expense and impact of restatement of the Company’s historical financial statements;
●	lack of comprehensive accounting guidance for cryptocurrencies under IFRS Accounting Standards;
●	internal control material weakness;
●	increases in commodity prices or reductions in the availability of such commodities could adversely impact the Company’s results of operations;
●	permits and licenses;
●	server or internet failures;
●	tax consequences;
●	environmental regulations and liability;
●	adoption of environmental, social, and governance practices and the impacts of climate change;
●	erroneous transactions and human error;
●	Data Center developments;
●	non-availability of insurance;
●	competition;
●	hazards associated with high-voltage electricity transmission and industrial operations;
●	corruption, political and regulatory risk;
●	potential being classified as a passive foreign investment company;
●	lawsuits and other legal proceedings and challenges;
●	conflict of interests with directors and management;
●	risks relating to unsolicited take-over bids;
●	risks related to the success and profitability of the Company’s carbon capture program and related environmental tax credits; or
●	the inherent risks, costs and uncertainties associated with integrating the business successfully and risks of not achieving all or any of the anticipated benefits and synergies of the Stronghold Transaction, or the risk that the anticipated benefits and synergies of the Stronghold Transaction may not be fully realized or take longer to realize than expected.

The above is not an exhaustive list of the factors that may affect the Company’s forward-looking statements. For a more comprehensive discussion of factors that could affect the Company, refer to the risk factors discussed above in Section 19 - RISK FACTORS of this AIF. Other risks and uncertainties not presently known to the Company or that the Company presently believes are not material could also cause actual results or events to differ materially from those expressed, implied or projected in its forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect the Company’s expectations only as of the date of the AIF Except as required by law, the Company does not undertake to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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BITFARMS LTD.

2024 Annual Information Form

2. CORPORATE STRUCTURE

2.1 INCORPORATION OF THE COMPANY

Bitfarms was incorporated under the Canada Business Corporations Act on October 11, 2018, and continued under the Business Corporations Act (Ontario) (“OBCA”) on August 27, 2021. Bitfarms has its registered and head office located at 110 Yonge Street, Suite 1601, Toronto ON M5C 1T4. The Company’s common shares are listed under the symbol “BITF” on the Toronto Stock Exchange (the “TSX”) and on the Nasdaq Stock Market (“Nasdaq”) in the United States.

2.2 SUBSIDIARIES

Bitfarms has the following main controlled subsidiaries:

3. DESCRIPTION OF BUSINESS

3.1 GENERAL

Bitfarms primarily owns and operates Data Centers housing computers (referred to as “Miners”) designed for the purpose of validating transactions on the BTC Blockchain (referred to as “Mining”). Bitfarms generally operates its Miners 24 hours per day to produce computational power used for hashing calculations (measured by hashrate) that Bitfarms sells to Mining pool operators under a formula-driven rate commonly known in the industry as Full Pay Per Share (“FPPS”). Under FPPS, Mining pool operators compensate Mining companies for their computational power used for hashing calculations, measured by hashrate, based on what the Mining pool operator would expect to generate in revenue for a given time period if there was no randomness involved. The fee paid by a Mining pool operator to Bitfarms for its computational power used for hashing calculations may be in cryptocurrency, U.S. dollars, or another currency. However, the fees are paid to the Company on a daily basis in Bitcoin. Bitfarms accumulates the cryptocurrency fees it receives or exchanges them for U.S. dollars through reputable and established cryptocurrency trading platforms.

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BITFARMS LTD.

2024 Annual Information Form

Prior to January 2021, the Company routinely exchanged cryptocurrencies mined into U.S. dollars through reputable cryptocurrency trading platforms. In 2021, the Company implemented the Digital Asset Management Program under which the Company decided how many mined Bitcoin would be held by the Company through its custodians. See section 3.8 - DESCRIPTION OF BUSINESS - DIGITAL ASSET MANAGEMENT PROGRAM.

As of March 26, 2025, Bitfarms has 15 operating Bitcoin Data Centers situated in four countries: Canada, the United States, Paraguay and Argentina, powered by long-term competitively priced power contracts.

The Company’s ability to operate and secure power through its operational Data Centers is summarized as follows:

Country	Region	Number of Data Centers	Source of energy	Energized capacity as of March 26, 2025	Contracted capacity as of March 26, 2025
North America
Canada	Québec	8	Hydroelectric	170 MW	180 MW
United States	Washington State and Pennsylvania	4	Hydroelectric/ Alternative Energy	153 MW	438 MW
		12		323 MW	618 MW
South America
Paraguay	Villarrica, Paso Pe	2	Hydroelectric	80 MW	80 MW
Argentina	Rio Cuarto	1	Natural gas	58 MW	210 MW
		3		138 MW	290 MW
Total		15		461 MW	908 MW

In addition, Bitfarms owns proprietary software, known as the MGMT System, that is used to control, manage, report and secure mining operations. The MGMT System scans and reports the location, status, computing power and temperature of all Miners at regular intervals to allow the Company to monitor performance and maximize up-time. The MGMT System was substantially upgraded during 2022 and is continually getting updated to enhance its features and improve its functionality. The revised system is referred to as MGMT-2. See Section 3.15 - HARDWARE AND SOFTWARE.

Volta provides electrician services to both commercial and residential customers in Québec, Canada while assisting Bitfarms in building and maintaining its Bitcoin Data Centers in Quebec, Canada.

3.2 MINING POOL PARTICIPATION

Bitfarms primarily owns and operates Data Centers housing computers (referred to as “Miners”) designed for the purpose of validating transactions on the BTC Blockchain (referred to as “Mining”). Bitfarms generally operates its Miners 24 hours per day to produce computational power used for hashing calculations (measured by hashrate) that Bitfarms sells to Mining pool operators under a formula-driven rate commonly known in the industry as Full Pay Per Share (“FPPS”). Under FPPS, Mining pool operators compensate Mining companies for their computational power used for hashing calculations, measured by hashrate, based on what the Mining pool operator would expect to generate in revenue for a given time period if there was no randomness involved. The fee paid by a Mining pool operator to Bitfarms for its computational power used for hashing calculations may be in cryptocurrency, U.S. dollars, or another currency. However, the fees are paid to the Company on a daily basis in Bitcoin. Bitfarms accumulates the cryptocurrency fees it receives or exchanges them for U.S. dollars through reputable and established cryptocurrency trading platforms.

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2024 Annual Information Form

3.3 NATURE OF OPERATIONS

The Company contributes its computational power used for hashing calculations to one or more mining pool operators from which it receives payment in Bitcoin, as well as providing electrical services through Volta.

3.4 CRYPTOCURRENCY BACKGROUND

Bitcoin and its underlying blockchain technology were introduced in 2009 by a pseudonymous person or organization known as Satoshi Nakamoto. Blockchain is often described as a distributed ledger, or database, with decentralized control, offering a wide range of potential applications beyond cryptocurrencies. The types of databases that could be implemented using blockchain technology are broad and include, among others, databases similar to a bank ledger that record statements of accounts or transactions, or any other digital record of asset ownership, such as an identity system, land registry or even the rights and obligations defined in a contract. In traditional centralized ledger models, a master version is controlled by a single entity like a bank, government or a trusted third party. Disputes are resolved by checking this master version, through often redundant manual reconciliation processes. In contrast, the decentralized blockchain model distributes identical copies of the ledger to all network participants in real time. The data in the ledger is made tamper-proof using cryptography, and new ledger states are agreed upon by consensus among all parties. The blockchain’s immutability is achieved through cryptographic hashing, a mathematical transformation function with two key properties:

(i) it accepts any alphanumeric dataset as an input and produces a unique fixed-length output (hash).

(ii) Even the smallest change in the input results in a significant change in the output hash.

Hash functions can produce outputs of various lengths, with Bitcoin using SHA-256, which generates a 256-bit hash. A fundamental property of hash functions is determinism; any user running the hash algorithm on the same input will derive the same unique hash. Each new block of transactions added to the blockchain is appended with the hash of the previous block before being hashed itself. This process creates a chain of blocks, linking each state of the ledger to its previous state. Any tampering with historical data can be automatically detected by the network. The security of a blockchain network relies on its decentralized nature. Altering the blockchain’s history would require control of more than 50% of the network’s computing power, known as a “51% attack”. For major cryptocurrencies with significant market capitalization, such an attack is generally considered economically prohibitive due to the cost associated with acquiring control of greater than 50% of the network.

3.5 MINING

The process of creating new cryptocurrency coins or tokens and verifying transactions is called mining. Miners operate specialized hardware running mining software, which turns their equipment into “nodes” on the network that validate blocks. To add blocks to the Bitcoin blockchain, Miners must find a solution to a cryptographic puzzle using the SHA-256 hash algorithm. This involves combining the blockchain data, recent transactions, and a nonce (an arbitrary number) to produce a hash output that meets specific criteria. Only one Miner can solve and add each unique block to the blockchain. As more Miners join the network, increasing its total processing power (hashrate), the network automatically adjusts the puzzle’s difficulty to maintain an average block time of approximately 10 minutes. The prevailing level of complexity in the context of cryptocurrency mining is often referred to as the “difficulty”. See Section 19 - RISK FACTORS of this AIF.

When a Miner successfully solves the puzzle, they broadcast their proposed block to the network. Other nodes then verify the solution, and if valid, the block is added to the blockchain. Successful Miners are rewarded with newly created coins (the block subsidy) and any transaction fees included in the block. This reward system is how new coins enter circulation. The mining difficulty is a measure of how hard it is to find a valid block hash. It is adjusted every 2,016 blocks (roughly every two weeks) based on the average block time of the previous period. This ensures that blocks are consistently added to the blockchain, regardless of changes in the network’s total hashrate.

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BITFARMS LTD.

2024 Annual Information Form

3.6 BUSINESS AND STRATEGY

While the Company’s strategy since inception has mainly focused on the construction and operation of Data Centers dedicated to Bitcoin mining, using a geographically diversified portfolio of low-cost energy sources, the Company is targeting diversification beyond Bitcoin Mining, into areas like energy generation, energy trading, heat recycling, and high-performance computing and artificial intelligence (“HPC/AI”). In support of the strategy, the Company has sourced electrical power from Hydro-Québec, Hydro-Sherbrooke, Hydro-Magog, City of Baie-Comeau and predominantly power grid operators in in the US (Washington & Pennsylvania), and Paraguay. Power from these sources is largely derived from clean hydroelectricity Hydro-electric power is generated through exploitation of the natural water cycle, which is renewable, sustainable, and abundant owing to the natural geography of the Province of Québec, Canada, Washington State, US and Paraguay. The Company has also entered into an agreement with a private energy producer to secure exclusive use of up to 210 MW of natural gas-powered electricity in Argentina; with current permits in place allowing for 100 MW of electricity. Most recently, in on March 14, 2025, the Company completed the acquisition of Stronghold, resulting in the addition of up to 307 MW of power capacity to the Company’s operations and 648 MW of long-term power applications that the Company believes are well suited for HPC/AI, Bitcoin Mining and energy trading. Earlier, in January 2025, the Company had engaged two HPC/AI consultants (ASG and WWT, to conduct formal evaluations of the Company’s Data Centers and energy assets for potential partial or total conversion to HPC/AI, ultimate supporting the expansion of the Company’s operational capabilities and marketing of its sites to potential HPC/AI customers. As a result of these efforts, the management of the Company has developed a business model utilizing low-cost power capacity and a supply of computer hardware from leading manufacturers.

The Company’s Data Centers have been in part operated by MGMT-2, a proprietary software suite comprised of three operating programs that control, manage, report and secure the mining operations. The first program serves as the central point of the infrastructure, saving the status of the Company’s Miners into a database every 30 seconds. The second program scans all Miners and returns data for analysis and storage, while the third program displays this data in a readable format to assist operators in identifying machine issues. Additionally, the Company has an automated cooling management system which autonomously controls exhaust fans to maintain the optimal temperature of the Miners at the locations in which they are operated, based on prevailing ambient conditions. The Company is currently transitioning to LŌD (formerly known as Lincoin), a third-party Miner management software which offers enhanced capabilities in fleet management. See Section 3.15 - DESCRIPTION OF BUSINESS - HARDWARE AND SOFTWARE.

3.7 MINING PROFITABILITY

It is not possible to determine with certainty the price of Bitcoin at which the Company’s costs would exceed its revenues. This is because the price of Bitcoin and network difficulty are interdependent factors and must be analyzed together to determine whether the economics warrant pausing of Mining activities. The Company would consider pausing Mining activity if the network difficulty and Bitcoin price resulted in revenue per terahash decreasing below 2 cents, a level at which the variable cost of Mining (i.e. the incremental cost of Mining Bitcoin) exceeds the revenue per terahash. In ’such a circumstance, the Company would consider the long-term impact of pausing its operations, in addition to the direct economic impact.

For the year ended December 31, 2024, and considering the network difficulty, the Company’s average direct cost per Bitcoin was approximately US$40,800, and the Company would likely be able to continue Mining Bitcoin profitably if the price per Bitcoin decreased to this level. If the price per Bitcoin decreased below approximately US$40,800, the Company would expect that many other Miners in the industry would earn revenue below their break-even cost of production and suspend operations. Consequently, the Company would expect that the network difficulty would decrease (causing the Company’s cost per Bitcoin to also decrease). If the price of Bitcoin decreases below US$40,800 and network difficulty does not change, the Company may temporarily pause Mining until the price surpasses the Company’s average direct cost per Bitcoin.

Furthermore, in the event the network difficulty rises or the BTC price decreases such that the direct cost exceeds the revenue per terahash, the Company may consider reducing the clock rate of its Miners, resulting in greater electrical efficiency and a lower direct cost per BTC. See Section 19 - RISK FACTORS - Cryptocurrency Network Difficulty and Impact of Increased Global Computing Power of this AIF.

3.8 DIGITAL ASSET MANAGEMENT PROGRAM

The Company’s Digital Asset Management Program commenced in early January 2021 following the implementation of internal controls, counter-party risk assessments and custody arrangement reviews. Rather than selling all BTC mined at then-prevailing market rates, the Company decided to retain BTC through its custodial arrangements.

Retaining BTC allowed the Company flexibility in deciding when or whether to sell the assets based on prevailing market conditions. With the decrease in BTC prices during late 2021 and 2022, coupled with the high price of Mining hardware, the Company converted a portion of its cash position into BTC with a purchase of 1,000 BTC during the first week of 2022. In August 2022, attending to market conditions, the Board approved the sale of the Company’s daily BTC earned, in addition to any sale of up to 1,000 BTC from treasury, to reduce indebtedness and increase financial flexibility to fund operations and expansion plans.

The Company has internal controls in place to evaluate its custodians on a quarterly basis. If the Company was to face challenges with one of its custodians, the Company could transfer digital assets between custodians and has its own multi-signature wallets as a contingency plan that would have a minimal impact on the Company’s operations.

The Company retains Coinbase Trust Company LLC (“Coinbase Custody”) and Anchorage Digital Bank N.A. (“Anchorage Digital”) as its third-party custodians. Coinbase Custody is a US-based fiduciary and qualified custodian under New York Banking Law and is licensed by the State of New York to custody digital assets. Anchorage Digital is a digital asset platform and infrastructure provider that deals in the holding of cryptocurrency products and the investing of infrastructure for cryptocurrency. Anchorage Digital is the only crypto-native bank to hold a charter from the US Office of the Comptroller, offering institutions secure custody, staking, governance and settlement services. Having a national bank charter in the US places Anchorage Digital on the same regulatory footing as other US national banks. Within Coinbase Custody and Anchorage Digital, every Bitcoin is held in a cold wallet. One initiator and two approvers from the executive team are needed to complete a transaction and video calls are needed for a transfer to a third-party. See Section 3.9 - DESCRIPTION OF BUSINESS - CUSTODY OF CRYPTO ASSETS.

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BITFARMS LTD.

2024 Annual Information Form

3.9 CUSTODY OF CRYPTO ASSETS

The Company’s crypto assets, currently BTC, are earned to multi-signature wallets that the Company controls. On a regular basis, the Company transfers BTC from its multi-signature wallets to an external third-party custodian, such as Coinbase Custody and Anchorage Digital. Currently, Coinbase Custody and Anchorage Digital provides only custodial services to the Company and does not use a sub-custodian. Coinbase Custody and Anchorage Digital are not related party to the Company. Coinbase Custody is a fiduciary of § 100 of the New York Banking Law and is licensed to custody its clients’ digital assets in trust on their behalf. Coinbase Custody is a qualified custodian for purposes of § 206 (4) -2(d)(6) of the Advisers Act of 1940. Anchorage Digital is the only federally chartered crypto bank in the U.S., serves as a custodian for digital assets, and is licensed and regulated by the Office of the Comptroller of the Currency.

As of March 26, 2025, the Company holds 1,446 BTC, valued at US$125.1 million on its balance sheet. As of the date of this AIF, 76% of the Company’s BTC are held in custody with Coinbase Custody and Anchorage Digital.

Coinbase Custody maintains an insurance policy of US$100.0 million for its cold storage and Anchorage Digital maintains an insurance policy of US$100.0 million for its cold and hot storage; however, the Company cannot ensure that the full limits of those policies would be available to the Company or, if available, would be sufficient to make the Company whole for any BTC that are lost or stolen. The Company is unaware of: (i) any security breaches involving Coinbase Custody or Anchorage Digital which have resulted in the Company’s crypto assets being lost or stolen, or (ii) anything with regards to Coinbase Custody’s or Anchorage Digital’s operations that would adversely affect the Company’s ability to obtain an unqualified audit opinion on its audited financial statements. The Company’s crypto assets held in custody with Coinbase or Anchorage Digital may not be recoverable in the event of bankruptcy by Coinbase, Anchorage Digital or their affiliates. In Coinbase’s annual report, on Form 10-K, filed with the U.S. Securities Exchange Commission on February 13, 2025, Coinbase disclosed that, in the event of a bankruptcy, custodially held crypto assets could be considered to be the property of the bankruptcy estate and that the crypto assets held in custody could be subject to bankruptcy proceedings with Coinbase Custody’s customers being treated as general unsecured creditors. Further, regardless of efforts made by the Company to securely store and safeguard assets, there can be no assurance that the Company’s cryptocurrency assets will not be defalcated through hacking or other forms of theft.

Regardless of efforts made by the Company to securely store and safeguard assets, there can be no assurance that crypto assets will be safe from hacking or other forms of theft. See Section 19 - RISK FACTORS of this AIF.

3.10 HEDGING PROGRAM OF DIGITAL ASSETS

The Company’s hedging strategy aims to reduce the risk associated with the variability of cash flows resulting from future disposals of digital assets and in consideration of the volatility and adverse price movements of the digital assets in the prior months. In March 2023, the Board approved a hedging program and authorized Management, through a Risk Committee specifically created for this purpose, to implement hedges using various financial derivatives including over-the-counter BTC options and BTC futures contracts, among others, hedging up to 20% of the Company’s BTC compensation per month and up to three months of expected future BTC compensation. In April 2023, the Board authorized the Risk Committee to increase the maximum hedge ratio to up to 50% of the Company’s BTC compensation per month and up to six months of expected future BTC compensation.

During the year ended December 31, 2024, the Company had BTC option contracts to sell digital assets which resulted in a loss of US$1.3 million, mainly related to premiums for the option contracts hedging the risk of the BTC price decreasing and protecting the Company’s margins. Refer to Note 23 to the Financial Statements for more details.

3.11 SYNTHETIC HODL PROGRAM OF DIGITAL ASSETS

Alongside the hedging program, and with the intent to source risk-managed and capital-efficient leverage on BTC, in June 2023, the Board approved a HODL strategy, referred to as the Synthetic HODL strategy, which allows up to 20% of the Company’s BTC exposure to be replicated using BTC derivatives and volatility-targeting instruments. In October 2023, the Company initiated its Synthetic HODL strategy with the purchase of long-dated BTC call options. The primary objective of the Synthetic HODL is to replicate BTC HODL appreciation potential upside while utilizing excess cash flow from operations to fund capital growth programs. It remains within the Risk Committee’s discretion to dynamically adjust Bitfarms’ hedge and Synthetic HODL ratios within the risk limits approved by the Board to more adequately respond to market conditions that are beyond the Company’s operational control. During the year ended December 31, 2024, the Company purchased long-dated BTC call options which resulted in a gain of US$17.0 million, including realized gains of US$17.6 million, attributable to the change in the BTC price over the period.

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BITFARMS LTD.

2024 Annual Information Form

3.12 BITCOIN ONE PROGRAM FOR DIGITAL ASSETS MANAGEMENT

In February 2025, the Board approved the launch of the Bitcoin One initiative as the successor to the Company’s Hedging program and Synthetic HODL program for digital assets management, which was deployed during this month. Bitcoin One is a quantitative investment multi-strategy program that employs a disciplined approach to BTC accumulation through diversification, strategic leverage, and market timing. The Board authorized the risk management committee to deploy up to (i) 100% of the Company’s BTC in treasury, plus (ii) three months of expected forward production calculated on a rolling basis, plus (iii) $10.0 million under Bitcoin One to be actively managed and participate in volatility-targeting strategies.

Bitcoin One focuses on active BTC treasury management through discretionary and rules-based trading algorithms and an active managed volatility targeting program that trades crypto volatility as an asset class and harvests the risk premium that arises from that volatility.

3.13 CURRENT MINING OPERATIONS

The following table sets out summary information regarding the current Data Centers as of March 26, 2025.

Location	Energized Capacity	Property Information	Primary Energy Source
Farnham, Québec, Canada	10 MW	Leased	Hydroelectric
Saint-Hyacinthe, Québec, Canada	15 MW	Leased	Hydroelectric
Cowansville, Québec, Canada	17 MW	Leased	Hydroelectric
Baie-Comeau, Québec, Canada	22 MW	Leased	Hydroelectric
Magog, Québec, Canada	10 MW	Leased	Hydroelectric
Bunker, Sherbrooke, Québec, Canada	48 MW	Leased	Hydroelectric
Leger, Sherbrooke, Quebec, Canada	30 MW	Leased	Hydroelectric
Garlock, Sherbrooke, Québec, Canada	18 MW	Leased	Hydroelectric
Sharon, Pennsylvania, United States	12 MW	Leased	Alternative Energy
Panthercreek, Pennsylvania, United States	60 MW	Owned	Alternative energy
Scrubgrass, Pennsylvania, United States	63 MW	Owned	Alternative energy
Washington, United States	18 MW	Owned	Hydroelectric
Villarrica, Paraguay	10 MW	Leased	Hydroelectric
Paso Pe, Paraguay	70 MW	Owned	Hydroelectric
Rio Cuarto, Argentina	58 MW	Leased	Natural Gas
461 MW

3.14 COMPETITIVE CONDITIONS

The cryptocurrency Mining industry is highly competitive. There are several publicly traded companies that mine cryptocurrency including CleanSpark Inc., Core Scientific, Inc., Digihost Technology Inc. , Hive Blockchain Technologies Ltd., Hut 8 Corp., Iris Energy Ltd., IREN Ltd., MARA Holdings Inc and Riot Platforms, Inc. In addition, many other private companies are active in the industry.

3.15 HARDWARE AND SOFTWARE

The main components of the Company’s cryptocurrency Mining operations are specialized computers, frequently referred to as ASIC Miners, that consist of ASIC chips, PSUs, network components, security components, electronic components, cooling components and other ancillary hardware. The hardware is composed primarily of: (i) MicroBT WhatsMiner, Bitmain S19j Pro, Bitmain T21 and Bitmain S21 Miners, which currently comprise most of the Company’s Mining power; and (ii) peripheral computer hardware required to operate the Miners. As of December 31, 2024, the Company owned and operated approximately 92,000 ASIC Miners. The majority of the Company’s currently operating ASIC Miners and those recently secured by purchase order in connection with the expansion plans are primarily manufactured by MicroBT and Bitmain Technologies Inc., each leading suppliers of ASIC Miners for the blockchain and Mining industry. The Miners are typically purchased directly from the manufacturer; however, during periods of elevated demand and pricing conditions, the Company has on occasion made purchases through secondary suppliers.

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BITFARMS LTD.

2024 Annual Information Form

The Company has historically utilized MGMT-2, a proprietary software suite, to control, manage, report and secure its cryptographic coin Mining systems. The Company’s software suite consists of three main operating programs: (i) a software program that provides a real-time status report and reports problems in near-real time; (ii) a web interface, management software program that displays various events and alerts by sending short message service (“SMS”) messages or other alert methods; and, (iii) a third program that displays the retrieved data in a digestible format to assist operators in identifying machine issues. Additionally, the Company has an automated cooling management system that autonomously controls exhaust fans to maintain the optimal temperature of the Miners at various locations based on ambient conditions (efficient cooling is an essential condition for the operation of the Data Centers). The software can be scaled to manage an unlimited number of ASIC components and Bitcoin Data Centers. Currently, the Company is transitioning to LŌD (formerly known as Lincoin), a third party Miner management software offering enhanced fleet management capabilities. During the transition period, both MGMT-2 and LŌD are being utilized for monitoring and managing the mining fleet. As LŌD is integrated into operations, it may gradually take over some or all of the core functionalities of MGMT-2, including real-time monitoring, data analysis, and automated alerting. LŌD is expected to also enhance the automated cooling management system by improving response times and providing better optimization tools for power and temperature management. The shift to LŌD is expected to provide improved efficiency, enhanced scalability, and better integration with emerging mining technologies. However, MGMT-2 remains active during this transition to ensure operational stability and seamless adoption of the new system. The Company is committed to continuously updating and refining its software tools to maintain optimal mining efficiency.

3.16 REVENUE

Year ended December 31,
	2024**	2023*	2022*
Revenues	$192.9 million	$146.4 million	$142.4 million

**	Revenues are from the sale of computational power used for hashing calculations, the sale to external customers and the provision of electrical services.
*	Revenues are from the sale of computational power used for hashing calculations and the provision of electrical services.

	As of December 31,
	2024	2023	2022
Value of Bitcoin held	$120.1 million	$34.0 million	$6.7 million
Market price of Bitcoin	$93,400	$42,300	$16,500

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BITFARMS LTD.

2024 Annual Information Form

3.17 EMPLOYEES

As of December 31, 2024, the Company and its subsidiaries had 197 employee positions on a global basis. The following table sets out the employees by department:

Department	Number of Employees
IT & Infrastructure	23
Operations – Site & Project Managers	7
Operations – Technicians	89
Business Development, Finance, Administration, Investors Relations and Marketing	44
Sub-Total	163
Volta	34
Total	197

Following Stronghold acquisition on March 14, 2025, 121 employees joined the Company.

3.18 INTANGIBLE PROPERTIES

The Company continually invests in improvements to its proprietary software called MGMT-2. The source code used to operate the farms is owned by the Company and is in its possession and held in a private account. No patents have been registered on the software and no applications have been made to register or otherwise protect copyrights in the software or its components.

3.19 BANKRUPTCY PROCEEDINGS

There have been no bankruptcies, receivership, or similar proceedings against Bitfarms or its respective subsidiaries, whether voluntary or otherwise, since incorporation and, to the knowledge of management, there are no such contingent or threatened proceedings.

3.20 SPECIALIZED SKILL KNOWLEDGE

The Company acknowledges that the specialized skills and industry expertise of its leadership team are essential to achieving success in cryptocurrency mining and blockchain technology. The individuals below contribute exceptional and invaluable knowledge to the organization.

Ben Gagnon’s industry expertise in cryptocurrency mining is comprehensive and multifaceted. He has hands-on experience in both small-scale and commercial mining operations, having founded and led two Bitcoin mining companies prior to joining the Company. His skills encompass hardware deployment, energy optimization, mining economics, and miner portfolio management. Ben’s experience operating mining Data Centers in China since 2015 provided him with valuable insights into the industry’s early challenges. His proficiency extends to energy infrastructure optimization and the integration of renewable energy solutions. Additionally, Ben has contributed to shaping industry standards through his roles in the Canadian Blockchain Consortium including in its Infrastructure Committee and the Bitcoin Mining Council, demonstrating his ability to blend technical knowledge with strategic business acumen.

Fanny Philip is a recognized leader in the Digital Assets, Energy and Infrastructure ecosystem since 2019. Her extensive knowledge and deep understanding of these fields is crucial to the Company navigating the complex intersection of innovative technology and financial systems. Fanny is a member of the Canadian Blockchain Consortium’s Infrastructure committee and the President of its Quebec charter since 2022 inception. She was rewarded as one of the ’‘Most Inspirational Women in Web3 & AI’’ (2024) by Forbes Web3, 100 Davos Women and World Leaders in Data and AI.

Andrew J. Chang is a cryptocurrency industry expert with a 20-year career in technology and blockchain, including his crucial role in the launching of Paxos Trust Company LLC., the first regulated blockchain-focused trust company and blockchain infrastructure platform in the United States.

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BITFARMS LTD.

2024 Annual Information Form

4. GENERAL DEVELOPMENT OF THE BUSINESS

FISCAL 2022

The highlights relating to the development of the Company’s business over the past three years are described below.

A. Board and Management Changes

In Fiscal 2022, the following changes to the Board and Management were made:

●	On February 14, 2022, the Company announced the addition of three executives for newly created positions. Philippe Fortier was appointed Vice President, Special Projects; Andrea Keen was appointed Vice President of Human Resources; and Stephanie Wargo was appointed Vice President of Marketing & Communications.
●	On May 15, 2022, Nathaniel Port resigned as Senior Vice President of Finance and Accounting.
●	On May 16, 2022, Marc-André Ammann was appointed as Vice President of Finance and Accounting.
●	On May 24, 2022, Paul Magrath was appointed as Vice President of Taxation.
●	On November 17, 2022, the Company announced the addition of Edith Hofmeister to the Board, bringing the total number of directors to six.
●	On December 29, 2022, Emiliano Grodzki resigned as CEO and remained as non-executive member of the Board of Directors. Geoffrey Morphy was promoted from President and Chief Operating Officer to the position of President and Chief Executive Officer. The Company also announced that Nicolas Bonta has shifted from the position of Executive Chairman to the role of Chairman of the Board of Directors.

B. At-the-market equity offering program

For the Fiscal year 2022, the Company issued a total of 29,324,277 Common Shares, in exchange for US$54.1 million of net proceeds, through the ATM program.

C. Debt Financing

On February 24, 2022, the Company secured a US$32 million credit facility with a private lender (the ” BlockFi Loan”). The BlockFi Loan Facility had a 24-month term at an interest rate of 14.5 % per annum and was secured by approximately 6,100 Bitmain S19j Pro Miners. The BlockFi Loan Facility was used for general corporate purposes and for the Company’s global growth initiatives.

On March 31, 2022, the Company made an additional draw of US$40 million from its December 2021 Debt Facility.

On June 17, 2022, the Company entered into an equipment financing agreement with NYDIG ABL LLC (“NYDIG”) which provided for initial funding of US$37 million at an interest rate of 12% per annum (the “NYDIG Loan”). The NYDIG Loan was collateralized by 10,395 WhatsMiner M30S Miners at Leger and the Bunker, funded as the assets were installed and became operational.

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BITFARMS LTD.

2024 Annual Information Form

On June 17, 2022, the Company announced that it had reduced the December 2021 Debt Facility from US$100 million to US$66 million, funded through the sale of 1,500 BTC.

On June 30, 2022, the Company amended its December 2021 Debt Facility and extended its maturity date to October 1, 2022.

On September 29, 2022, the Company amended its December 2021 Debt Facility and extended its maturity date from October 1, 2022, to December 29, 2022, and reduced the collateral requirement from 143% to 135%, for a maximum of US$40 million at an interest rate of 11.25%. The December 2021 Debt Facility was fully repaid in December 2022.

As of December 31, 2022, Foundry Loan #1 matured and was fully repaid.

D. TSX Listing

On April 7, 2022, the Company announced that it had received final approval for the uplisting of its Common Shares to trade on the TSX. The Common Shares commenced trading on the TSX under the symbol “BITF” effective market open on April 8, 2022, and were concurrently delisted from the TSXV.

E. IR Agreement

In March 2022, the Company extended the LHA IR Agreement for an indefinite period, under the same terms.

F. Digital Asset Management Program

In January 2022, the Board authorized management to purchase 1,000 BTC for US$43.2 million, increasing the Company’s BTC holdings by approximately 30%.

On June 21, 2022, the Company announced that it had adjusted its Digital Asset Management Program to improve liquidity and strengthen its balance sheet. During the second and third quarter of 2022, the Company sold 3,670 BTC in collateral to partially pay the December 2021 Credit Facility. During the same period the Company also sold 2,275 BTC in treasury to manage liquidity levels. Since August 2022, the Company started selling almost all of its daily BTC Mining production, and as of December 31, 2022, held 405 BTC valued at approximately US$6.7 million based on a BTC price of approximately US$16,500 as of December 31, 2022.

G. Canada Expansion

Quebec

On March 11, 2022, the Company acquired a building in Sherbrooke to accommodate 18 MW of electrical infrastructure. Garlock was expected to be completed in two phases.

On March 17, 2022, the Company began operations in Phase one of the Bunker. In 2021, the Company entered into a lease agreement for the Bunker, an existing building in Sherbrooke capable of housing up to 48 MW of electrical infrastructure, which was completed in three stages: Phase one, representing 18 MW housed in the pre-existing building with operation expected to begin in June 2022; Phase two, representing 18 MW, in a portion of the building under construction and expected to start operation by June 2022; and Phase three, representing 12 MW, in a portion of the building under construction and expected to start operation by December 2022.

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BITFARMS LTD.

2024 Annual Information Form

On April 6, 2022, the Company began operations at Leger in Sherbrooke, bringing the total operational hashrate to 3 EH/s. The Company entered into a lease agreement in September 2021 for the purpose of building Leger, representing 30 MW of capacity.

On July 28, 2022, the Company announced that it had completed the second phase of its expansion of the Bunker, bringing the total operational hashrate to 3.8 EH/s.

During December 2022, the remaining phases of the Bunker (6 MW) and Garlock (12 MW) farms in Sherbrooke, were energized, reaching their full capacity of 48 MW and 18 MW, respectively, which represented the completion of the Sherbrooke Expansion.

On December 16, 2022, the Company announced that it had completed the sale of the De la Pointe Property, receiving US$3.6 million in net proceeds.

I. United States Expansion

State of Washington

During the second quarter of 2022, the Company added 3 MW of electrical infrastructure and started operating approximately 20 MW of electrical infrastructure with the majority of the Company’s Antminer S19j Pro Miners generating approximately 600 PH/s in this Data Center. As of December 31, 2022, the Company had an application pending for an additional 6 MW, which was originally expected to be energized before the end of Fiscal 2022. An additional 3 MW in process application is estimated to be energized after 2027 due to the nearby substation being at full capacity. See Section 5.3 - FUTURE GROWTH PLANS - UNITED STATES EXPANSION.

J. Argentina Expansion

On September 19, 2022, the Company announced commencement of operations at the first 10 MW module of its 50 MW warehouse in Rio Cuarto, Argentina, increasing the total number of farms operated by the Company to ten and the total operational hashrate to 4.1 EH/s. See Section 5.6 - FUTURE GROWTH PLANS - ARGENTINA EXPANSION.

As of December 31, 2022, construction of all 5 MW modules at the 50 MW warehouse had been completed and commissioning was underway.

K. Paraguay Expansion

In January 2022, the Villarrica Data Center became operational with the installation of 2,900 of the Company’s older generation Miners relocated from Quebec and generating approximately 125 PH/s. On February 1, 2022, the Company announced commencement of 10 MW operations at the Villarrica Data Center, increasing the total farms operated by the Company from six to seven and total Mining capacity to 116 MW. See Section 5.4 - FUTURE GROWTH PLANS - PARAGUAY EXPANSION.

FISCAL 2023

A. Management Changes

In Fiscal 2023, the following changes to the Management had been made:

●	On January 1, 2023, Jeff Gao was appointed as Vice President of Risk Management.

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BITFARMS LTD.

2024 Annual Information Form

●	On December 11, 2023, Guillaume Reeves was appointed Vice President of IT, Mr. Reeves is one of the most longstanding employees of the Company and had previously occupied the position of Director of IT.

●	On December 29, 2023, Tracy Krumme was appointed Senior Vice President, Investor Relations and Corporate Communications.

B. At-the-market equity offering program

In Fiscal year 2023, the Company issued 52,120,899 common shares in the ATM program in exchange for gross proceeds of US$70.8 million at an average share price of approximately $1.36. The Company received net proceeds of US$68.5 million after paying commissions of US$2.2 million to the sales agent for the program and $0.1 million in other transaction costs.

The ATM Agreement expired on September 12, 2023.

C. Debt Financing

In January 2023, the principal amount of the remaining Foundry Loans #2, #3 and #4, entered into in May 2021, were fully repaid before their maturity date.

On January 13, 2023, the Company announced that it was working to modify and reduce indebtedness of the BlockFi Loan Facility. In connection with this, the Company announced it had taken certain actions, including not making installment payments. This constituted a default under the BlockFi Loan Facility and entitled the lender to exercise various rights and remedies against the Company and in respect of the collateral.

During February 2023, the Company negotiated a settlement of its BlockFi Loan Facility with an outstanding debt balance of US$20.3 million for a payment of US$7.8 million in cash. Upon settlement, the 6,100 Bitmain S19j Pro Miners that secured the BlockFi Loan Facility became unencumbered.

D. Digital Asset Management Program

The sale of BTC, while the Company continued to earn BTC, resulted in total holdings of 804 BTC as of December 31, 2023, valued at approximately US$34.0 million based on a BTC price of approximately US$42,300 as of December 31, 2023.

E. Canada Expansion

Quebec

On July 5, 2023, the Company acquired 100% of the shares of a corporation that owns the right to 22 MW of hydro power capacity in the City of Baie-Comeau. In addition, the Company entered into a lease agreement for a Data Center to operate the acquired capacity. Following the closing of the acquisition, the Company immediately commenced production at Baie-Comeau with an initial 3 MW online. The Company fully energized the 11 MW Baie-Comeau Data Center on October 20, 2023. See Section 5.5 - FUTURE GROWTH PLANS - CANADA EXPANSION.

F. United States Expansion

State of Washington

In April 2023, the Company received approval from the power supplier for the 6 MW application that was pending as of December 31, 2022. Subject to completion of the construction of required civil work for the deployment of the additional Mining capacity, the 6 MW is expected to be operated in the first quarter of 2024.

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In June 2023, the Company began the construction of another Data Center on Company-owned land.

In July 2023, after obtaining lower results than expected, both in terms of performance and costs, the Company de-energized its 2 MW containerized immersion cooling pilot project. See Section 5.3 - FUTURE GROWTH PLANS - UNITED STATES EXPANSION.

G. Argentina Expansion

In April 2023, the private power producer obtained permits to provide the Company with up to 100 MW. During the same month, testing of the Rio Cuarto substation was completed, and with the energization of 2,100 Miners in the Rio Cuarto Data Center, the Company reached 5 EH/s of production.

During Q2 2023, approximately 5,100 new M30S WhatsMiner Miners were installed in the Rio Cuarto Data Center, increasing capacity by over 100% to 29 MW and added approximately 510 PH/s, bringing its total hashrate in that Data Center to approximately 700 PH/s. See Section 5.6 - FUTURE GROWTH PLANS - ARGENTINA EXPANSION.

In August and September 2023, approximately 1,300 new M50 WhatsMiner Miners, 700 new S19j Pro Antminer Miners and 5,500 new S19j Pro+ Antminer Miners were installed, increasing the warehouse’s capacity to 51 MW and operational hashrate to 1.5 EH/s. Approximately 600 additional M50 WhatsMiner Miners and 200 new Bitmain S19j Pro+ Antminer Miners were installed in October 2023, further increasing the warehouse’s capacity to 54 MW and operational hashrate to 1.6 EH/s.

In November 2023, the Company secured a fixed rate with the private Argentinian power producer to receive power at the Rio Cuarto Data Center at a fixed rate of 2.1 cents per kWh plus VAT for the months of November 2023 through April 2024, which is expected to significantly lower the Company’s blended cost of power at the Rio Cuarto Data Center to an average of 2.5 cents per kWh plus taxes for the first year of full operations.

As of December 31, 2023, the Company operated one 54 MW Data Center in Argentina.

J. Paraguay Expansion

In January 2023, all the older generation Miners in the Villarrica Data Center were replaced with approximately 3,000 new M30S WhatsMiner Miners generating approximately 290 PH/s, a 165 PH/s increase compared to the hashrate that was being produced by the older generation Miners. During the three months ended March 31, 2023, the Company sold the older generation Miners to a third party for approximately US$0.2 million. See Section 5.4 - FUTURE GROWTH PLANS - PARAGUAY EXPANSION.

In July 2023, the Company acquired 100% of the shares of two corporations owning power purchase agreements in Paraguay for up to 150 MW of eco-friendly hydro power: one for up to 50 MW in Villarrica, in close proximity to the Company’s existing operations, and one for up to 100 MW in Yguazu, a new location close to the Itaipú dam, the third largest hydro-electric dam in the world.

In August 2023, in anticipation of the construction of the new 50 MW operating Data Center in Villarrica, known as the “Paso Pe” Data Center, the Company placed orders using vendor credits for eight 2.4 MW hydro containers and approximately 1,900 hydro-cooled Miners capable of producing approximately 675 PH/s once installed.

In September 2023, construction commenced at the Paso Pe Data Center.

In December 2023, the Company announced that it had entered into an amended agreement for an additional 20 MW of energy at the Paso Pe Data Center, enabling an expansion at the Bitcoin Data Center from 50 MW to 70 MW, of which about 50 MW will be air cooled with remainder being hydro containers. The construction of the Paso Pe Data Center is expected to be completed before the end of the second quarter of 2024.

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2024 Annual Information Form

I. Transformative Fleet Upgrade

In November 2023, the Company announced that, as part of a comprehensive strategy to increase the Company’s fleet efficiency and operating capacity, it placed a firm purchase order for 35,888 Bitmain T21 Miners totaling $95.5 million with deliveries scheduled from March 2024 to May 2024 and made a non-refundable deposit of $9.5 million (the “2023 Purchase Order”). In addition, the Company secured a purchase option for an additional 28,000 Bitmain T21 Miners totaling $74.5 million and made a non-refundable deposit of $7.4 million in respect to the purchase option (the “2023 Purchase Option”). The 2023 Purchase Option gave the Company the right until December 31, 2024, but not the obligation, to purchase, in whole or in part, up to an additional 28,000 Bitmain T21 Miners.

J. 2023 Private Placement

In November 2023, the Company completed a private placement (the “November 2023 Offering”) for total gross proceeds of US$43.8 million (CAD$60.0 million) in exchange for 44,444,446 Common Shares and 22,222,223 Common Shares purchase warrants to purchase Common Shares at a price of CAD$1.35 for each share and associated one-half warrant. The funds were raised via a fully subscribed private placement of equity securities among U.S. institutional investors. H.C. Wainwright & Co. acted as the exclusive placement agent for the offering.

In December 2023, 6,962,693 warrants and 2,306,667 broker warrants issued in the private placement that closed on November 28, 2023, were exercised, resulting in the issuance of 9,269,360 Common Shares for gross proceeds of approximately US$11.0 million (or US$1.23 per share for the broker warrants and US$1.17 per share for the warrants).

K. Prospectus Filings

On November 10, 2023, the Company filed a short form base shelf prospectus (the “November 2023 SFBS Prospectus”) related to the offering for sale of such number of securities of the Company as would result in aggregate gross proceeds of up to US$375 million, over a 25-month period.

FISCAL 2024

A. Board and Management Changes

In Fiscal 2024, the following changes to the Board and Management have been made:

●	On March 25, 2024, the Company announced a CEO transition with Geoffrey Morphy departing upon completion of an executive search (“Former CEO”).
●	On May 10, 2024, Geoffrey Morphy filed a statement of claim in the Superior Court of Ontario against the Company, claiming damages for breach of contract, wrongful dismissal and aggravated and punitive damages.
●	On May 12, 2024, Geoffrey Morphy was terminated. Nicolas Bonta assumed the role of interim president and CEO during the completion of the executive search for a new CEO.
●	On June 27, 2024, Fanny Philip was appointed as director on the Board of the Company.

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●	On July 8, 2024, Benjamin Gagnon was appointed as CEO of the Company, and as director on the Board of the Company on August 12, 2024.
●	On August 12, 2024, Nicolas Bonta resigned as Chairman of the Board, and Brian Howlett was appointed as Chairman.
●	On August 12, 2024, Fanny Philip was nominated as Chair of the Audit Committee as Brian Howlett transitioned from chair to member of the Audit Committee.
●	On August 26 2024, the Company settled the dispute with the Former CEO.
●	On August 19, 2024, Liam Wilson joined the Company as Chief Operating Officer.
●	On September 9, 2024, Alexander Brammer joined Bitfarms as Senior Vice-President of Global Mining Operations and Benoit Gobeil was promoted to Chief Infrastructure Officer.
●	On September 23, 2024, Amy Freedman was appointed as independent director to the Board of directors, as member of the Governance and Nominating Committee, the Compensation Committee and the Special Committee. Andrés Finkielsztain stepped down from Bitfarms’ Board of Directors.
●	On October 17, 2024 Stephanie Wargo resigned as Vice President of Marketing and Communications.
●	On November 1, 2024, Rachel Silverstein was appointed as U.S. General Counsel.
●	On November 20, 2024, Andrew J. Chang was elected by shareholders as director on the Board of the Company.
●	On November 27, 2024, Benoit Gobeil resigned as CIO of the Company.

B. At-the-market equity offering program

Bitfarms commenced the 2024 ATM Program (“2024 ATM Program”) on March 11, 2024, by means of a prospectus supplement dated March 8, 2024 (“March Supplement”), to the Company’s short form base shelf prospectus dated November 10, 2023 (“Base Shelf”), U.S. registration statement on Form F-10, which included a prospectus supplement related to the 2024 ATM Program and pursuant to an at-the-market offering agreement dated March 8, 2024 (the “Sales Agreement”) between the Company and H.C. Wainwright & Co., LLC (the “Agent”). The Company may, at its discretion and from time-to-time, sell its Common Shares in the 2024 ATM Program for aggregate gross proceeds of up to US$375.0 million.

The Company filed an amended and restated prospectus supplement dated October 4, 2024 (the “October Supplement”), providing disclosure regarding the Stronghold Transaction and amending and restating the March Supplement to the Company’s existing $375.0 million Base Shelf, with both the Base Shelf and amended and restated prospectus supplement forming a part of the Company’s registration statement on Form F-10.

On December 17, 2024, the Company filed a second amended and restated prospectus supplement (the “Second A&R Prospectus Supplement”), amending and restating the March Supplement, as first amended and restated by the October Supplement to the Company’s existing US$375 million Base Shelf Prospectus. The Company filed this Second A&R Prospectus Supplement to incorporate updated unaudited pro forma financial statements in respect of the proposed merger between the Company and Stronghold, as first announced on August 21, 2024, and Stronghold’s unaudited interim financial statements for the three and nine months ended September 30, 2024.

During Fiscal 2024, the Company issued 135,474,160 common shares in the 2024 ATM Program in exchange for gross proceeds of US$299.9 million at an average share price of approximately $2.21. The Company received net proceeds of US$290.5 million after paying commissions of US$9.0 million to the sales agent in addition to US$0.4 million of other transaction fees. The Company capitalized $0.9 million of professional fees and registration expenses to initiate the 2024 ATM Program.

C. IR Agreement

Since the Company has undergone significant changes and growth, it has in place an internal team dedicated to oversee the Company’s IR activities and thus, the investors relations agreement with LHA was terminated during the first quarter of 2024.

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D. Digital Asset Management Program

The sale of BTC, while the Company continued to earn BTC, resulted in total holdings of 934 BTC as of December 31, 2024, valued at approximately US$120.1 million based on a BTC price of approximately US$93,400, as of December 31, 2024.

E. Canada Expansion

Quebec

●	In March 2024, the Company entered into a sale and leaseback agreement for the Garlock Data Center located in the City of Sherbrooke, and received net proceeds of US$1.7 million.
●	Approximately 32,700 Miners were deployed at the Company’s Data Centers in Canada, during the year 2024.
●	The construction of the building of the second 11 MW Data Center in Baie-Comeau was fully completed in November and energized in January 2025.

For more details, please refer to sub-section 5.5, CANADA EXPANSION

As of December 31, 2024, the Company operated 170 MW of energized capacity across 8 Data Centers in Canada.

F. United States Expansion

State of Washington

●	In January 2024, in connection with the construction of a new 6 MW Data Center on the Company’s property , the Company elected to cancel the lease of a 5 MW Data Center in the region of Washington and transfer the Miners from the leased Data Center to the newly constructed 6 MW Data Center.
●	In February 2024, the power supplier established the electricity connection allowing the Company, subject to the completion of the civil work, to access the 6 MW of hydro power capacity.
●	In June 2024, the Company energized a 3 MW temporary Data Center until the new 6 MW Data Center was fully constructed in October 2024.
●	In April 2024, approximately 1,000 Bitmain T21 Miners and 200 Bitmain S21 Miners were installed at the current operating Data Center and the Company installed approximately 700 additional T21 Bitmain Miners.
●	The construction of the 6 MW Data Center on the Company’s property which had begun in June 2023 was completed in October 2024.

For more details, please refer to sub-section 5.3, UNITED STATES EXPANSION

State of Pennsylvania

●	In June 2024, the Company entered into an agreement to lease a Data Center located in Sharon, Pennsylvania for a total power site capacity of 110 MW. The Company also entered into a letter of intent for a lease to an additional and adjacent 10 MW site, which would bring the total Data Center capacity to 120 MW.
●	In August 2024, the Company finalized the definitive lease agreement and assumed control of the property in Sharon, acquiring a potential 110 MW of electricity and providing the Company with an immediate capacity increase of 12 MW of electricity. A total of 30 MW of energized capacity is slated to come online by the end of the second quarter of 2025 and the remaining 80 MW by the end of 2025.

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●	In September 2024, the Company entered into a hosting agreement with a subsidiary of Stronghold, under which the Company will deploy a mix of 10,000 Bitmain T21 and S21 Pro-miners at Stronghold’s Panther Creek Data Center located in Pennsylvania (the “Panther Creek Hosting Agreement”).
●	In October 2024, the Company entered into a second hosting agreement for the deployment of an additional 10,000 miners to Stronghold’s Scrubgrass Data Center located in Pennsylvania (the “Scrubgrass Hosting Agreement”).

As of December 31, 2024, the Company operated 97 MW of energized capacity across in 4 Data Centers in the US.

For more details, please refer to sub-section 5.3, UNITED STATES EXPANSION

G. Argentina Expansion

●	In October 2024, the Company started to upgrade its Rio Cuarto Data Center by installing approximately 1,300 Bitmain T21 Miners.

As of December 31, 2024, the Company operated 58 MW of energized capacity in one Data Center in Argentina.

For more details on the expansions of the Company, please refer to sub-section 5.6, ARGENTINA EXPANSION.

H. Paraguay Expansion

Paso Pe

●	The construction of the Paso Pe Data Center and underground cable connections were completed during the period from March to June 2024.
●	An 80 MW capacity transformer, approximately 9,500 Bitmain T21 air-cooled Miners and MicroBT M53S Hydro Miners were received and installed within a portion of the eight Hydro Containers.
●	During the second quarter of 2024, the Company energized the 70 MW substation and started operating 4 of 5 air cooling warehouses and 6 of 8 hydro containers following the commissioning of the substation.
●	In July 2024, the Company installed approximately 1,800 additional Bitmain T21 air-cooled Miners, completing the Paso Pe expansion.
●	In October 2024, the Company added approximately 3,100 Bitmain T21 Miners to the Paso Pe Data Center.

Yguazu

●	In January 2024, the Company purchased land for the initially planned 100 MW hydro-powered Yguazu Data Center.
●	In February and March 2024, the Company signed purchase agreements for major long-lead equipment for the high-voltage interconnection to the ANDE substation and to the transmission line to energize the 100 MW project.
●	In April 2024, the Company started construction of the Yguazu Data Center.

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●	In May 2024, the Company amended its power purchase agreement for the Yguazu Data Center to increase the contracted power from 100 MW to 200 MW commencing on January 1, 2025.
●	In November 2024, the Company requested to delay the commissioning of the substation by 60 days, which is pending ANDE’s approval. The Company expects to complete the build out of the electrical infrastructure for the first 100 MW by December 31, 2024 and the additional 100 MW before June 30, 2025.
●	In June 2024, the Company purchased additional land to accommodate the increased 100 MW capacity.
●	As of December 31, 2024, construction is progressing and scheduled to be completed in the first quarter of 2025.
●	On March 17, 2025, the Company Sold the Yguazu Data Center to Hive.

As of December 31, 2024, the Company operated 80 MW of energized capacity across 2 Data Centers in Paraguay.

For more details, please refer to sub-section 5.4, PARAGUAY EXPANSION

I. Transformative Fleet upgrade

●	On March 11, 2024, the Company exercised its 2023 Purchase Option. On that date, the Company also purchased an additional 19,280 Bitmain T21 Miners, 3,888 Bitmain S21 Miners, and 740 Bitmain S21 hydro Miners, for an aggregate purchase price of US$69.2 million (the “March 2024 Purchase Order”).
●	On November 12, 2024, the Company amended the 2023 Purchase Option and the March 2024 Purchase Order and upgraded 18,853 Bitmain T21 Miners with more efficient Bitmain S21 Pro Miners for an additional US$33.2 million, expected to be delivered in December 2024 and January 2025.
●	During year 2024, the Company sold approximately 16,056 older generation Miners to third parties for approximately US$2.5 million.

For more details, please refer to sub-section 5.2, TRANSFORMATIVE FLEET UPGRADE.

J. 2023 Private Placement

During FY 2024, 5,000,000 warrants and 111,111 broker warrants related to the 2023 private placement were exercised, resulting in the issuance of 5,111,111 common shares for proceeds of approximately US$6.0 million.

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K. Current Computing Power under management

The Company’s total operating hashrate under management is approximately 16.1 EH/s as of March 26, 2025.

L. Riot

●	On April 22, 2024, shortly after the Company had formed a special committee of independent directors (the “Special Committee”) to conduct a strategic alternatives review process to consider, among other things, continuing to execute on the Company’s business plan, a business combination or other strategic transaction (the “Strategic Alternatives Review Process”), the Company received an unsolicited proposal from Riot to acquire 100% of the common shares of the Company, at a price of US$2.30 per common share consisting of cash and Riot’s common shares.
●	On late May 2024, the Company’s Special Committee rejected Riot’s proposal, stating it significantly undervalued the company and its growth prospects.
●	On June 10, 2024, the Company adopted a shareholder rights plan in order to preserve the integrity of the Strategic Alternatives Review Process and maximize shareholders’ value.
●	On June 24, 2024, Riot filed an application with the Capital Markets Tribunal, an independent division of the Ontario Securities Commission (the “Tribunal”), requesting cease trade orders regarding the Company’s shareholder rights plan. On the same date, the Company announced having received a shareholder meeting requisition from Riot.
●	On July 24, 2024, the Tribunal decided the cease trade of the Bitfarms’ shareholder right plan, and the Company announced the adoption of a new shareholder rights plan.
●	On September 23, 2024, Bitfarms and Riot reached a settlement agreement, ending the dispute. The main terms of the settlement agreement included: (i) Riot withdrawing its June 24 requisition, (ii) The Company appointing Amy Freedman to its Board, and Riot agreeing to vote in favor of certain matters at Bitfarms Special Meeting of Shareholders until the date of the 2026 AGM (the “Settlement Agreement”).
●	On November 20, 2024, the Company announced the results of the Special Meeting of Shareholders and (i) the expansion of the Board of directors from five to six members, (ii) the election of Andrew J. Chang as independent director to serve as the sixth member thereof, and (iii) the ratification of the Company’s shareholder rights plan adopted on July 24, 2024.

FISCAL 2025

During Fiscal 2025 until March 26, 2025

A. Management Changes

In Fiscal 2025, the following changes to the Company’s Management were made:

●	On February 19, 2025, Patricia Osorio resigned as the Vice president corporate affairs and Corporate Secretary of the Company.
●	On February 21, 2025, Marieve Rodrigue was appointed as Corporate Secretary of the Company.
●	On March 3, 2025, Craig Hibbard was appointed as Senior Vice President Infrastructure of the Company.
●	On March 24, 2025 James Bond was appointed as Senior Vice President of HPC of the Company

B. Canada & United States Expansion

●	On February 3,2025 the Company announced the energization of the Sharon Data Center and Baie-Comeau Data Center.
●	On March 14, 2025, the Stronghold Transaction was finalized and closed, following the receipt of Stronghold shareholder approval, applicable regulatory approvals, certain third-party consents and other customary closing conditions. Under the terms of the Merger Agreement, Stronghold shareholders received 2.52 shares of Bitfarms for each Stronghold share.

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2024 Annual Information Form

C. Paraguay Expansion

●	On January 24, 2025, the Company announced that it entered into a binding letter of intent to sell its 200 MW site in Yguazu, Paraguay to HIVE (the “Yguazu Sale”).

●	On March 14, 2025, the Yguazu Sale closed. HIVE purchasing from Bitfarms its 100% ownership stake of its Yguazu, Paraguay BTC data center and the Company’s loan receivable from its Yguazu, Paraguay subsidiary, Zunz SA (“Backbone Yguazu”), for US$63.0 million, with Bitfarms receiving:

■	US$20.0 million of advance payment made in January 2025 upon signing the letter of intent;
■	US$12.0 million upon closing of this transaction; and
■	US$31.0 million over 6 months following closing.

The Yguazu Sale also relieved the Company of future costs totaling approximately US$22.0 assumed by HIVE for a total favorable net cash impact of approximately US$85 million.

D. General development

●	On January 31, 2025, the Company announced it has engaged ASG and WWT as strategic partners to conduct a comprehensive feasibility analysis on all its North American sites, advise on global HPC/AI strategy and develop HPC/AI business.

5. FUTURE GROWTH PLANS

The Company has described its recently completed and future expansion plans below under the sections “United States Expansion”, “Canada Expansion”, “Paraguay Expansion” and “Argentina Expansion”.

As of December 31, 2024, the Company operated 12.8 EH/s across its facilities, an increase of 6.3 EH/s, or 97%, compared to December 31, 2023. The increase is attributed to the installation of additional Miners in Paso Pe, Paraguay; Baie-Comeau, Quebec, Canada; and Rio Cuarto, Argentina, the Stronghold Hosting Agreements in Pennsylvania, United States, and the Company upgrading its overall fleet with more efficient Miners. In January 2025 the Company achieved 15.2 EH/s, and in February 2025 the Company achieved 16.1 EH/s, mainly due to fleet-wide operational excellence initiatives. Through its expansion projects and the investment in its transformative fleet upgrade, the Company achieved its target of 21 w/TH before the end of 2024 and is executing towards its revised targets of 18 EH/s operational and 21 EH/s and 19 w/TH installed by June 30, 2025 and 21 EH/s and 19 w/TH by December 31, 2025. With the closing of the Stronghold transaction on March 14, 2025, the Company added approximately 1.4 EH/s, bringing the total EH under Management to 18.6 EH/s, including Stronghold’s existing hosting agreements

The Company’s revised target reflects the underperformance of some of the Company’s Bitmain T21 Miners. To address this, the Company upgraded 18,853 Bitmain T21 Miners remaining in its Purchase Option and March 2024 Purchase Order, as defined below, to more efficient Bitmain S21 Pro Miners. The Company also returned 4,160 Bitmain T21 Miners and ordered 3,660 Bitmain S21+ Miners.

The most recent BTC halving event occurred on April 19, 2024, and the Company continues to prudently explore further opportunities to expand its infrastructure and improve its Mining hardware to increase the Company’s Hashrate, Miner efficiency and to monetize the Company’s infrastructure to create long-term value for shareholders.

See section 5.1“Cautionary Statements” and Section 19 , “Risk Factors” for more information on the factors that could affect the Company’s targets and achievement of those targets.

5.1 CAUTIONARY STATEMENTS

The estimated costs and timelines to achieve these expansion plans may change based on, among other factors, the cost and supply of Bitcoin Mining equipment, the ability to import equipment into countries where it operates in a cost-effective and timely manner, the supply of electrical and other supporting infrastructure equipment, the availability of construction materials, currency exchange rates and the impact of geopolitical events on the supply chains described above. The Company’s expansion plans rely on a consistent supply of electricity at cost-effective rates; refer to Section 19 RISK FACTORS of this AIF for further details, including a description of these risk factors.

Furthermore, there can be no assurance that the Company’s Data Centers can be operated on a profitable basis. The foregoing information is forward-looking information for the purposes of applicable securities laws in Canada and readers are cautioned that actual results may vary from those described. See Section 1.4 CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS and 19 RISK FACTORS of this AIF.

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5.2 TRANSFORMATIVE FLEET UPGRADE

The transformative fleet upgrade plan described above underpins the Company’s 2024 expansion strategy. Securing additional Miners was anticipated to benefit the Company by capitalizing on elevated Bitcoin prices and drive rapid and meaningful improvements across three key operating metrics: Hashrate, energy efficiency and operating costs per TH.

1.	On November 27, 2023, the Company placed a firm purchase order for 35,888 Bitmain T21 Miners (the “Purchase Order”) totaling US$95.5 million, or $14/TH, which were delivered in 2024.

2.	On November 27, 2023, the Company secured a purchase option for an additional 28,000 Bitmain T21 Miners (the “Purchase Option”) for an aggregate purchase price of US$74.5 million, or $14/TH. On March 11, 2024, the Company exercised the Purchase Option.

3.	On March 11, 2024, the Company also purchased an additional 19,280 Bitmain T21 Miners for $14/TH, and 3,888 Bitmain S21 Miners and 740 Bitmain S21 hydro Miners for $17.50/TH, for an aggregate purchase price of US$69.2 million (collectively defined as the ’‘March 2024 Purchase Order’’).

4.	On November 12, 2024, the Company amended the Purchase Option and the March 2024 Purchase Order (“Supplementary Agreements”) and upgraded 18,853 Bitmain T21 Miners with more efficient Bitmain S21 Pro Miners for an additional consideration of US$33.2 million which was paid in BTC and can be redeemed in four quarterly installments as described in Note 9 to the Financial Statements. The amended aggregate purchase price for the Purchase Option is US$85.1 million and the March 2024 Purchase Order is US$91.9 million.

5.	On March 12, 2025, in connection with the Purchase Order, an exchange agreement was signed to return 4,160 Bitmain T21 Miners. In consideration for the returned Miners, Bitmain will refund the Company with a US$9.5 million credit. Simultaneously, the Company placed another purchase order (’’2025 Miners Swap’’) for 3,660 Bitmain S21+ Miners at a purchase price of US$11.9 million. On March 13, 2025, the net US$2.4 million was paid in BTC and which can be repurchased in four quarterly installments resulting in an embedded derivative.

The March 2024 Purchase Order, combined with the Purchase Order and Purchase Option, is expected to enable the Company to reach 18 EH/s operating capacity and 19 w/TH efficiency in 2025. The Company intends to continue liquidating older Miners to offset the cost of the capital expenditures. During FY 2024, the Company sold 16,056 older generation Miners to third parties for approximately US$2.5 million. Refer to Note 10 to the Financial Statements.

As of December 31, 2024, the Company paid the full amount of US$239.2 million, of which US$33.2 million was made in BTC towards these new orders. The Company has the option to repurchase the BTC paid resulting in an embedded derivative. See Note 9 to the Financial Statements for more details. The Company commenced the 2024 ATM Program on March 11, 2024, enabling the Company to access liquidity of up to US$375.0 million, with the intention to use the proceeds primarily for capital expenditures to support the Company’s growth and development.

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2024 Annual Information Form

The following table details the status of the new Miner orders as of March 26, 2025:

Date	Order		Quantity[1]	Miner Model	Miners Energized	Hashrate (EH/s)[2]	Remaining Miners
Q4 2023	Purchase Order	(i)	35,898	Bitmain T21	35,898	6.8	—
Q1 2024	Purchase Option	(ii)	22,234	Bitmain T21	20,701	3.9	1,533
(amended Q4 2024)	(amended November 2024)	(iv)	6,000	Bitmain S21 Pro	6,000	1.4	—
			28,234		26,701	5.3	1,533
Q1 2024	March 2024 Purchase Order	(iii)	6,475	Bitmain T21	—	—	6,475
(amended Q4 2024)	(amended	(iv)	12,805	Bitmain S21 Pro	6,538	1.5	6,267
	November 2024)		3,975	Bitmain S21	3,975	0.9	—
			762	Bitmain S21 hydro	762	0.3	—
			24,017		11,275	2.7	12,742
Q1 2025	2025 Miners	(v)	(4,160)	Bitmain T21	—	—	(4,160)
	Swap		3,660	Bitmain S21 Pro	—	—	3,660
			(500)		—	—	(500)
			87,649		73,874	14.8	13,775

[1]	The total Hashrate from the Miners received should correspond to the total Hashrate specified in the initial agreements. The quantity of Miners received may vary based on the individual Hashrate specifications of each Miner.

[2]	The Hashrate is based on the average Miner specifications stated in the purchase agreements and the Company’s actual realized Hashrate may differ.

5.3 UNITED STATES EXPANSION

Stronghold and Yguazu Data Centers

Together, the Stronghold transaction and the sale of the Yguazu Data Center described below, enabled the Company to rebalance its portfolio of MW to approximately 80% in North America and 20% outside of North America and is expected to reduce the Company’s average energy costs per kWh by up to 10%. Proceeds from the transaction will be reinvested towards its 1.1 GW growth pipeline as part of the Company’s planned United States expansion for BTC and HPC/AI infrastructure, which marks a significant milestone in the Company’s transition from an international Bitcoin miner to a North American energy and compute infrastructure company.

Development of HPC/AI Business

In January 2025, the Company engaged two separate expert consultants in HPC/AI, ASG and WWT, to conduct formal evaluations of the Company’s Data Centers and energy assets for potential partial or total conversion to HPC/AI. In parallel, ASG and WWT will conduct feasibility assessments, Data Center engineering, site map planning, construction budgeting, and help build accelerated sales and development strategies. Combined, they will support the building of the Company’s operational capabilities and market the Company’s sites to potential HPC/AI customer

Acquisition of Stronghold

On August 21, 2024, the Company and Stronghold entered into a Merger Agreement pursuant to which Bitfarms acquired Stronghold in a stock-for-stock merger transaction (the “Stronghold Transaction”). The Stronghold Transaction was valued at an equity value of approximately US$125.0 million plus the repayment of debt valued at approximately US$50.0 million, which is repayable at closing. The Stronghold Transaction was unanimously approved by the Board of Directors of both companies and was approved by shareholders representing a majority of the outstanding shares of Stronghold on February 27, 2025.

Stronghold is a vertically integrated power generation and Data Center company focused on environmental remediation and reclamation services. Stronghold owns over 750 acres of land with options on over 1,100 additional acres along with two merchant power plants: the Scrubgrass and Panther Creek facilities in Pennsylvania. These two power plants are recognized by Pennsylvania as a Tier 2 Alternative Energy Source (the same category as large-scale hydroelectric power plant) for their proven and significant environmental benefits and have removed hundreds of thousands of tons of industrial waste and converted it into power, while reclaiming hundreds of acres in the process.

As of December 31, 2024, Stronghold had a Hashrate of 2.9 EH/s and 165 MW of current nameplate generated power capacity. In addition, Stronghold has 142 MW of current Pennsylvania-New Jersey-Maryland Interconnection (“PJM”) import capacity with multiple studies underway to potentially increase the total import capacity by an additional 648 MW, bringing as much as 790 MW of incremental potential power beyond 2025.

On March 14, 2025, the Stronghold Transaction closed, following the receipt of Stronghold shareholders approval on February 27, 2025, applicable regulatory approvals, certain third-party consents and other customary closing conditions.

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BITFARMS LTD.

2024 Annual Information Form

Under the terms of the merger agreement, Stronghold shareholders received 2.52 shares of Bitfarms for each share of Stronghold they own. The Company issued 59,866,852 common shares and 12,893,650 warrants in connection with the consummation of the merger. In addition, approximately US$44.5 million was paid at closing to retire outstanding Stronghold loans.

The Company is currently in the process of determining the fair value of identifiable assets acquired and liabilities assumed.

The Stronghold Transaction added up to 307 MW of power capacity, with an additional 648 MW of incremental potential power capacity, for a total of 955 MW of potential power capacity, to the Company’s operations and is aligned with the Company’s strategic objectives to diversify its operations and expand its presence in the United States. through vertical integration of power generation and energy arbitrage capabilities. This transaction solidifies Bitfarms’ role as a dominant player in the Bitcoin Mining sector and positions it well for expansion into the HPC/AI sector with two strategically located facilities with energy infrastructure and expansion capacity.

Sharon Lease Agreement 2024 to 2026 plan

In June 2024, the Company executed a lease agreement for a site located in Sharon, Pennsylvania, United States (“Sharon Lease Agreement”), and develop up to 110 MW of power capacity. Bitfarms also signed a letter of intent to lease an additional 10 MW site near the 110 MW site, which would bring total site capacity to 120 MW. The agreement includes a five-year lease in an industrialized area, including a 11,200 square feet warehouse with options to renew for a total of 17 years along with an option to purchase at fair market value throughout the lease. The lease has variable lease payments with minimum monthly payments increasing over the term of the lease from US$33,000 to US$138,000 with annual adjustments beginning after the third year of the agreement. Prior to June 30, 2026, monthly lease payments can fluctuate based on the energized MW.

In August 2024, the Company finalized the definitive lease agreement and assumed control of the property. With this transaction, the Company acquired a potential 110 MW of electricity capacity, with the transaction providing the Company with an immediate capacity increase of 12 MW of electricity. A total of 30 MW of capacity is slated to come online by the end of the second quarter of 2025 and the remaining 80 MW in 2026, when the installation of electrical infrastructure is expected to be completed.

Through profit sharing plans from future hosting agreements and/or through proprietary compute power dedicated to BTC, the Mining operations are expected to increase the online Hashrate under management up to 1.6 EH/s. Fully energized for computing power dedicated to Bitcoin Mining, the site could support over 7.0 EH/s with current generation Miners. The cost of developing the 110 MW Bitcoin data center for computational power and the installation of the high voltage lines is estimated to range from US$50.0 million to US$60.0 million. A concurrent evaluation of developing all or a portion of the site for HPC/AI is in exploratory stages and may impact estimated capital expenditures and the increase in online Hashrate.

Sharon Position as of December 31, 2024

As of December 31, 2024, the Company had placed deposits of $3.2 million with suppliers for construction costs and for electrical components. As of December 31, 2024, property, plant and equipment (“PPE”) included US$8.3 million related to the Sharon Data Center for facility construction and infrastructure equipment costs.

Sharon 2025 update

In January 2025, the Company energized 12 MW at the Sharon Data Center after installing 3,300 Miners. The Company is in the registration process for participation in Economic Demand Response and other grid support programs offered in the deregulated PJM market. Participation in these programs includes both demand response and energy arbitrage strategies that the Company plans to develop in the coming months across its PJM portfolio under Bitfarms’ energy program. This program will be critical to maximizing the value of its PJM assets through more effective control of energy prices.

Washington State 2024 update

In January 2024, in connection with the construction of a new 6 MW Data Center on the Company’s property in Washington State, the Company elected to cancel the lease of a 5 MW Data Center in the region and transfer Miners from the leased data center to the newly constructed data center. In April 2024, the cancellation of the lease was effective. In June 2024, the Company energized a 3 MW temporary Data Center until the new 6 MW Data Center was fully constructed in October 2024. The cost of developing the 6 MW Data Center totaled US$2.1 million, including US$0.9 million paid in 2023 to the power supplier for establishing the necessary electricity connection.

In February 2024, the power supplier established the electricity connection allowing the Company, subject to the completion of the civil work, to access 6 MW of hydro power capacity.

In April 2024, a mix of approximately 1,200 1,000 Bitmain T21 and S21 Miners 200 were installed at the current operating Data Center.

During the third quarter of 2024, the Company installed approximately 700 additional T21 Bitmain Miners.

Washington State 2025 update

The Company completed the upgrade of a portion of its current fleet of Miners in Washington during February 2025 with new T21 Miners. The Washington location is also being evaluated by ASG and WWT for potential conversion to HPC/AI due to its strategic location near a Data Center cluster and a different tariff rate for HPC/AI Data Centers that the Company believes would reduce its anticipated energy costs at the site to below $0.03 kWh.

As of December 31, 2024, the Company employed 17 team members in the United States of America.

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BITFARMS LTD.

2024 Annual Information Form

5.4 PARAGUAY EXPANSION

Paso Pe 2024 update

From March 2024 to June 2024, construction of the Paso Pe Data Center and the underground cable connections were completed, the 80 MW capacity transformer was received and installed, and approximately 9,500 Bitmain T21 Miners and approximately 1,800 MicroBT M53S Hydro Miners were housed within a portion of the eight Hydro Containers. Following the commissioning of the substation, in the second quarter of 2024, the Company energized the 70 MW substation and started operating four of five air cooling sites and six of eight hydro containers.

In July 2024, the Company installed approximately 1,800 additional Bitmain T21 Miners, completing the Paso Pe expansion. As of July 2024, all five warehouses and eight hydro containers have been fully energized and are actively hashing. In October 2024, the Company added approximately 3,100 Bitmain T21 Miners to the Paso Pe Data Center.

The cost of developing the expanded 50 MW air-cooled warehouses, engineering and ancillary services for the 20 MW of hydro-cooling capacity, constructing the substation capable of accommodating the total energy requirement, and the installation of the high voltage lines totaled US$27.5 million, excluding the cost of the power purchase agreement guarantees required by ANDE, the operator of Paraguay national electricity grid, to secure the monthly electricity purchase payment obligations.

Electricity rate update - Paso Pe

Beginning in July 2024, the Company’s sustainable hydropower has been provided at a cost of approximately 4.4 cents per kWh, before VAT, following the increase in the tariff for Mining activities compared to the previous rate of 3.9 cents per kWh, before VAT.

Paso Pe position as of December 31, 2024

As of December 31, 2024, the Company had placed deposits of US$0.2 million with suppliers for construction costs and for electrical components, respectively. As of December 31, 2024, PPE included US$24.5 million related to the Paso Pe Data Center for the construction and infrastructure equipment costs.

Yguazu 2024 and 2025 update

In January 2024, the Company purchased the land for the initially planned 100 MW hydro-powered Yguazu Data Center to contribute sufficient infrastructure to achieve the Company’s growth targets and for additional future growth.

In February and March 2024, the Company signed purchase agreements for major long-lead equipment and significant contracts including the engineering, procurement and construction contract for the high-voltage interconnection to the ANDE substation and to the transmission line to energize the 100 MW project.

In April 2024, the Company started construction of the Yguazu Data Center. In May 2024, the Company amended its power purchase agreement for the Yguazu Data Center to increase the contracted power from 100 MW to 200 MW commencing on January 1, 2025. In June 2024, the Company purchased land for the planned additional 100 MW capacity.

In November 2024, the Company requested to delay the commissioning of the substation by 60 days, which was approved by ANDE in December 2024. The Company has a four-month trial period to ramp up usage of the substation to full capacity after it is first commissioned.

In January 2025, the Company completed the build out of the electrical infrastructure for the first 100 MW. In March 2025, the construction of an additional 50 MW of the Yguazu Data Center was completed.

Sale of Yguazu Data Center 2025 update

On January 24, 2025, the Company announced that it entered into a binding letter of intent to sell its 200 MW site in Yguazu, Paraguay to HIVE (the “Yguazu Sale”).

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BITFARMS LTD.

2024 Annual Information Form

On March 14, 2025, the Yguazu Sale closed with HIVE purchasing from Bitfarms its 100% ownership stake of its Yguazu, Paraguay BTC Data Center and the Company’s loan receivable from its Yguazu, Paraguay subsidiary, Zunz SA (“Backbone Yguazu”), for US$63.0 million, with Bitfarms receiving:

●	US$20.0 million of advance payment made in January 2025 upon signing the letter of intent;
●	US$12.0 million upon closing of this transaction; and
●	US$31.0 million over 6 months following closing.

The transaction also relieved the Company of future costs totaling approximately US$22.0 assumed by HIVE for a total favorable net cash impact of approximately US$85 million.

As of December 31, 2024, the Company employed 44 team members in Paraguay including 17 employees being trained for Yguazu. As part of the sale to HIVE the Yguazu team was transferred to HIVE reducing Paraguay employees to 27.

5.5 CANADA EXPANSION

Baie-Comeau background

In April 2023, the Company entered into agreements to acquire shares of a Company that owned the right to consume 22 MW of hydro power capacity in Baie-Comeau, Quebec, and to lease a Bitcoin Data Center to install the infrastructure to operate the acquired capacity. When fully utilized, the 22 MW is expected to add over 600 PH/s. The Baie-Comeau area was home to five hydro-electricity Data Centers with over 5.4 Gigawatts of nameplate capacity.

In July 2023, the Company completed the acquisition. The consideration transferred at closing totaled $2.0 million (CAD$2.6 million), of which $0.6 million (CAD$0.8 million) was paid in cash and $1.4 million (CAD$1.8 million) was paid through the issuance of 820,837 common shares of the Company. The lease agreement is for an industrial Bitcoin Data Center in Baie-Comeau for an initial term of 10 years and provided the Company with the option to purchase the Bitcoin Data Center for $2.2 million (CAD$3.0 million) with an annual adjustment at the lesser of (i) the change in the Consumer Price Index and (ii) 3% throughout the lease term.

Baie-Comeau 2023 update

Following the closing of the acquisition, the Company immediately commenced production at Baie-Comeau with an initial 3 MW online. In connection with the acquisition, the Company increased its total hashrate target to 6.3 EH/s, which was achieved on October 20, 2023.

The Company planned to minimize development-related and build-out expenditures by relocating Miners from other Data Centers to Baie-Comeau and by applying infrastructure equipment repurposed from the December 2022 sale of the former De La Pointe Data Center. In June and August 2023, approximately 2,500 WhatsMiner M31S+ Miners were redeployed from Magog and installed at the Baie-Comeau Data Center.

Canada 2024 update

As part of the Miner upgrade and expansion initiatives, the Company installed new Miners at its data centers in Canada during 2024 with new Bitmain T21, S21, S21 Hydro Miners and MicroBT WhatsMiner M53S Miners.

In March and April 2024, the Company installed approximately 1,700 Bitmain T21 Miners and 100 MicroBT WhatsMiner M53S Miners at its Farnham data center, adding a net 0.2 EH/s after removing older, less efficient Miners. Separately, between April and June 2024, approximately 25,300 new Miners were installed at the Company’s data centers in Canada, adding a net 1.6 EH/s after removing older Miners.

In March 2024, the Company entered into a sale leaseback agreement for the Garlock Data Center and received net proceeds of US$1.7 million.

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BITFARMS LTD.

2024 Annual Information Form

In August and September 2024, the Company received from Bitmain 2,700 T21 Bitmain Miners at no additional cost and installed those Miners at the Company’s Data Centers in Canada to replace certain underperforming Miners experiencing overheating issues.

In September 2024, approximately 2,900 T21 Bitmain Miners were installed at the Company’s Magog Data Center after removing older Miners.

Baie-Comeau 2024 and 2025 update

From May 2024 to October 2024, construction of the second 11 MW Data Center in Baie-Comeau was completed. In January 2025, the energy provider energized the additional 11 MW, increasing the Baie-Comeau Data Center total to 22 MW.

The cost of developing the second 11 MW Data Center, including the leasehold improvements, construction of a new building and electrical infrastructure with a capacity up to 18 MW, totaled US$9.2 million.

Baie-Comeau position as of December 31, 2024

The Company has US$10.0 million of PPE at the Baie-Comeau Data Center, including infrastructure equipment that was repurposed from other Data Centers.

As of December 31, 2024, the Company employed 102 team members in Canada.

5.6 ARGENTINA EXPANSION

In April 2021, the Company entered into an eight-year power purchase agreement for up to 210 MW with a private Argentinian power producer in the city of Rio Cuarto, Province of Cordoba (the “Power Producer”), with an electricity cost of US$0.02 per kilowatt-hour for the first four years, up to a maximum amount of 1,103,760 megawatt hours per year (on a pro-rata basis for a consumption of 210 MW), and was subject to certain adjustments, variable pricing components and consumption limitations. The pricing on the remaining four years of the eight-year energy contract was to be determined by a formula that is largely dependent on natural gas prices. The agreement also allows for the Power Producer to renegotiate the rate if the ratio of the exchange rate under the blue-chip mechanism used in Argentina to the official exchange rate would be less than 1.50. For further details, refer to Section

In July 2021, the Company entered into an eight-year lease agreement, comprising annual payments of approximately US$0.1 million, with the Power Producer to lease land within the Power Producer’s property for the Mining Data Center’s construction and operation in the Province of Cordoba (the “Rio Cuarto Data Center”).

In September 2021, the Company entered a contract with PROA to provide engineering, procurement, and construction services for the Argentina Data Center. PROA specializes in utility-grade electrical infrastructure and civil construction with relevant expertise in the design and construction of electrical interconnections, high voltage electrical lines, and transformers needed for operations of the size of the planned Argentina Data Center. Pursuant to an agreement signed with LPZ Hosting S.A.S (“LPZ”), LPZ was responsible for the detail engineering, purchasing management and execution of louvers, sound and noise system, electric installation, data network installation, air conditioning system, air extraction and filter systems, racks, closed-circuit television (“CCTV”), fire detection and extinguisher system as well as installation of all low voltage works. Ingenia Grupo Consultor and Gieco S.A. (“Ingenia”) were retained as a consortium group responsible for the construction of the provisional high voltage powerline and transformer station as well as the expansion of the 132 KW public bars of the power plant. Ingenia, under the supervision of LPZ, was also selected to carry out electrical data and CCTV assembly work for the first warehouse. The Company has also engaged Dreicon S.A. as an independent engineering firm to oversee construction, quality control and project milestones for the Company’s projected buildout schedule.

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BITFARMS LTD.

2024 Annual Information Form

The Rio Cuarto Data Center, if fully developed, was expected to be built as four separate warehouse style buildings with a capacity to accommodate over 55,000 new generation Miners and be capable of producing approximately 5.5 EH/s. The first warehouse, which was included in the capacity needed to reach the corporate 5.0 EH/s target for 2022, represented approximately 50 MW of incremental infrastructure capacity.

On September 19, 2022, the Company announced it has initiated production in the first 10 MW module of the Rio Cuarto Data Center, increasing the total number of farms operated by the Company to ten, and the total operational hashrate to 4.1 EH/s.

On November 1, 2022, the Company reported that Argentina was wrestling with high inflation, currency devaluation and a significant debt burden. To alleviate concerns about a drain on the Argentina Central Bank’s foreign currency reserves, trade approval for the importation of most goods, including Mining and IT equipment, had been imposed in the Country, adversely affecting the Company’s ability to import in Argentina the additional Miners needed to operate the first warehouse at its full capacity of 50 MW. Additionally, it was also announced that the Power Producer was awaiting approval of its final operation permit. In the meantime, the Rio Cuarto Data Center was drawing power during the start-up and commissioning phase from the provincial electrical utility at a higher cost than the expected contracted cost of power under the agreement with the Power Producer. As at December 31, 2022, the adverse impact of recent geopolitical events on natural gas prices, as well as new importation restrictions, led the Company to revise the timing to fully utilize the infrastructure built in the first 50 MW warehouse and to reassess the timing of its build-out and deployment of further production Data Centers at the Rio Cuarto location.

On January 3, 2023, the Company announced that it had completed construction of the first 50 MW warehouse in the Rio Cuarto Data Center and expected it to be fully commissioned during the first six months of 2023.

In February 2023, Management elected to postpone the development of additional infrastructure in Argentina until (i) the private Argentinian power producer would obtain an increased power permit, (ii) certain political and economic uncertainties in Argentina would be resolved or become attenuated and (iii) natural gas prices would stabilize at an acceptable level.

In April 2023, in anticipation of the power permit approval, the Company, using credits and cash, purchased over 6,200 new Bitmain and MicroBT Miners to fill out an additional 22 MW in the Argentinian Data Center. Those new Miners were installed in the third quarter of 2023 and improved the overall W/TH efficiency and increased the hashrate of the Data Center.

In April 2023, the Company confirmed the receipt of the necessary power permits by the private Argentinian power producer to expand production at its Argentina Data Center. The permits in place allowed up to 100 MW of power capacity. The Company completed testing of its Rio Cuarto substation and began to draw power from the private power producer. The Company installed 2,100 new Miners that were delivered in March and April 2023. Energizing those Miners and ending underclocking of previously installed Miners in line with improved economics increased the active capacity to 18 MW and the Company’s operational hashrate to over 5.0 EH/s.

Drawing power from the private Argentinian power producer enabled the Company to commence purchasing low-cost power under its purchase agreement at approximately US$0.03 per kWh, before VAT, on an annualized basis, or possibly less as the Company reaches full capacity at the Data Center. The Company’s cost of BTC earned at that farm decreased substantially as it actively scaled up operations at the Data Center.

In June 2023, 1,650 Bitmain S19 Pro Miners were purchased for Argentina at an average direct cost of US$12.98/TH, in addition to the 6,200 Miners purchased in April 2023. In addition, 2,900 MicroBT Miners were delivered, installed and energized, contributing an additional 290 PH/s and driving the Company’s operational hashrate to 5.3 EH/s as of June 30, 2023.

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BITFARMS LTD.

2024 Annual Information Form

In August and September 2023, approximately 1,300 new M50 WhatsMiner Miners, 700 new S19j Pro Antminer Miners and 5,500 new S19j Pro+ Antminer Miners were imported and installed, increasing the warehouse’s capacity to 51 MW and operational hashrate to 1.5 EH/s. Approximately 600 additional M50 WhatsMiner Miners were installed in October 2023, further increasing the warehouse’s capacity to 54 MW and operational hashrate to 1.6 EH/s.

In November 2023, the Company entered a prepaid contract with its Argentinian private power producer, to receive power at the Rio Cuarto Data Center at the rate of 2.1 cents per kWh plus VAT for the months of November 2023 through April 2024. This contract is expected to significantly lower the Company’s blended cost of power to an average of 2.5 cents per kWh plus VAT for the first year of full operations at that Data Center.

On December 10, 2023, the newly elected President, Javier Milei, took office. Self-described as right wing libertarian, his agenda includes pro-market policies with an aim to address budget deficits and combat high inflation rates and currency devaluation. Furthermore, the new administration announced measures to ease import restrictions and provide an incentive to attract foreign direct investments.

2024 update

In October 2024, the Company started to update its Rio Cuarto Data Center with the installation of approximately 1,300 Bitmain T21 Miners. Additional Miners would be installed in the upcoming months.

The Company retained the option, subject to the receipt of additional government approvals, to expand the Rio Cuarto operation to the full contracted amount of 210 MW. Due to the ongoing national political and economic uncertainty, the Company believed a higher expected return could be achieved from expanding and further developing its other locations. The Company monitored general macroeconomic conditions and the evolution of the new government administration’s economic program in assessing its expansion plans in the country.

As of December 31, 2024, the Company employed 35 team members in Argentina.

6. DIVIDENDS

Bitfarms has neither declared nor paid any dividends on its common shares since its incorporation. When permitted to do so, the Board may declare dividends at its discretion but does not anticipate paying dividends in the near future. The Board will determine if, and when, to declare and pay dividends in the future from funds properly applicable to the payment of dividends based on Bitfarms’ financial position at the relevant time. The Board expects to retain earnings to finance future growth of Bitfarms and its subsidiaries. All of the Bitfarms shares are entitled to an equal share in any dividends declared and paid on a per share basis.

7. DESCRIPTION OF CAPITAL STRUCTURE

Bitfarms’ authorized share capital consists of an unlimited number of Bitfarms shares. As of March 26, 2025, there are 553,644,380 issued and outstanding Bitfarms shares. Each Bitfarms share entitles the holder to one vote per Bitfarms share and to receive equally any dividends declared by Bitfarms and the remaining property and assets of Bitfarms in the event Bitfarms undergoes a liquidation, dissolution, or winding up.

On February 4, 2020, shareholders approved an amendment to the articles of incorporation of the Company to authorize the issuance of class A preferred shares. As of March 26, 2025, there were no preferred shares outstanding.

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BITFARMS LTD.

2024 Annual Information Form

8. MARKET FOR SECURITIES

8.1 TRADING PRICE AND VOLUME

The Bitfarms Shares are traded on the TSX and Nasdaq under the symbol “BITF”. The following table sets out the price range and aggregate volumes traded or quoted monthly on the TSX and the Nasdaq Exchange for the year ended December 31, 2024.

	TSX			Nasdaq
Month	High (CAD)	Low (CAD)	Volume	High (US$)	Low (US$)	Volume
January 2024	4.54	2.58	94,076,600	3.39	1.90	519,958,700
February 2024	5.25	2.85	137,207,000	3.91	2.10	603,354,700
March 2024	4.10	2.79	87,355,100	3.03	2.05	523,025,100
April 2024	3.17	2.30	53,645,400	2.34	1.66	391,870,100
May 2024	3.19	2.12	61,740,500	2.34	1.52	394.214.800
June 2024	4.49	2.95	92,630,400	3.28	2.14	532,901,900
July 2024	4.30	3.13	78,971,600	3.15	2.30	519,509,900
August 2024	3.69	2.58	60,412,900	2.68	1.65	368,725,200
September 2024	3.10	2.40	49,992,100	2.30	1.77	293,274,900
October 2024	3.29	2.38	62,025,200	2.37	1.72	559,689,200
November 2024	3.85	2.39	112,729,200	2.76	1.71	976,201,500
December 2024	3.32	2.13	103,371,100	2.37	1.48	1,033,519,900

8.2 ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

Except as detailed hereof, as of March 26, 2025, there are no securities of the Company which are currently held in escrow or subject to a contractual restriction on transfer. The investors in the November 2023 private placement with H.C. Wainwright & Co. agreed to not sell, pledge or otherwise transfer the shares, the warrants or any shares issuable upon exercise of the warrants other than (a) to the Company or (b) outside of the U.S. in an offshore transaction. See Section 6 of the Qualified Institutional Buyer Letter delivered by each of the investors.

8.3 PRIOR SALES

During Fiscal Year 2024:

Date	Type	Description
March 28, 2024	Restricted share units	The Board approved the grant of 175,000 RSUs to C-Suite executives of the Company to receive 175,000 Common Shares vesting as to one-half (½) on the first date in which the Company’s trading blackout period for reporting first quarter 2024 be concluded and trading be allowed; and one-quarter (¼) on each six month anniversary of the date of grant.
May 22, 2024	Stock options	The Board approved a stock option grant of 330,000 Options to officers and employees of the Company to purchase 330,000 Common Shares at an exercise price of CAD$2.55 per share, with a term of five years from the date of the grant. Options vest one quarter on the date of grant and one quarter on each six month anniversary of the date of grant.
July 9, 2024	Restricted share units	The Company issued an aggregate of 531,000 RSUs to C-Suite executives of the Company to receive a total of 531,000 Common Shares vesting as follows (i) 100,000 RSUs, representing the total granting to one individual, shall vest on the three-month anniversary of the date of grant, and (ii) 431,000 RSUs, representing the total grant of another individual, shall vest as to one-third (1/3) on the three-month anniversary of the date of grant, and one-third (1/3) on each six month thereafter.
August 23, 2024	Stock options	The Board approved a stock option grant of 400,000 Options to officers and directors of the Company to purchase 400,000 Common Shares at an exercise price of CAD$3.07 per share, with a term of five years from the date of the grant. Options vest as follow: (i) 150,000 options will vest as one quarter (1/4) on December 27, 2024 and one quarter (1/4) every six months thereafter, and (ii) 250,000 options will vest as one quarter on the date of grant and one quarter on each six month anniversary of the date of grant.
September 5, 2024	Stock options	The Board approved a stock option grant of 480,000 Options to officers of the Company to purchase 480,000 Common Shares at an exercise price of CAD$2,62 per share with a term of five years from the date of the grant. Options vest as one quarter on the date of grant and one quarter on each six month anniversary of the date of grant.
September 30, 2024	Stock options	The Board approved a stock option grant of 7,200,000 Options to then current employees of the Company to purchase 7,200,000 Common Shares at an exercise price of CAD$3.03 per share, with a term of five years from the date of the grant. Options vest one quarter on the date of grant and one quarter on each six month anniversary of the date of grant.
December 18, 2024	Stock options	The Board approved a stock option grant of 600,000 options to independent directors of the Company to purchase 600,000 Common Shares at an exercise price of CAD$2.60 per share, with a term of five years from the date of the grant. Options vest one quarter on the date of grant and one quarter on each six month anniversary of the date of grant.

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BITFARMS LTD.

2024 Annual Information Form

9. DIRECTORS AND OFFICERS

9.1 NAME, OCCUPATION AND SECURITY HOLDING

The following table sets out the name of each director and officer, province or state of residence, position held with each corporation, current principal occupation, and the number and percentage of securities beneficially owned, directly or indirectly as at March 26, 2025.

Name, and Province & Country of Residence	Principal Occupation During the Last Five Years(1)	Director or Officer Since	Common Shares Owned or Controlled(1)
Benjamin J. Gagnon(8) Kowloon City, Hong Kong SAR	Chief Executive Officer of the Company ( 2024-present), Director of the Company (2024-present); Chief Mining Officer of the Company (2021– 2024); Director of mining operations of the Company ( 2019– 2021); Chief Technology Officer of LuTech Ltd. (2018–2019); Chief Mining Officer of Island Computer Ltd. (2016–2019).	June 1, 2021	150,000
Brian Howlett(2) Ontario, Canada	Chairman of the Board of Directors of the Company (2024-present); Lead Director of the Company (2020–2024); Chairman of Hemlo Explorers Inc. (2024-present); President and CEO of Hemlo Explorers Inc. (2020–2024); President and CEO of Voyageur Mineral Explorers Inc. (2020–2021); Director of Nighthawk Gold Inc. (2016–2024); President and CEO of Dundee Sustainable Technologies Inc. (2016–2020); President and CEO of Copper Road Resources Inc . (2014–2021).	April 17, 2020	20,000
Edith M. Hofmeister(2)(5)(6)(9) California, USA	Independent Director of the Company (2022–present); Director of Osisko Gold Royalties (2022–present); Director of Prime Mining Corp (2021–present); Director of STLLR/Nighthawk Gold Inc. (2022-2024); and Executive Vice-President & General Counsel of Tahoe Resources (2010–2019). Chair, Business and Human Rights Committee	November 16, 2022	11,316
Fanny Philip(3)(4)(7)(8) Gironde, France	Independent Director of the Company (Jun 2024–present); President of MTI Conseils Inc. (2021-present); General Director (2021-present) and Director of Administration and Finance (2020-2021) of SOVIAGO; Chief Operating Officer (2022–2024), Chief Financial Officer (2020 – 2021), Vice President of Finance (2021), of SATO Technologies Corp.; Associate Partner of Bois Montpetit S.E.N.C.R.L. (2018 – 2020); Manager at Raymond Chabot Grant Thornton (2009-2018)	June 27, 2024	2,000

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Name, and Province & Country of Residence	Principal Occupation During the Last Five Years(1)	Director or Officer Since	Common Shares Owned or Controlled(1)
Amy L. Freedman(4) (6) Toronto, Canada	Independent Director of the Company (2024–present); Corporate Director of Irish Residential Properties REIT (2024-present); Corporate Director of American Hotel Income Properties REIT (2023-present); Corporate Director - Lead Independent of Mandalay Resources Corporation (2016-present); Corporate Director of Canaccord Genuity Group Inc. (2023-2024); and Corporate Director of Park Lawn Corporation (2020-2022). Currently Partner and Head of Canada for Longacre Square Partners. Partner and Advisor Ewing Morris Partners (2022-2024). Previously CEO of Kingsdale Advisors (2017-2021)	September 23, 2024	nil
Andrew J. Chang(8) New Jersey, USA	Independent Director of the Company (2024-present); Co-founder of Lynx Collective (2023-present); Startup Advisor & Investor (2021-present); and Chief operating officer of Paxos Trust Company, LLC (2014-2021).	November 20, 2024	nil
Jeffrey P. Lucas, Massachusetts, USA	Chief Financial Officer of the Company (2021-present), Managing Director of Mackinac Partners (2020-2021); Principal CFI Associates (2020); President and Chief Financial Officer of eMagin Corporation (NYSE) (2015-2020).	June 3, 2021	93,334
Damian L. Polla Buenos Aires, Argentina	General Manager, LATAM of the Company (2021 – present); Corporate Finance Director of Molino Cañuelas SACIFIA (2018-2021) and Head of Structured Finance – Latam of Haitong Bank NY Branch (2016-2018).	April 14, 2021	50,000
Andrea Keen Québec, Canada	Senior Vice-President, Human Resources of the Company (Sep. 2024-present); Vice-President, Human Resources of the Company (2022-2024); Head of Talent & Culture of EQ Care/Telus Health (2020-2021); Global HR Director of Straumann Group (2019-2020); Head of Human Resources of Sterlite Power Brazil (2017-2019) and Region Human Resources Leader, LATAM of Fieldcore/GE (2007-2017).	January 10, 2022	nil
Philippe Fortier Québec, Canada	Executive Vice President, Corporate Development of the Company (2024-present); Senior Vice President, Corporate Development of the Company (2023-2024); Vice President-Corporate Development of the Company (2022-2023); Vice President, Special Projects of the Company (2022); President of Gestion PF Holdings (2019-2021);	January 17, 2022	40,000
Marc-André Ammann Québec, Canada	Senior Vice President, Finance & Accounting of the Company (2024-present); Vice President, Finance & Accounting of the Company (2022–2024); Vice President, Finance & Corporate Controller of Sharethrough (2021-2022); Director of Financial Reporting of Minerai de Fer Québec (2019-2021); Senior Manager, Corporate Accounting & Regulatory Reporting of Canadian National Railway (2017–2019).	May 16, 2022	nil

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Name, and Province & Country of Residence	Principal Occupation During the Last Five Years(1)	Director or Officer Since	Common Shares Owned or Controlled(1)
Paul T. Magrath Ontario, Canada	Vice President, Taxation of the Company (Sep. 2024-present); Vice President, Taxation & Sustainability of the Company (2022–Sep. 2024); Senior Finance Director, Taxation of Huawei Technologies (2017-2022) and Director, Taxation of AstraZeneca R&D (2009-2017).	May 23, 2022	10,822
Jeffrey (Jung Feng) Gao Victoria, Australia	Vice President, Global Risk Management of the Company (2023-present) and Chief Executive Officer of Cypherpunk Holdings Inc. (2021-2022). Lecturer at Kaplan Business School (2019-2025)	January 1, 2023	nil
Tracy H. Krumme Florida, USA	Senior Vice-President, Head of Investor Relations (2023-present); Global Head of Investor Relations of Galderma ( 2022- 2022); VP, Head of Investor Relations of PPD Inc. ( 2020-2020) and SVP, Head of Investor Relations of Nuance Communications (2019-2022).	December 29, 2023	nil
Guillaume Reeves Quebec, Canada	Vice President, Information Technology (2023-present); Director of Information Technology (2017-2023).	December 22, 2023	nil
Liam D. Wilson Tennessee, USA	Chief Operating Officer of the Company (2024–Present); Chief operating officer of Mawson Infrastructure Group Inc. (2019-2023); and Group Operations Manager of Whitehouse Group (2018-2019).	August 19, 2024	nil
Alexander B. Brammer North Carolina, USA	SVP, Global Mining Operations of the Company (Sep. 2024–Present); Senior Director, Digital Strategy & Asset Optimization of Talen Energy & Nautilus Bitcoin Mining (2022- 2024); VP of Business Development of Luxor Technology Corp. (2021-2022); and Infantry Company Commander, Platoon Leader, Fireteam Leader and Gunner of United States Army (2005-2021).	September 9, 2024	nil
Rachel R. Silverstein Nevada, USA	General Counsel-North America of the Company ( 2025 to present);US General Counsel of the Company (2024-2025); Co-Founder/Partner of Firm 21m PLLC (2023-present); General Counsel and SVP of Compliance/Corporate Secretary of CleanSpark, Inc.(2020-2023); and Corporate Counsel of Zappos Family of Companies (2016- 2020).	November 1, 2024	1,390
Marieve Rodrigue, Quebec, Canada	Canada General Counsel and Corporate Secretary (2025 -present); Canada General Counsel of the Company(2024 -2025) ; Chief Legal and Corporate Officer Greentone Enterprises inc. (2019- 2024)	February 19, 2025	Nil
Craig Hibbard, Pittsburgh, USA	SVP Infrastructure (2025- present); Chief Development Officer, Mawson Infrastructure Group Inc. (2021 -2025); General Manager, Iris Capital (2017-2021); Property Partnership Australia (2010-2017)	March 3, 2025	Nil
James Bond, Texas, USA	SVP HPC (2025 to present); Sr. Manager, North America HPC/AI Product Category & GMT (2020 - 2024), Hewlett Packard Enterprise (2011-2020)	March 24, 2025	Nil

Notes:

(1)	Information about principal occupation, business or employment, not being within the knowledge of the Company, has been furnished by respective persons set forth above. The information with respect to the Common Shares beneficially owned, controlled or directed is not within the direct knowledge of the Company and has been obtained from the System for Electronic Disclosure by Insiders (“SEDI”) or furnished by the respective individuals. This table does not include Common Shares underlying unexercised stock options, unvested RSUs and warrants.
(2)	Member of the Audit Committee.
(3)	Chair of the Audit Committee.
(4)	Member of the Governance & Nominating Committee
(5)	Chair of the Governance & Nominating Committee
(6)	Member of the Compensation Committee
(7)	Chair of the Compensation Committee
(8)	Member of the Environmental & Social Responsibility Committee
(9)	Chair of the Environmental & Social Responsibility Committee

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As of March 26, 2025, the directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 378,862 common shares, representing 0.068% of the total issued and outstanding common shares before giving effect to the exercise of rights, options, or warrants to purchase or otherwise receive Common Shares held by such directors and executive officers. The statement as to the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised by the directors and executive officers of the Company as a group is based upon information obtained from SEDI or furnished by the directors and executive officers themselves.

9.2 BIOGRAPHY

Benjamin J. Gagnon

Benjamin (Ben) Gagnon serves as the Chief Executive Officer, as a director of the Corporation, and as a member of the Environmental and Social Responsibility Committee. Mr. Gagnon started his career at Bitfarms as Director of Business Development in 2019 and was promoted to the Director of Mining Operations in 2020 and Chief Mining Officer in 2021. Mr. Gagnon is a proven strategy and people focused on executive on the Bitcoin Mining space. At Bitfarms, he has overseen the development and execution of the Corporation’s growth strategy, which has driven organic growth, captured market share in Bitcoin Mining and diversified and strengthened the Corporation’s energy assets. Mr. Gagnon brings in a deep familiarity with all aspects of operations at Bitfarms, having worked intimately with every department, as well as extensive leadership experience from previous executive roles with cryptocurrency Mining companies. His successful track record overseeing the growth of Bitfarms’ Mining operations and integration of new technologies amidst a rapidly evolving landscape has been critical to Bitfarms’ value creation strategy, which includes diversification into synergistic new areas like energy generation, heat recycling, energy trading and HPC (high performance computing) for AI, as well as execution of strategies related to the 2028 halving event. Prior to joining Bitfarms, Mr. Gagnon founded and operated two Bitcoin Mining companies, holding roles as Chief Executive Officer, Chief Mining Officer and Chief Technology Officer. Mr. Gagnon earned his M.Sc. in Internet Computing from Hong Kong University and has a B.Sc. in Economic Consulting and International Business from the Kelley School of Business at Indiana University. In addition, Mr. Gagnon currently serves as co-chair of the Canadian Blockchain Consortium’s Infrastructure Committee (formerly Mining Committee) and is a lead analyst for the Bitcoin Mining Council.

Brian M. Howlett

Brian Howlett serves as the independent Chair of the Board, Chair of the Special Committee (as defined below), and a member of the Audit Committee. Mr. Howlett is a seasoned public company senior executive with more than thirty-five years of experience in operational and financial leadership. His extensive service as senior officer and director of public companies equips him with valuable insights to oversee Bitfarms’ operations. As a Chartered Public Accountant (CPA), he also contributes to the Board’s oversight of financial reporting, internal controls and risk management. Mr. Howlett also serves on the board of several junior Mining companies and has formerly served as C-Executive and board members in several publicly listed companies, including Dundee Sustainable Technologies Inc. and Superior Copper Corporation, among others. Mr. Howlett graduated in 1982 with a B. Comm. in Finance from Concordia University and received his CMA designation in 1989 which became a Chartered Professional Accountant designation 2022.

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Edith M. Hofmeister

Edith Hofmeister serves as an independent director of the Corporation, Chair of the Governance and Nominating Committee and the Environmental and Social Responsibility Committee and a member of the Audit Committee, Compensation Committee and Special Committee. Ms. Hofmeister brings over 25 years of legal, corporate governance and sustainability expertise, with a strong track record of overseeing transformative growth at multinational companies. Having lived or worked in Latin America since 2010, she contributes to the Board her extensive LATAM business experience, due diligence, transactional, risk, anti-corruption and legal compliance expertise. She also served as Executive Vice President Corporate Affairs and General Counsel for Canadian Tahoe Resources where she led the Legal, Sustainability and Government Affairs departments and helped grow Tahoe from a junior exploration company to a midcap precious metals producer with a US$3.2 billion market cap. She was a best Canadian General Counsel finalist in the category of ESG and led Tahoe’s achievement of best governance award (for a mid-cap Mining company) by the Canadian Society of Corporate Secretaries. Since 2006, Ms. Hofmeister has worked alongside rural and indigenous communities in India, Peru, Guatemala, Mexico and Canada to enhance food, work and water security. Ms. Hofmeister serves as the Chair of the International Bar Association’s Business and Human Rights Committee, a group dedicated to promoting high ESG standards in multi-national corporations. She has written and spoken extensively on how corporations can effectively implement the United Nations Guiding Principles on Business and Human Rights to promote respect for human rights and the environment in business operations. Ms. Hofmeister received a Bachelor of Arts degree in international relations from UCLA, a Master of Arts degree in international peace studies from the University of Notre Dame and a Juris Doctor degree from the University of San Francisco.

Fanny Philip

Fanny Philip serves as an independent director of the Corporation, Chair of the Audit Committee and Compensation Committee, and member of the Governance and Nominating Committee, the Environmental and Social Responsibility Committee, and the Special Committee. Ms. Philip is a CPA auditor and recognized leader Digital Assets, Energy and Infrastructure ecosystem since 2019, and contributes to the Board her deep expertise in finance, public accounting, audit, and strategic mergers and acquisitions. Her extensive knowledge of the North American and European energy sectors, mining and AI provide valuable perspectives to the Board’s oversight of the Corporation’s expansion strategies. She is the founder and president of MTI Conseils Inc., an accounting firm that provides outsourced accounting, advisory services and Chief Financial Officer services. Ms. Philip brings over 10 years of assurance and accounting expertise mainly in audit and public issues. Formerly, she was the Chief Operating Officer of SATO Technologies Corp. (TSXV: SATO, OTCQB: CCPU.F) and the Chief Financial Officer and VP Finance of Canada Computational Unlimited Inc. As a former C-suite Executive at a publicly traded company and recognized leader, she engages extensively in education and industry representation, advocating for regulatory changes and fostering a deeper understanding of the sector’s complexities among stakeholders, especially on reporting and financial matters. She is, since 2022, a member of the Infrastructure Committee (formerly Mining Committee) of the Canadian Blockchain Consortium and the President of its Québec Chapter. She was rewarded as one of the ’‘Most Inspirational Women in Web3 & AI’’ (2024) by Forbes Web3, 100 Davos Women and World Leaders in Data and AI. She currently serves as General Director at SOVIAGO, where she oversees financial reporting and compliance, and she has been instrumental in various strategic acquisitions and in securing various public funding mainly from the European Regional Development Fund. Ms. Philip graduated in 2010 with a Trilingual Bachelor of Business Administration (B.B.A) (English, Spanish and French) and in 2013 with a Specialized Graduate Diploma (DESS) in public accounting – CA, both from HEC Montréal. She received her Chartered Accountant designation in 2014 which became a Chartered Professional Accountant auditor designation in 2022.

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Amy L. Freedman

Amy Freedman serves as an independent director of the Corporation, and as a member of the Governance and Nominating Committee and the Compensation Committee. Amy Freedman is a corporate governance and public capital markets expert with over 25 years of experience. Ms. Freedman is currently a Partner and Head of Canada at Longacre Square Partners, a leading North American strategic advisor in matters of shareholder activism, crisis communications and corporate governance. Prior to joining Longacre, Ms. Freedman was an independent consultant providing advisory services. Ms. Freedman was a Partner and Head of Engagement Fund Investing at Ewing Morris from January 2022 to December 2023 and continued as a consultant through 2024. Previously, Ms. Freedman was the Chief Executive Officer of Kingsdale Advisors, a leading shareholder services and advisory firm, from January 2017 to December 2021. She joined Kingsdale Advisors as an Executive Vice President in 2014. Prior to joining Kingsdale Advisors, Ms. Freedman spent over 15 years in capital markets as an investment banker with global firms including Stifel Financial Corp. (NYSE: SF) and Morgan Stanley (NYSE: MS). Ms. Freedman is a director of the following public companies: (a) Mandalay Resources Corporation (TSX: MND, OTCQB: MNDJF) since May 2016; (b) Irish Residential Properties REIT plc (ISE: IRES) since May 2024; and (c) American Hotel Income Properties REIT LP (TSX: HOT.UN, HOT.U) since October 2023. Ms. Freedman was also a director on the board of (a) Canaccord Genuity Group Inc. (TSX: CF) from March 2023 to August 9, 2024, and (b) Park Lawn Corporation (TSX: PLC) from June 2020 to August 2022. Ms. Freedman holds an MBA and JD from the University of Toronto.

Andrew J. Chang

Andrew J. Chang is a seasoned executive and entrepreneur with extensive experience in the cryptocurrency and blockchain industry. He served as the Chief Operating Officer at Paxos Trust Company, LLC. for over 7 years, where he played a pivotal role in growing the company from a small startup to a US$2.4 billion valuation. During his tenure, Mr. Chang oversaw the launch of the first regulated blockchain-focused trust company. His expertise lies in navigating complex regulatory environments, scaling operations, and creating effective communication frameworks. Prior to Paxos Trust Company, LLC., Mr. Chang held operational and growth positions at Google, Techstars, WPP and several innovative startups. He is currently a co-founder of Lynx Collective and regularly advises and invests in early-stage startups. Mr. Chang holds an MBA from NYU Stern School of Business and a BS from Boston College, bringing a blend of financial technology acumen and technological insight to his roles in the rapidly evolving digital asset space.

Jeffrey P. Lucas

Jeffrey Lucas serves as the Chief Financial Officer of the Company. Prior to joining Bitfarms, Mr. Lucas was Managing Director of Mackinac Partners, a financial restructuring and turnaround advisory firm. Previously, he was President and CFO of eMagin Corporation (NYSE), a publicly traded developer and manufacturer of microdisplays used in military and commercial applications. Prior to eMagin, Mr. Lucas was a Board Member and the CFO of Transfreight Companies, a logistics and transportation enterprise that managed the inbound supply chain for the major auto manufacturers. He has also served as CFO for several other public and private companies in a variety of industries. Prior to his corporate roles, Mr. Lucas worked in high yield investment banking with L. F. Rothschild and in institutional money management as a securities analyst with Wells Capital Management. He is a Chartered Financial Analyst and earned the Certified Public Accountant certification while a member of PricewaterhouseCoopers’ technology and industrials practices. Mr. Lucas earned an MBA with emphasis on finance from Harvard Business School and a BA in Economics from Tufts University and studied at the London School of Economics.

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Liam D. Wilson

Liam Wilson is a seasoned operating executive with more than 20 years of leadership experience across multiple industries. He currently serves as the COO of the Company since August 2024. In his role, he is responsible for developing and refining operational procedures and systems to improve efficiencies across the company’s global operations. Previously, he served as the Chief Operating Officer at Mawson Infrastructure Group Inc., a publicly traded company. Mr. Wilson is recognized as an expert in the deregulated U.S. energy industry, with notable achievements including transacting over 900 MW of power across the United States, developing and operating facilities in Pennsylvania, Ohio, Georgia, Texas, and Nebraska, and leading the first large-scale and market-leading Bitcoin mining demand response program in the deregulated PJM market. Mr. Wilson’s career includes several other senior executive positions, such as Group Operations Manager for EVT Hospitality and Entertainment (publicly traded) and Group Operations Manager for The Whitehouse Group.

9.3 CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

No director or executive officer of the Company is or was, within 10 years before March 26, 2025, a director, chief executive officer or chief financial officer of any company that:

(a)	while that person was acting in that capacity, was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days: or

(b)	while that person was acting in that capacity, was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation for a period of more than 30 consecutive days.

Except as described below, no director or executive officer of the Company and no shareholder holding a sufficient number of securities to affect materially the control of the Company is, as at March 26, 2025, or has been within the 10 years before March 26, 2025:

(a)	a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(b)	become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder; or

(c)	has been subject to:

(i)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority since December 31, 2000 or before December 31, 2000 the disclosure of which would likely be important to a reasonable security holder in making an investment decision; or

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(ii)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in making an investment decision.

Minto Metals Corporation was placed in receivership in July of 2023 by order of the British Columbia Supreme Court. Edith M. Hofmeister was a director on the Board of Minto Metals Corporation between November 2021 and February 2023.

9.4 CODE OF CONDUCT AND CONFLICTS OF INTEREST

The directors of Bitfarms are required by law to act honestly and in good faith with a view to the best interests of Bitfarms and to disclose any interests which they may have in any project or opportunity outside of Bitfarms. If a conflict of interest arises, any director in a conflict will disclose his interest and abstain from voting on such matter at a meeting of the Board. To the best of Bitfarms’ knowledge, and other than as disclosed in this AIF, there are no known existing or potential conflicts of interest among Bitfarms, its directors and officers or other members of management of the Company or any proposed director, officer or other member of management as a result of their outside business interests, except that certain of the directors and officers serve as directors and officers of other companies, and therefore it is possible that a conflict may arise between their duties to Bitfarms and their duties as a director or officer of such other companies.

10. LEGAL PROCEEDINGS

Legal Proceedings

In June 2024, with the objective of preserving the integrity of the Strategic Alternatives Review Process being advanced by the Special Committee, the Company adopted a shareholder rights plan (the “Plan”), with a threshold of 15% between June and September 2024, and 20% thereafter. Riot, as shareholder of the Company challenged the rights plan, leading to legal proceedings before the Ontario Capital Markets Tribunal (the “Tribunal”) and requested the interim and permanent cease trade of the Company’s Plan. After two hearings held on July 2024, the Tribunal decided to cease trade Bitfarms’ rights plan. To protect the interests of minority shareholders, the Company adopted a new shareholder rights plan (the “New Plan”) with a threshold of 20%. On September 23, 2024, the Company and Riot reached a settlement agreement to terminate all attempts by Riot to gain control of the Company. The New Plan was approved by shareholders, during a Special Meeting held on November 20, 2024.

On May 10, 2024, Mr. Geoffrey Morphy, at the time CEO by interim, while a CEO transition was underway, filed a statement of claim in the Superior Court of Ontario against the Company, seeking damages for breach of contract, wrongful dismissal, and aggravated and punitive damages. On May 13, 2024 the Company terminated Mr. Morphy’s employment with immediate effect. In August 2024, the employment dispute with the Former CEO was settled.

As of today, there are no pending legal material proceedings to which the Company is or was party to, or that any of its property is or was the subject of, and Bitfarms is not aware of any such proceedings known to be contemplated.

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Regulatory Actions

No penalties or sanctions were imposed against the Company by a court relating to provincial and territorial securities legislation or by a securities regulatory authority since incorporation. No other penalties or sanctions have been imposed by a court or regulatory body against the Company necessary for this AIF to contain full, true and plain disclosure of all material facts. The Company has not entered into any settlement agreements before a court relating to provincial and territorial securities legislation or with a securities regulatory authority since incorporation.

11. INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as disclosed herein and elsewhere in this AIF, no directors, officers, principal shareholders of the Company, nor any Associate or Affiliate of the foregoing, have had any material interest, direct or indirect, in any transactions in which the Company has participated prior to March 26, 2025 that have materially affected or are reasonably expected to materially affect the Company or any subsidiary.

Transactions with Related Parties

During the three past fiscal years, there have been no transactions with related parties other than as disclosed below.

1.	In December 2022 Messrs. Emiliano J. Grodzki and Nicolas Bonta, two of the founders of the Company resigned from their executive positions in the Company, and they only retained their positions of non-executive Directors, resulting in a total termination package of US$1.5 million.

Year ended December 31,
	2024		2023	2022
Consulting fees charged by the Founders as executives of the Company	$—	$	— million	$1.3 million
Termination package	$4.1 million	$	— million	$1.5 million
	$4.1 million	$	— million	$2.8 million

2.	The Company charged rent expense to companies controlled by certain directors totaling $0.3 million for the year ended December 31, 2022. (nil for the years ended December 31, 2024, and 2023).

3.	In March 2024, the Board terminated the employment agreement of the Company’s Former CEO. During the second quarter of 2024, the Company made a termination payment under the Former CEO’s employment agreement totaling US$1,614,000 subsequent to the Former CEO’s departure. On May 10, 2024, the Former CEO filed a Statement of Claim in the Superior Court of Ontario against the Company which was settled during the third quarter of 2024 for an additional payment of US$2,500,000 and ending any outstanding litigation or claim.

The above transactions were incurred in the normal course of operations. As at December 31, 2024, the Company no longer had transactions with related parties.

Other than as set forth in this AIF, the management of Bitfarms is not aware of any material interest, direct or indirect, of any director, executive officer, any Person or Company beneficially owning, controlling or directing, directly or indirectly, more than ten percent (10%) of Bitfarms’ outstanding voting securities, or any Associate or Affiliate of the foregoing Persons, in any transaction in which Bitfarms has participated within the three years before March 26, 2025, that has materially affected or is reasonably expected to materially affect Bitfarms or any of its subsidiaries.

12. TRANSFER AGENT AND REGISTRAR

Bitfarms’ registrar and transfer agent is TSX Trust Company, located at 100 Adelaide Street West, Suite 301, Toronto, Ontario M5H 4H1.

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13. MATERIAL CONTRACTS

Except for contracts made in the ordinary course of business, the following are the only material contracts entered into by Bitfarms which are currently in effect and considered to be material as of March 26, 2025.

Material contracts
An eight-year power purchase agreement entered on April 1, 2021 between the Company and Generacion Mediterranea S.A. (“GMSA”) pursuant to which the Company secured up to 210 MW of natural gas-powered energy. The agreement establishes that GMSA will supply the Company with power at a rate of US$0.02 per kilowatt hour for the first four years, up to a maximum amount of 1,103,760 megawatt hours, subject to certain pro-rata adjustments and requiring the Company and GMSA to negotiate in good faith the price of any energy that is excluded from the 1,103,760 megawatt hours, or the amount of megawatt hours determined after the pro-rata adjustments. The pricing on the remaining four years of the eight-year energy contract will be determined by a formula that is largely dependent on natural gas prices.
A custodial services agreement entered on April 21, 2021 between the Company and Coinbase Custody pursuant to which the Company appointed Coinbase to act as its provider of custodial services for the purpose of storing digital assets.
A custodial service agreement entered on August 1, 2023 between the Company and Anchorage Digital pursuant to which the Company appointed Anchorage Digital to act as provider of custodial services for the purpose of storing digital assets.
A Service Agreement entered on September 18, 2023 between the Company and Foundry USA owned by Foundry Digital LLC (“Foundry”), pursuant to which Foundry shall provide a mining Pool Service to the Company.
An At-The-Market Offering Agreement entered on March 8, 2024 between Bitfarms and H.C. Wainwright & Co., LLC pursuant to an amended and restated preliminary short-form base shelf prospectus, dated September 22, 2023, allowing the Company, at its discretion and from time-to-time, to sell its common shares for an aggregate gross proceeds of up to US$375,000,000.
Agreement and Plan of Merger dated September 12, 2024 was entered by Bitfarms, Backbone Mining Solutions LLC and HPC & AI Megacorp, Inc. with Stronghold Digital Mining, Inc. to amend and restate few sections of the Agreement and Plan of Merger dated August 21, 2024.
An Amendment No. 1 to the Agreement and Plan of Merger dated August 21, 2024, was entered by Bitfarms, Backbone Mining Solutions LLC and HPC & AI Megacorp, Inc. with Stronghold Digital Mining, Inc.
Shareholder Rights Plan Agreement, dated July 24, 2024, by and between Bitfarms Ltd. and TSX Trust Company
A Settlement Agreement dated September 23, 2024 was entered by the Company and Riot Platforms, Inc. For more details on the Settlement Agreement, please see section 4 - GENERAL DEVELOPMENT OF THE BUSINESS - FISCAL 2024 - Riot Platforms Inc.
A Hosting Agreement dated October 29, 2024 was entered between Stronghold and BMS, whereby Stronghold will maintain, host, and operate the Bitcoin Miners and PDUs on behalf of BMS.
The share purchase agreement among HIVE Holdings Paraguay 1 ltd., HIVE Holdings Paraguay 2 Ltd., HIVE Digital Technologies, Ltd., Backbone Hosting Solutions Inc., and the Company dated March 17, 2025.

14. INTERESTS OF EXPERTS

The Company’s independent registered public accounting firm is PricewaterhouseCoopers LLP, Chartered Professional Accountants, who have issued a Report of Independent Registered Public Accounting Firm dated March 26, 2025 in respect of the Company’s consolidated financial statements as at December 31, 2024 and 2023 and for the years ended December 31, 2024 and 2023 and on the effectiveness of internal control over financial reporting as at December 31, 2024.

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PricewaterhouseCoopers LLP has advised that they are independent with respect to the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada, including Chartered Professional Accountants of Ontario CPA Code of Professional Conduct and any applicable legislation or regulation as well as and the rules of the US Securities and Exchange Commission and the requirements of the Public Company Accounting Oversight Board on auditor independence.

No person or company whose profession or business gives authority to a report, valuation, statement or opinion and who is named as having prepared or certified a part of this or as having prepared or certified a report or valuation described or included in this AIF holds or is to hold any beneficial or registered interest, direct or indirect, in any securities or property of Bitfarms or any associate or affiliate of Bitfarms or any subsidiaries thereof.

15. COMMITTEES

The Bitfarms Board currently has four permanent committees:

●	Audit Committee;
●	Governance and Nominating Committee;
●	Compensation Committee; and
●	Environmental and Social Responsibility Committee.

On April 16, 2024, a Special Committee comprised of independent directors was formed with an initial mandate to consider unsolicited proposals from third parties with respect to an acquisition, merger or other transaction related to the business activities or certain assets of the Company. The Special Committee’s initial mandate was amended and restated and thereafter, the Special Committee was permitted to conduct a strategic alternatives review process to review, consider and respond to any concerns expressed by Shareholders of the Company. On March 24, 2025, the committee was disbanded.

15.1 AUDIT COMMITTEE

The current members of the Audit Committee are Fanny Philip, who also acts as Committee chair, Brian Howlett and Edith M. Hofmeister. All of the members are considered “independent” directors as defined in National Instrument 52-110 – Audit Committee (“NI 52-110”). Each member of the Audit Committee is “financially literate” within the meaning of NI 52-110, which includes the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the Company’s financial statements. The full text of the charter of the Audit Committee is attached as Schedule “A”.

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Relevant Education and Experience

The relevant education and experience of each of the members of the Audit Committee is as follows:

Name of Member	Education	Experience
Fanny Philip, CPA - Chair (1)	Trilingual Bachelor of Business Administration (B.B.A) (2010), Specialized Graduate Diploma (DESS) in public accounting (2013), HEC Montréal.CA auditor designation (2014)	Ms. Philip has over 10 years of assurance and accounting expertise mainly in audit and public issues. She is the founder and president of MTI Conseils Inc., an accounting firm that provides outsourced accounting and Chief Financial Officer services. Formerly, she was the Chief Financial Officer and VP Finance of Canada Computational Unlimited Inc. and the Chief Operating Officer of SATO Technologies Corp. (TSXV: SATO, OTCQB: CCPU.F). She currently serves as General Director at SOVIAGO, where she oversees financial reporting and compliance and has been instrumental in various strategic acquisitions. As a former C-suite executive at a publicly traded company and recognized leader, she engages extensively in education and industry representation, advocating for regulatory changes and fostering a deeper understanding of the sector’s complexities among stakeholders, especially on reporting and financial matters. Ms. Philip holds a CPA public accounting permit.

Brian M. Howlett, CPA	Bachelor of Commerce from Concordia University (1982), CMA designation (1989)	Mr. Howlett serves as the Chair of the Board of the Corporation. Mr. Howlett is a seasoned professional with over thirty years of senior management experience. Mr. Howlett served on the board of Nighthawk Gold Corp from 2016 to 2024. Mr. Howlett formerly served as the President, Chief Executive Officer and a Director of Dundee Sustainable Technologies Inc. and as the President and Chief Executive Officer of Copper Road Resources Inc. (formerly “Stone Gold Inc.”).

Edith M. Hofmeister, JD	Juris Doctor degree from the University of San Francisco	Ms. Hofmeister is an Attorney and C-suite executive who has advised large and small multi-national extractive companies on legal and ESG matters for over twenty years, where she reviewed and prepared disclosure documents, acted as the point person for SEC communications, oversaw internal controls and SOX compliance, anti-corruption, whistleblower and governance programs and audits, and acted as corporate secretary to audit and risk committees of NYSE-listed companies. She has also served as Executive Vice President Corporate Affairs and General Counsel for Tahoe Resources where she led the Legal, Sustainability and Government Affairs departments and helped grow Tahoe from a junior exploration company to a mid-cap precious metals producer from 2010 to 2019. Ms. Hofmeister also received a Bachelor of Arts degree in international relations from UCLA and a Master of Arts degree in international peace studies from the University of Notre Dame.

Notes: (1) Chair of the Audit Committee.

Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year, there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Board.

Pre-Approval Policies and Procedures

The Audit Committee is required to pre-approve all audit and non-audit services not prohibited by law to be provided by the independent auditors of the Company.

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External Auditor Service Fees

The following table provides details in respect of audit, audit related, tax and other fees billed by the Company’s independent registered public accounting firm, in US$, during the fiscal years ended December 31, 2024 and December 31, 2023.

	Year ended December 31,
	2024	2023
Audit Fees(1)	$2,047,744	$444,000
Audit Related Fees(2)	$261,352	$287,000
Tax Fees (3)	$—	$—
All Other Fees	$14,601	$—
Total	$2,323,697	$731,000

Notes:

(1)	Aggregate fees billed for professional services rendered by the auditor for the audit of the Company’s annual financial statements.

(2)	Aggregate fees billed for professional services rendered by the auditor and consisted primarily of file quality review fees and fees for the review of quarterly financial statements, related documents and consent letters.

(3)	Aggregate fees billed for tax compliance, tax advice and tax planning professional services. These services included reviewing tax returns and assisting in responses to government tax authorities.

15.2 GOVERNANCE AND NOMINATING COMMITTEE

The Board maintains a Governance and Nominating Committee. The Governance and Nominating Committee is responsible for: (i) assisting management in developing responsible corporate governance policies and practices for the Company; (ii) overseeing adherence to corporate governance rules, policies and principles; (iii) identifying individuals qualified to be nominated as members of the Board; (iv) the structure and composition of Board committees; (v) evaluating the performance and effectiveness of the Board and its committees; and (vi) overseeing compliance with the Company’s Code of Business Conduct and Ethics and the Corporation Diversity Policy. The current members of the Governance and Nominating Committee are Edith M. Hofmeister as Committee chair, Fanny Philip and Amy L. Freedman.

15.3 COMPENSATION COMMITTEE

The Company’s Compensation Committee is responsible for ensuring that Bitfarms has in place an appropriate establishment of key human resources and compensation policies, including all incentive and equity-based compensation plans. The committee makes a recommendation to the Board who ensures that compensation paid to named executive officers (NEOs) is fair, reasonable, and consistent with Bitfarms’ compensation policies and best practices. The current members of the Compensation Committee are Fanny Philip as Committee Chair, Edith M. Hofmeister and Amy L. Freedman.

From time to time the Compensation Committee reviews and approves compensation policies, based on recommendations from management regarding compensation. A combination of fixed and variable compensation is used to motivate employees and to achieve overall corporate goals. The three basic components of Bitfarms’ executive compensation program are:

●	Base Salary;
●	Short-Term Incentive Plans (bonus); and
●	Long-Term Incentive Plans (stock options and restricted share unit-based compensation).

15.4 ENVIRONMENTAL AND SOCIAL RESPONSIBILITY COMMITTEE

The Company’s Environmental and Social Responsibility Committee’s primary mandate is to assist the Board of Directors in overseeing the Company’s programs, policies and practices relating to health and safety, environmental sustainability and corporate social responsibility. The current members of the Environmental and Social Responsibility Committee are Edith M. Hofmeister as Committee chair, Fanny Philip, Andrew Chang, and Ben J. Gagnon.

The Company has engaged a Director of Sustainability to drive the development and implementation of sustainability strategies across the organization in support of the Company’s overall business objectives; and to establish a comprehensive framework to proactively prepare for upcoming mandatory ESG disclosures. An ESG Steering Committee, comprised of Officers and managerial-level employees, is tasked with the responsibility of supporting the Director of Sustainability in enhancing the Company’s initiatives, policies, practices, and disclosures pertaining to corporate sustainability. The ESG Steering Committee comprises officers and employees from various departments, including Sustainability, Legal, Human Resources, Operation, Marketing & Communications, Information Technology, Finance, and Global Risk Management.

Environment commitment

The Company’s current operating Data Centers, except for Argentina and Pennsylvania, use primarily renewable, clean energy. To the best of the Company’s knowledge, the Company will not incur significant costs or investments in order to comply with provisions relating to environmental protection on its current Data Centers, besides maintaining the procedures currently applied by it. The Company’s Data Centers located in the State of Pennsylvania utilizes a Tier 2 alternative energy source (coal refuse) as well as local power grid system made up of a mix of energy sources. Please refer to Section 5.3 - UNITED STATES EXPANSION,

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16. REGULATORY COMPLIANCE

The Company has engaged legal counsel in each jurisdiction in which it maintains operations to monitor changes to the laws and regulations of such jurisdiction and to advise how it can maintain compliance with such laws and regulations. Legal counsel reports directly to the CEO. The following is a discussion of regulatory compliance considerations specific to each such jurisdiction:

Canada

The Company operates a total of eight Data Centers with an aggregate power capacity of 170 located in the Province of Quebec, Canada.

There are no material restrictions in Quebec or Canada on the business of operating a Data Center or conducting the business of the Company as described herein, and as of the date of the AIF, the Company has not received any material notices or statements from regulatory authorities in Quebec or Canada that would negatively impact its current operations in Quebec or Canada. The Company is not relying on any registrations, exemptions, or “no action” letters to conduct its business in Quebec or Canada.

United States

The Company operates three Data Centers with an aggregate power capacity of 153 MW located in the States of Washington and Pennsylvania, United States. Energy for two of the three Data Centers is derived from the Company’s power facilities and/or the grid.

There are no material restrictions in the States of Washington and Pennsylvania on the business of operating a data center or conducting the business of the Company as described herein, and as of the date of the AIF, the Company has not received any material notices or statements from regulatory authorities in Washington or Pennsylvania that would negatively impact its operations in these jurisdictions. The Company is not relying on any registrations, exemptions, or “no action” letters to conduct its business in Washington and Pennsylvania.

Paraguay

The Company operates a total of two Data Centers with an aggregate power capacity of 80 MW located in the city of Villarrica, Paraguay. Refer to Section 5.4 - FUTURE GROWTH PLANS - PARAGUAY EXPANSION of this AIF.

There are no material restrictions in Paraguay on the business of operating a data center or conducting the business of the Company as described herein, and as of the date of this AIF, the Company has not received any material notices or statements from regulatory authorities in Paraguay that would negatively impact its operations in Paraguay. The Company is not relying on any registrations, exemptions, or “no action” letters to conduct its business in Paraguay.

In April 2024, a group of Paraguay’s Senators initially proposed a 180-day blanket ban on cryptocurrency Mining due to concerns over power theft of and disruptions to the electricity supply. However, the Senate issued a statement in support of the legal cryptocurrency Mining industry arguing that selling excess energy to Bitcoin miners unlocks substantial revenue streams and bolsters Paraguay’s economy, acknowledging that the proposed ban would not effectively address illegal Mining activities. The Senate held a public hearing on April 23, 2024 to debate the merits and drawbacks of Bitcoin Mining in the country. Lawmakers acknowledged the potential issues caused by illegal Mining operations disrupting the power supply, but also recognized the potential economic benefits of embracing licensed Mining.

Following these discussions, several significant developments occurred. On June 26, 2024, Congress in Paraguay sanctioned a bill, which was later promulgated as Law No. 7300. This law increases penalties for illegal use of electricity, particularly targeting unauthorized cryptocurrency Mining. Penalties range from fines to imprisonment up to 10 years, with provisions for equipment confiscation.

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Secondly, also on June 26, 2024, ANDE issued a decree implementing an abrupt increase in tariffs for the cryptocurrency Mining industry. The decree increased the electricity tariffs from 6% to 16%, a 10%-point increase, across various voltage categories, effective July 1, 2024. The effective rate increase on the voltage level the Company uses was approximately 13.6%.

Argentina

The Company operates one 58 MW Data Center located in Cordoba, Argentina.

There are no material restrictions in Argentina on the business of operating a server farm or conducting the business of the Company as described herein and, as of the date of this AIF, the Company has not received any material notices or statements from regulatory authorities in Argentina that would negatively impact its operations in Argentina. The Company is not relying on any registrations, exemptions, or “no action” letters to conduct its business in Argentina.

17. ADDITIONAL INFORMATION

Additional information relating to the Company, including financial information in the Company’s Financial Statements and MD&A for Fiscal 2024, is available on SEDAR+ at www.sedarplus.ca and on and on the U.S. Securities and Exchange Commission’s EDGAR website at www.sec.gov/edgar. Moreover, additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Company’s information circular for its most recent annual meeting of security holders.

18. RISK FACTORS

The following discussion summarizes the principal risk factors that apply to the Company’s business and that may have a material adverse effect on the Company’s business, financial condition and results of operations, and/or the trading price of the Company’s shares. Due to the nature of the Company’s business, the legal and economic climate in which it operates and its present stage of development and proposed operations, the Company is subject to significant risks. These risk factors are not a definitive list of all risk factors associated with an investment in the Company or in connection with its operations. Additional risks and uncertainties not presently known to the Company, or that are currently deemed immaterial, may also impair its operations. If any such risks actually occur, the financial condition, liquidity and results of operations of the Company could be materially adversely affected. Investors should carefully consider the risks, factors, and uncertainties described below, together with the other information contained in this AIF, as well as the risk factors, uncertainties, and other information disclosed in the Company’s other public filings before making an investment decision regarding the Company’s securities.

The Company may not realize all of the anticipated benefits of the Stronghold Transaction.

Bitfarms, following Stronghold Transaction (thereafter, the “Combined Company”), may not realize all of the anticipated benefits of the Stronghold Transaction even if Bitfarms believes that the Stronghold Transaction will provide benefits to the Combined Company. There is a risk that some or all of the expected benefits of the Stronghold Transaction may fail to materialize or may not occur within the time periods anticipated by Bitfarms. The realization of such benefits may be affected by a number of factors, including regulatory considerations and decisions, many of which are beyond the control of Bitfarms and Stronghold. The challenge of coordinating previously independent businesses makes evaluating the business and future financial prospects of the Combined Company following Stronghold Transaction difficult. Prior to the completion of the Stronghold Transaction, Stronghold and Bitfarms operated independently. The success of Stronghold Transaction, including anticipated benefits and cost savings, will depend, in part, on the ability to successfully integrate the operations of both companies. The past financial performance of each of Stronghold and Bitfarms may not be indicative of their future financial performance. Realization of the anticipated benefits in the Stronghold Transaction will depend, in part, on the Combined Company’s ability to successfully integrate Stronghold and Bitfarms’ businesses. The Combined Company will be required to devote significant management attention and resources to integrating its business practices and support functions. The diversion of management’s attention and any delays or difficulties encountered in connection with the coordination of the two companies’ operations could have an adverse effect on the business, financial results, financial condition or the share price of Bitfarms. The coordination process may also result in additional and unforeseen expenses. Failure to realize all of the anticipated benefits of Stronghold Transaction may impact on the financial performance of the Combined Company and the price of the Combined Company’s common shares

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The Company has incurred, and will continue to incur, significant costs in connection with Stronghold Transaction.

As a result of Stronghold Transaction, the Company has incurred, and will continue to incur, significant integration-related fees and costs related to formulating and implementing integration plans, including facilities and systems consolidation costs and employment-related costs. There may be additional unanticipated significant costs in connection with Stronghold Transaction that the Company may not recoup. These costs and expenses could reduce the realization of efficiencies, strategic benefits, and additional income the Company expects to achieve from the Stronghold Transaction. Although we expect that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of Bitfarms and Stronghold, should allow the Company to offset integration-related costs over time, this net benefit may not be achieved in the near term, or at all.

The market value of the Company’s common shares may decline because of Stronghold Transaction.

The market value of the Company’s common shares may decline because of the Stronghold Transaction if, among other things, the Combined Company is unable to achieve the expected growth in earnings or if the costs of integrating the two businesses are greater than expected. The market value also may decline if the Combined Company does not achieve the perceived benefits of the Stronghold Transaction as rapidly or to the extent anticipated by the market or if the effect of the Stronghold Transaction on Bitfarms’ business, financial position, results of operations or cash flows is not consistent with the expectations of financial or industry analysts.

The Company may be the target of securities class action and derivative lawsuits, which could result in substantial costs.

Securities class action lawsuits and derivative lawsuits are often brought against companies that have entered into merger agreements. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources.

Limited Operating History.

The Company has only a limited operating history upon which an evaluation of the Company and its prospects, as well as an investment in the Company’s common shares, can be based. The Company is subject to many risks common to venture enterprises, including under-capitalization, potential cash shortages and limitations with respect to personnel, financial and other resources. Although the Company has achieved profitable quarters in the past, to date, it has not maintained consistent profitability from period to period, and no assurances can be made that the Company will achieve consistent profitability in the near future, if ever. For the year ended December 31, 2024, the Company had a net loss from continuing operations of $48.6 million, which net losses were generated as the Company executed its business plan and expands its BTC Mining activities as BTC prices have at times been in a bear market. There is no assurance that the Company will be successful in achieving a return on shareholders’ investment or meeting other metrics of success, which is dependent on BTC prices, among other factors.

The Company has an evolving business model and strategy.

The Company expects its business model to continue to evolve in the future. As digital assets become more widely available, the Company expects its services and products to evolve to stay current with its industry. The Company’s growth strategy includes exploring the expansion and diversification of its revenue sources into new markets. Pursuant to that strategy, the Company is increasing its focus on diversification into high performance computing and artificial intelligence solutions. The Company’s management team has limited or no experience in the HPC/AI industry and is expanding its team to include additional professionals, including external consultants, with such experience, but there is no guarantee that such efforts will be successful. Accordingly, the Company cannot offer any assurance that these or any other modifications to its business model and strategy will be successful or will not result in harm to its business. Such modifications may increase the complexity of its business and place significant strain on its management, personnel, operations, systems, technical performance, financial resources and internal financial control and reporting functions.

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Moreover, the Company may not be able to manage growth effectively, which could damage its reputation, limit its growth and adversely affect its operating results. Further, the Company cannot provide any assurance that it will successfully identify all emerging trends and growth opportunities within the digital assets industry, the HPC/AI market or other markets it may seek to expand into, and the Company may lose out on such opportunities. Any of the foregoing could have a material adverse effect on the Company’s business, prospects, results of operations and financial condition.

Economic Dependence on Regulated Terms of Service and Electricity Rates Risks.

The Company’s operations are dependent on its ability to maintain reliable and economical sources of power to run its cryptocurrency Mining assets. The Company conducts Mining operations in the Province of Quebec (Canada), Washington State (United States), the state of Pennsylvania (United States), Paraguay and Argentina. The Company’s current and future operations and anticipated growth, and the sustainability of hydro electricity and natural gas at economical prices for the purposes of cryptocurrency Mining in multiple locations, poses certain risks.

Currently, the Company sources its energy from Hydro-Québec, Hydro-Sherbrooke, Hydro-Magog, the City of Baie-Comeau, Grant PUD, CLYFSA, PJM Interconnection and Generación Mediterranea S.A. Regulated power suppliers may be subject to public policy initiatives and economic development programs which may or may not support the Mining industry. Additionally, there may be significant competition in the cryptocurrency Mining industry for suitable locations with access to affordable power. There can be no assurance that electricity will continue to be provided in the future or not curtailed to accommodate other users or otherwise made available on terms which are economic for the Company’s current and future operations, anticipated growth, and sustainability. Long- and short-term power prices may also fluctuate substantially due to other factors outside of our control, including:

●	changes in generation capacity in our markets, including changes in the supply of power as a result of the development of new plants, expansion or reduction of existing plants, the continued operation of uneconomic power plants due to state subsidies, or additional or reduced transmission capacity;
●	environmental regulations and legislation;
●	electric supply disruptions, including plant outages and transmission disruptions;
●	changes in power transmission infrastructure;
●	fuel price volatility;
●	fuel transportation capacity constraints or inefficiencies;
●	development of new fuels, new technologies, and new forms of competition for the production of power;
●	changes in law, including judicial decisions;
●	weather conditions, including extreme weather conditions and seasonal fluctuations;
●	changes in the demand for power or in patterns of power usage;
●	economic and political conditions;
●	supply and demand for energy commodities;
●	supply chain disruption of electrical components needed to transmit energy;
●	availability of competitively priced alternative energy sources;
●	ability to procure satisfactory levels of inventory;
●	changes in capacity prices and capacity markets.

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Additionally, any suspension or cessation of power supply, failure of electrical networks, or changes in cost structure which are not economic, in the jurisdictions where the Company utilizes power for its operations, could result in a material adverse effect on the Company.

Quebec, Canada

The Company’s operations are dependent on its ability to maintain reliable and economical sources of power to run its cryptocurrency Mining assets. Until the adoption of Bill-2, on February 15, 2023, the Province of Quebec mandated electric power distributors to supply their customers under the obligation to serve power delivery regime; however, Bill-2 amended the Act respecting the Régie de l’énergie du Québec (the “Régie”) by giving the Government of Quebec the power to determine by regulation the cases in which Hydro-Québec, or any other electric power distributor, may be exempt from their obligation to provide electricity to industrial clients in the Province of Quebec.

The price of electricity supplied directly by Hydro-Québec is set by a provincial administrative tribunal, the Quebec Energy Board. Hydro-Québec supplies power to certain of the Company’s Data Centers, and to the Municipal Electrical Networks for the Magog, Baie-Comeau and Sherbrooke Data Centers. The rates imposed on Hydro-Québec by the Régie are subject to change. Although power is supplied by Municipal Networks to the Company, the rates in those contracts are adjusted in response to tariff changes imposed by the Régie. Modifications to the rates are set pursuant to the Hydro-Québec Act by operation of law on April 1st each year, by a rate corresponding to the annual change in the overall average Quebec consumer price index, on a tariff class basis such that any adjustment would apply equally to all industrial clients, which includes CB tariff users (for Cryptocurrency Mining), M tariff users or LG tariff users regardless of end use. There is no assurance that future electricity rates will remain stable or economical. In particular, on June 14, 2018, Hydro-Québec requested the Régie to set rates and service conditions specifically for enterprises involved in cryptocurrency Mining as a result of increased electricity demand from cryptocurrency miners. The Régie has undertaken regulatory proceedings, to which the Company has participated as an intervenor, to establish a framework for the provision of electricity for cryptocurrency Mining in Quebec in three Steps:

●	Step 1: On July 13, 2018, the Régie provisionally ordered that a new tariff be established for cryptocurrency miners, and, on July 19, 2018, the Régie approved a provisional tariff of CAD$0.15/kWh on Data Centers built after that date. Under Step 1, the new tariff cannot be applied to any cryptocurrency contracts entered prior to June 7, 2018, or Data Centers constructed prior to July 19, 2018. Therefore, Step 1 didn’t have an impact on the Company’s pre-existing operations and secured existing rates until the completion of Phase 3.

●	Step 2: On April 29, 2019, the Régie rendered its decision on Step 2 of the request filed by Hydro-Québec. Régie decided to create a new class of energy consumers called Electricity consumer class for cryptographic use applied to blockchain. It’s decided to allocate to this new class an aggregate supply of 300 megawatts of electricity, with the requirement to curtail electricity use during peak hours at Hydro-Québec’s request (up to a maximum of 300 hours a year). Cryptocurrency Mining projects would be required to submit tenders to consume electricity from the 300 megawatt block based exclusively on economic development and environmental criteria. The Régie rejected Hydro-Québec’s proposal to launch a tariff auction as part of the call for tenders. It decided to create a new tariff applicable to the Crypto Mining industry, the CB tariff, and determined that the applicable tariff of the energy component, in ¢/kWh, will correspond to the M or LG tariff in force, as the case may be. In order for the Company to be able to procure electricity for future Quebec expansion projects, it would be required to participate in the call for tenders process. However, the Régie’s decision also meant that the Company’s pre-existing operations in the Province of Quebec would remain subject to the M or LG tariff in force, as the case may be, and they were exempt from the tender process as well as the provisional tariff of CAD$0.15/kWh which had been requested by Hydro-Québec. The provisional tariff would apply to energy consumption not previously authorized under cryptocurrency contracts, to those cryptocurrency contracts entered into after June 7, 2018 and to any substitution of use or any increase of capacity for crypto miners not already under authorized cryptocurrency contracts. The decision of the Régie did impose the potential requirement to curtail electricity use (of up to 95%) during peak hours at Hydro-Québec’s request (up to a maximum of 300 hours a year) under all cryptocurrency contracts including those at the Company’s pre-existing operations at the already operating Data Center in Quebec. A shutdown of 95% of operations for the maximum of 300 hours could result in a revenue decrease of approximately 3.4%.

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●	Step 3: On January 28, 2021, Régie rendered its decision on Step 3 of the request filed by Hydro-Québec. The Régie decided that the existing subscriptions on the Hydro-Québec network were to be subject to non-firm service, starting in Winter 2021-2022. The non-firm service applies for a maximum of 300 hours/year, without any monetary compensation. In considering the financial consequences of this conclusion, the Régie requested that Hydro-Québec implement the non-firm service for existing clients during a three-year period through progressive implementation. The Régie did not provide any guidance to Hydro-Québec on how to proceed. Régie provided the following reasons to justify this conclusion:

(1)	existing clients, such as the Company, have already executed agreements with municipal electricity networks with non-firm service (without financial compensation) for at least 300 hours per year;
(2)	new clients entering the market through the call for tenders’ process would be subject to non-firm service without financial compensation. The treatment of those new clients must be fair and equitable with existing clients; and
(3)	load shedding for 300 hours was estimated to represent only 3.4% of the 8,760 hours in a year. Régie did not consider this request unreasonable considering the risks that cryptocurrency clients represent for Hydro-Québec.

In accordance with the Step 3 decision, the Company’s operations are on a non-firm service basis for a maximum of 300 hours per year. Consequently, the main difference between the CB tariff and the M or LG tariff is the curtailment obligation applicable to the CB tariff.

On November 17, 2021, in Step 3 of the Régie’s regulatory proceedings, the Régie ratified the process for allocating the balance of the 300 MW block reserved for crypto miners that was not already allocated pursuant to the call for tenders approved in Step 2. The allocation process of the balance of the 300 MW block would be based on a “first come, first serve” process, without any reference to economic development condition and environmental criteria.

On April 6, 2022, the Régie rendered a decision confirming the decision rendered in Step 3, resulting in the application of the non-firm service to the Company’s Data Centers in Quebec.

On May 30, 2022, the Company filed with the Régie an administrative complaint against Hydro-Québec requesting information regarding the process for the allocation of the balance of the 300 MW block. The filing of this complaint was justified by the fact that Hydro-Québec, at the time of filing and more than 6 months after the decision rendered by the Régie in Step 3, had still not put in place the allocation process approved by the Régie.

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On June 30, 2022, Hydro-Québec responded to the Company’s administrative complaint confirming that the allocation process of the 300 MW block would be opened in September 2022.

On November 1, 2022, Hydro-Québec submitted to the Régie its Supply Plan for the period 2023 to 2032 and requested the Régie authorize the suspension of the allocation process for the granting of the balance of the 300 MW reserved block and to reassess the amount of MWs to be allocated to crypto miners for future operations. The Company has actively participated in the regulatory process on the approval, by the Régie, of the Supply Plan and has challenged Hydro-Québec’s request to suspend the allocation of the 300 MW block.

On January 10, 2023, the Régie rendered its decision on Hydro-Québec’s request to suspend the allocation process for the granting of the 300 MW reserved block. The Régie decided to suspend the allocation process while it assessed the Supply Plan submitted by Hydro-Québec. The Company did not challenge this decision but has strongly challenged Hydro-Québec’s request to reduce the amount of power allocated to zero.

On September 9, 2023, the Régie approved the reduction to zero MW for the remaining quantity of the reserved block, which totaled approximately 270MW at the time. In addition, the Régie decided to maintain the 32.6 MW of the reserved block that had already been allocated to CB tariff clients. The Régie considered that the potential reallocation of the quantities currently held by these customers in case of their subscriptions being abandoned or cancelled could enable certain companies to continue their development or a few new CB tariff customers to be served. The Régie requested Hydro-Québec to amend the Conditions of Service for Cryptographic Use Applied to Blockchains and propose a new process for the eventual reallocation of the MW that could become available from the 32.6 MW reserved block already allocated. Hydro-Québec requested, and the Régie accepted, that such new process be presented on or before January 31, 2024.

In November 2023, the Company’s complaint was suspended at the request of the parties while the Company and Hydro-Québec entered into direct discussions. On January 17, 2024, after settlement discussions proved to be unsuccessful, the Company requested the reactivation of the complaint and that a date of hearing be fixed. On June 5, 2024, the Company decided to withdraw the complaint, following discussions with Hydro-Quebec.

Before September 20, 2023, Hydro-Québec and the Municipal Electrical Networks were authorized to offer preferential rates in an effort to encourage investment and development in particular regions. Hydro-Québec and Municipal Electrical Networks offered a discretionary preferential rate to certain customers, such rate being lower than the rate set by the Régie, notwithstanding that Hydro-Québec and the Municipal Electric Networks may suffer a financial loss on the supply of electricity to those customers. If a preferential rate is changed or no longer available to the Company, the Company’s operations and profitability may experience a material adverse effect. In addition, although power is supplied by the Municipal Networks to the Company under the power contracts, the rates in those contracts are adjusted in response to tariff changes imposed by the Régie. Currently, the Cowansville Data Center is subject to a preferential rate of 5% on its first 5 MW of power; and the Farnham Facility is subject to a preferential rate of 20% on its first 10 MW of power.

Washington State, United States

On November 9, 2021, the Company completed the acquisition of a Data Center in Washington State, United States. The Data Center is powered by the Grant County Power Utility District (“Grant PUD”). Grant PUD was established in 1938 and is a public utility district that owns and operates hydro-electric plants capable of generating more than 2,000 MW of electricity. Grant PUD establishes rate schedules for different categories of customers at the discretion of its publicly elected Board of Commissioners. The Company operates its cryptocurrency Mining activities in several different buildings with their own power meters not exceeding 5 MW each; thus, for the year 2022, the Company was classified in Schedule 7. The applicable rates for Schedule 7 are a demand charge of US$4.96 per KW of billing demand plus a variable component of USD 2.100¢ per kWh for the first 50,000 kWh of consumption and US 1.857¢ per additional kWh of consumption. Historically, rates for Schedule 7 have increased by an annual average of 1.27% per year. Effective February 1, 2023, Grant PUD’s commissioners authorized the addition of cryptocurrency Mining into the Evolving Industry Rate Schedule 17 (“Schedule 17”). The applicable rates for Schedule 17 are a demand charge for US$28.18 per kW plus a variable component of US 0.389¢ per kWh of consumption. Grant PUD may adjust the rate pricing with approval from its Board of Commissioners. An increase in the rates applicable to the Company’s electricity consumption in its operations in Washington State, United States, may adversely impact its profitability.

Paraguay

In December 2021, the Company completed the construction of a 10 MW Data Center in Villarrica. The Data Center is powered by CLYFSA. CLYFSA is the only private energy distribution company in Paraguay which purchases energy from ANDE, the operator of Paraguay’s national electricity grid, and provides power to almost 15,000 residential and commercial customers in Villarrica.

The Company entered into a power purchase agreement with CLYFSA securing 10 MW of hydro-electric energy with a demand charge of US$15.90 per KW of billing demand plus a variable component of US1.422¢ per kWh of consumption for the current one-year renewal period. The power purchase agreement stipulates that CLYFSA can pass on any modifications to pricing by ANDE to Backbone Paraguay. A rate increase could adversely impact the profitability of the Company’s operations in Paraguay.

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2024 Annual Information Form

Valuation and Price Volatility of Cryptocurrencies.

The profitability of the Company’s operations has been and will continue to be significantly affected by changes in the spot price of cryptocurrencies, specifically BTC. Cryptocurrency prices (and BTC prices in particular) are highly volatile, fluctuating due to numerous factors beyond the Company’s control, including speculation and incomplete information, rapidly changing investor sentiment, changes in technology, regulatory changes, fraudulent or malicious actors, media coverage of cryptocurrency, inflation and political or economic events, as well as market acceptance and demand for cryptocurrency. The market price of one BTC, in the Company’s principal market, ranged from approximately US$39,507 to US$106,141 during the year ended December 31, 2024 and ranged from approximately US$16,600 to US$44,700 during the year ended December 31, 2023. Although the Company partially hedges its investment in BTC, such hedging practices may not adequately protect the Company from BTC’s price volatility and surrounding risks.

Currently, the Company does not use a formula or specific methodology to determine whether or when it will sell BTC that it holds, or the number of BTC it will sell. Rather, decisions to hold or sell BTC are currently determined by Management by analyzing forecasts and monitoring the market in real time. Such decisions, however wellinformed, may result in untimely sales and even losses, adversely affecting an investment in the Company.

If cryptocurrency spot prices decline and remain at low market levels for a sustained period while Network Difficulty does not decrease proportionally, the Company’s results of operations and financial condition, as well as the trading price of the Company’s common shares, could be materially adversely affected.

In addition, there have been a number of reforms to the regulation of the derivatives markets, both in the United States and internationally. These regulations, and any further changes thereto, or adoption of additional regulations, including any regulations relating to position limits on futures and other derivatives or margin for derivatives, could negatively impact the Company’s ability to hedge its portfolio in an efficient, cost-effective manner by, among other things, potentially decreasing liquidity in the forward commodity and derivatives markets or limiting the Company’s ability to utilize non-cash collateral for derivatives transactions.

Volatility may have an impact on the value of the Company’s inventory of cryptocurrencies and could result in margin calls on the Company’s long-term debt collateral BTC with NYDIG as described in Note 18 - Long-term Debt to the Financial Statements.

Third-party Supplier Risks.

The Company enters into contracts with a limited number of third-party suppliers to procure Mining hardware. If any of those suppliers is unable to or otherwise does not fulfill, or does not fulfill in a timely manner, its obligations to the Company for any reason (including, but not limited to, bankruptcy, computer or other technological interruptions or failures, personnel loss, negative regulatory actions, or acts of God) or engages in fraud or other misconduct during the course of such relationship, the Company may need to seek alternative third-party suppliers, or discontinue using certain Miners or otherwise alter its operations and may encounter delays. In addition, the Company may in the future be held directly or indirectly responsible, or be otherwise subject to liability, for actions or omissions of third parties undertaken in connection with the Company’s arrangements with such third parties. Any such responsibility or liability in the future may have a material adverse effect on the Company’s business, financial condition and results of operations.

Competing Blockchain Platforms or Technologies and Alternatives to Bitcoin.

The development and acceptance of competing blockchain platforms or technologies may cause industry participants and consumers to abandon BTC. As BTC is the only digital asset the Company mines, it could face difficulty adapting to emergent digital ledgers, blockchains or alternatives thereto. This could prevent the Company from realizing the anticipated profits from its investments. Such circumstances could have a material adverse effect on the Company’s business, financial condition, results of operations and the value of any BTC mined or otherwise acquired or held for the Company’s own account.

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Bitcoin Halving Event.

The BTC reward for solving a block is subject to periodic incremental halving. Halving is a process designed to control the overall supply and reduce the risk of inflation in BTC using a proof of work consensus algorithm. At a predetermined block, the Mining reward is cut in half, hence the term “halving”. The BTC blockchain has undergone halvings three times since its inception. Most recently, in April 2024, the BTC Block Reward decreased from 6.25 to 3.125 BTC per block (a “BTC Halving”), and, consequently, the number of new BTC issued to Miners as a subsidy decreased to approximately 450 per day, excluding transaction fees.

A BTC Halving is scheduled to occur once every 210,000 blocks, or roughly every four years, until the total amount of BTC rewards issued reaches 21 million. Once 21 million BTC are generated, the network will stop producing more. The next BTC Halving is expected to occur around March 2028, at which time BTC Block Rewards will decrease from 3.125 BTC per block to 1.5625 BTC per block. While BTC prices have had a history of price fluctuations around BTC Halving events, there is no guarantee that the price change will be favorable or would compensate for the reduction in Mining reward and the corresponding decrease in the compensation the Company receives from the Mining Pool(s) in which it participates.

If BTC price and difficulty do not adjust to pre-BTC Halving profitability levels over time, or take longer than expected to adjust, there is a risk that a future BTC Halving will render the Company unprofitable for a sustained time period such that it could be unable to continue as a going concern.

Insolvency, Bankruptcy, or Cessation of Operations of Mining Pool Operator

Over the past five years, Bitfarms has both mined independently and been a member of multiple third-party Mining Pool operators; however, as of the date hereof, the only Mining Pool operator that Bitfarms participates in is Foundry USA. Consequently, the Company’s operations are substantially reliant on Foundry USA and the terms of services and other terms and conditions that govern its relationship with Foundry USA. Foundry USA has the right to unilaterally modify the service agreement between it and the Company at any time without notice. This includes the right to modify the payout methodology or Mining Pool fees.

Foundry USA is owned indirectly by Digital Currency Group, which also owns Genesis Global Capital (“Genesis”). On January 19, 2023, Genesis filed for U.S. bankruptcy protection. In the event that Foundry USA (or any other Mining Pool in which the Company participates) ceases making payments to Bitfarms for any reason, including bankruptcy, insolvency or cessation of its operations, or for no reason, or modifies its payout methodology or Mining Pool fees in a manner that is unattractive or unacceptable to Bitfarms, Bitfarms would expect to immediately cease contributing its Hash power to such Mining Pool operator and either: (i) join a different Mining Pool operator; or (ii) commence Mining without a Mining Pool operator. In the event that the Company is unable to make such a switch of its operations in a timely manner and its Mining operations experience significant down time, it may experience an adverse impact on its business, results of operations and financial condition.

As a control measure, monthly, the Company calculates the revenues it should earn based on its theoretical Hashrate and compares it to the payments the Company received from Foundry USA. As of the date hereof, the Company has not identified any material discrepancies between its calculations and payments actually received from Foundry USA. In the event that the Company identifies a material difference, the Company may have to engage in litigation and/or cease its relationship with Foundry USA, either of which may have a material adverse effect on the Company.

Mining Pool Agreements Governed by Foreign Laws.

The agreement between the Company and Foundry USA Pool is governed by the laws of the State of New York. Furthermore, the Mining Pool agreement contains an arbitration provision that requires any dispute arising out of or relating to the Company’s agreement with Foundry Pool, or the breach thereof, to be finally resolved by arbitration before a single arbitrator in the City of New York, New York. The Company may be required to expend significant costs in order to undertake and complete any such arbitration, and there can be no guarantee of any successful outcome of such arbitration. Any such arbitration resulting in a decision unfavorable to Bitfarms may have an adverse impact on its business, results of operations and financial condition.

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Indemnification of Mining.

Pursuant to the terms and conditions of the Foundry Pool to which the Company is subject, the Company has agreed to release, indemnify and hold Foundry Pool harmless from any and all losses, damages, and expenses, including reasonable attorneys’ fees, rights, claims, actions of any kind and injury (including death), arising out of or relating to the Company’s participation in Foundry Pool. In the event of any such losses, damages, or expenses, the Company may experience an adverse impact on its business, results of operations and financial condition.

Reliance on Manufacturing in Foreign Countries and the Importation of Equipment to the Jurisdictions in Which the Company Operates.

The Company relies on third party manufacturers in foreign jurisdictions for its Miners. As a result, the Company’s business is subject to risks associated with doing business in such foreign jurisdictions, including, but not limited to: trade protection measures such as the imposition of or increase in tariffs, import and export licensing and control requirements; potentially negative consequences from changes in tax laws (both foreign and domestic); difficulties associated with transacting business with parties in a foreign jurisdiction, including increased costs and uncertainties associated with enforcing contractual obligations; and unexpected or unfavorable changes in other regulations and applicable regulatory requirements.

The U.S. has previously enacted and has proposed to enact new tariffs (or increases of existing tariffs) on certain items imported from other countries. Following their enactment other countries have previously enacted or have proposed to enact new tariffs on imports of U.S. goods. Subsequently, the U.S. and various countries subject to those tariffs have engaged in trade negotiations and, in some instances, agreed to suspend or terminate certain tariffs. It is uncertain whether additional treaties or other trade policies will be enacted or modified by the U.S. or any other government or trade organization in the future. Future changes by the U.S. and foreign governments to trade or investment policies, treaties and tariffs, as well as fluctuations in exchange rates, or the perception that any these changes could occur could adversely affect third party manufacturers on which the Company relies, as well as the future of the Company’s relationships with those third-party manufacturers, which could have an adverse impact on the Company’s business, financial condition and results of operations. In addition, actions by foreign markets to implement further trade policy changes, including limiting foreign investment or trade, increasing regulatory scrutiny or taking other actions that apply to the jurisdictions in which the Company operates or in which third parties with which the Company does business operate, could negatively impact the Company’s business, financial condition and results of operations.

Cybersecurity Threats and Breaches.

Threats to network and data security are increasingly diverse and sophisticated, and security breaches, computer malware and computer hacking attacks have been an increasing concern. Despite the Company’s efforts and processes in place to prevent them, its computer servers and systems may be vulnerable to cybersecurity risks, including denial-of-service attacks, physical or electronic break-ins, employee theft or misuse and similar disruptions from unauthorized tampering. As techniques used to breach security change frequently and are generally not recognized until launched against a target, the Company may not be able to promptly detect that a cyber breach has occurred, implement security measures in a timely manner or, when implemented, it may not be able to determine the extent to which these measures could be circumvented.

Recent developments in the cyber threat landscape include the use of AI and machine learning, as well as an increased number of cyber extortion and ransomware attacks, with the potential for higher ransom demand amounts and increasing sophistication and variety of ransomware techniques and methodology.

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Further, any adoption of AI by the Company or by third parties may pose new security challenges. A party who is able to compromise the security measures on the Company’s networks or the security of its infrastructure could misappropriate the proprietary or sensitive information of the Company or employees, or cause interruptions or malfunctions in the Company’s operations. Such a compromise could be particularly harmful to the Company’s brand and reputation. The Company also may be required to expend significant capital and resources to protect against such threats or to alleviate problems caused by cyber breaches in its physical or virtual security systems. Any breaches that may occur in the future could expose the Company to increased risk of lawsuits, regulatory penalties, loss of potential customers, damage relating to loss of proprietary information, harm to the Company’s reputation, and increases in security costs, which could have a material adverse effect on business, financial condition, and results of operations. The cybersecurity regulatory landscape continues to evolve and compliance with the proposed reporting requirements could further complicate the Company’s ability to resolve cyber-attacks While the Company currently does not maintain dedicated cyber risk insurance coverage, Company regularly evaluate the efficacy and commercial viability of such policies through our enterprise risk management framework, with formal reviews conducted annually. Comprehensive cyber risk coverage may be limited in availability, and even when implemented, may not fully cover all potential losses associated with cyber incidents.

Fraud and Failure of Cryptocurrency Exchanges, Custodians and Other Trading Venues.

Cryptocurrency market prices depend, directly or indirectly, on the prices set on exchanges and other trading venues. As compared to traditional securities, derivatives and currency exchanges, cryptocurrency exchanges, custodians and other trading venues are relatively new and, in most cases, largely unregulated, which may make them more susceptible to fraud and failure. The fraud and failure of several cryptocurrency platforms and other actors in the industry, including recent and ongoing bankruptcies of several large cryptocurrency exchanges in the second half of 2022 and into early 2023 (namely, FTX Trading Ltd., Celsius Network LLC, BlockFi, Voyager Digital Ltd., Three Arrows Capital, and Genesis Global Holdco LLC), has impacted and may continue to impact the broader cryptocurrency ecosystem, including the Company. In response to these events, the digital asset markets, including the market for BTC specifically, have experienced extreme price volatility and several other entities in the digital asset industry have been, and may continue to be, negatively affected, further undermining confidence in the digital asset markets and in BTC. These events have also negatively impacted the liquidity of the digital asset markets and, in turn, the market price of shares of companies in the cryptocurrency industry, including the Company, as certain entities affiliated with bankrupt cryptocurrency exchanges engaged in significant trading activity. If the liquidity of the digital asset markets continues to be negatively impacted by these events, digital asset prices (including the price of BTC) may continue to experience significant volatility and confidence in the digital asset markets may be further undermined. These and similar events are ongoing and may occur with respect to other participants in the digital asset ecosystem in the future to develop, and it is not possible to predict at this time all of the risks that such events may pose to the Company, its service providers, the other third parties with which it does business or the digital asset industry as a whole.

Although the Company had no direct exposure to any of the above-mentioned cryptocurrency companies (other than BlockFi prior to the repayment by the Company of indebtedness under its equipment financing arrangement with BlockFi, as discussed in this AIF) nor any material assets that may not be recovered or may otherwise be lost or misappropriated due to the bankruptcies, the failure or insolvency of large exchanges may cause the price of BTC to fall and decrease confidence in the larger ecosystem, which could adversely affect an investment in the Company. Such market volatility has had a material and adverse effect on the Company’s results of operations and financial condition, and the Company expects its results of operations to continue to be affected by the price of BTC as the results of its operations are significantly tied to the price of BTC.

These and similar events have had, and, in the future, may have, an adverse impact on the profitability of the Company’s BTC Mining operations and the Company’s financial condition and results of operations.

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To the extent that cryptocurrency exchanges or other trading venues are involved in fraud or experience security failures or other operational issues in the future, cryptocurrency prices could be suddenly and adversely impacted. Furthermore, fraud or failure of the current and future custodians of the Company’s BTC or exchanges can result in a direct loss of the Company’s cryptocurrency and fiat currency assets, which loss may not be recoverable by the Company, whether under any insurance policies it has in place or otherwise.

Limited History of De-centralized Financial System.

Compared to traditional and existing centralized financial systems, the cryptocurrency financial system is relatively new and has a limited history. Online cryptocurrency exchanges and trades therein operate with comparatively little regulation and are particularly susceptible to platform failures and fraudulent activities, which may have an adverse effect on the underlying prices of cryptocurrencies. In fact, many of the largest online cryptocurrency exchanges have been compromised by hackers.

Considering these and other factors, traditional banks and other banking institutions may limit or refuse the provision of banking services to businesses that supply cryptocurrencies as payment and may refuse to accept money derived from cryptocurrency-related businesses. This may make the establishment and management of bank accounts held by companies operating in the industry difficult or impossible. The Company has experienced and may in the future experience such banking challenges, which could have a material adverse effect on the Company’s business, prospects or operations and potentially the value of any BTC or other cryptocurrencies the Company earns or otherwise acquires or holds for its own account.

Risk Related to Technological Obsolescence and Difficulty in Obtaining Hardware.

To remain competitive, the Company will continue to monitor the state of available technology and invest in hardware and equipment required for maintaining and, as applicable, enhancing its operations and services. The Company has in the past replaced, and, in the future, may be required to replace, obsolete hardware and software, which required, and, in the future, may require, substantial capital investments by the Company. There can be no assurance that Mining hardware will be readily available, whether at a price that is commercially acceptable to the Company or at all, when the need is identified. Moreover, there can be no assurance that new and unforeseeable technology, either hardware-based or software-based, will not disrupt the existing cryptocurrency industry. For example, the arrival of quantum computers, which are capable of solving certain types of mathematical problems fundamental to cryptocurrency more quickly and efficiently than traditional computers may have a significant effect on the cryptocurrency industry.

Cryptocurrency Network Difficulty and Impact of Increased Global Computing Power.

Network Difficulty is a measure of how difficult it is to solve the cryptographic hash that is required to validate a block of transactions and earn a cryptocurrency reward from Mining. As Mining companies produce more Hashrate and the BTC Network Hashrate is increased, the BTC Network Difficulty automatically adjust upwards by requiring more Hashrate to be deployed to solve a block. Thus, Mining companies are further incentivized to grow their Hashrate to maintain or improve their chance of earning new BTC rewards. In theory, these dual processes should continually replicate themselves until the supply of available BTC is exhausted. In response, Mining companies have attempted to achieve greater Hashrate by deploying increasingly sophisticated, powerful and expensive Miners in ever greater quantities. If the price of BTC is not sufficiently high to allow the Company to fund its desired Hashrate growth, including through new Miner acquisitions, and if it is otherwise unable to access additional capital to acquire Miners, the Company’s Hashrate may stagnate and fall behind its competitors, potentially resulting in a decline in its revenues, which would have a material adverse effect on the Company’s results of operations and financial condition.

Additionally, the open-source structure of the BTC network protocol means the developers to the protocol are typically not directly compensated for their contributions in maintaining and developing the protocol. Failure to properly monitor and upgrade the BTC network protocol could damage the BTC network and could have a material adverse effect on the Company’s business, financial position and results of operations, and could cause the market value of the Company’s common shares to decline.

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2024 Annual Information Form

Competition.

The Company’s businesses are in an intensely competitive industry, and the Company competes with other Mining companies, some of which have, or may in the future have, greater resources and experience. A fundamental property of Mining associated with many cryptocurrencies is that the computational complexity of the Mining algorithm increases over time. This factor, along with new industry entrants, price volatility and, with respect to BTC, any future BTC Halvings, may make certain cryptocurrencies relatively unprofitable to mine compared to others.

Regulation of cryptocurrency in certain jurisdictions has led some Mining companies to consider Paraguay as an attractive jurisdiction in which to operate, which may increase competition with the Company and its expansion efforts in Paraguay. Despite the Company’s strategic planning and expected advantages over certain of its competitors, the Company may face unexpected competition in the form of new entrants in the marketplace. Such competition could erode the Company’s expected market share and could adversely impact the Company’s profitability. Increased competition could result in increased network computing resources and consequently increased hash difficulty.

If the award of coins for solving blocks and any related transaction fees are not sufficiently high, Mining companies may not have an adequate incentive to continue Mining and may cease their Mining operations. As the number of coins awarded for solving a block in the blockchain decreases, the incentive for Mining companies to continue to contribute processing power to the network may transition from a set reward to transaction fees.

In order to incentivize Mining companies to continue to contribute processing power to the network, the network may either formally or informally transition from a set reward to transaction fees earned upon solving for a block. This transition could be accomplished either by Mining companies independently electing to record on the blockchains they solve only those transactions that include payment of a transaction fee or by the network adopting software upgrades that require the payment of a minimum transaction fee for all transactions. If transaction fees paid for the recording of transactions in the blockchain become too high, the marketplace may be reluctant to accept the network as a means of payment, and existing users may be motivated to switch between cryptocurrencies or back to fiat currency. Decreased use and demand for BTC may adversely affect their value and result in a reduction in the market price of BTC, which could adversely impact the value of the Company’s cryptocurrency holdings and investments. If miners choose to cease operations, there would be a reduction in collective processing power, which would adversely affect the confirmation process for transactions (i.e., decreasing the speed at which blocks are added to the blockchain until the next scheduled adjustment in difficulty for blockchain solutions) and make the network more vulnerable to a malicious actor or botnet obtaining control in excess of 50 percent of the processing power. Any reduction in confidence in the confirmation process or processing power of the network may adversely impact the Company’s Mining activities, the value of its inventory of coins and future investment strategies.

Additionally, the Company may compete with companies in the power generation industry. New parties may offer wholesale electricity bundled with other products or at prices that are below the Company’s rates. Other companies with which Bitfarms competes in power generation may have greater liquidity, greater access to credit and other financial resources, lower cost structures, more effective risk management policies and procedures, greater ability to incur losses or greater flexibility in the timing of their sale of generation capacity and ancillary services than Bitfarms does. Competitors may also have better access to subsidies or other out-of-market payments that put the Company at a competitive disadvantage.

The Company’s competitors in the power generation industry may be able to respond more quickly to new laws or regulations or emerging technologies, or to devote greater resources to marketing of wholesale power than Bitfarms can. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties. Accordingly, it is possible that new competitors or alliances among current and new competitors may emerge and rapidly gain significant market share. There can be no assurance that the Company will be able to compete successfully against current and future competitors in the power generation industry, and any failure to do so would have a material adverse effect on the Company’s business, financial condition, results of operations and cash flow.

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Uncertainty of acceptance and/or Widespread Use of Cryptocurrencies.

Currently, cryptocurrencies are not widely used in the retail and commercial marketplaces in comparison to purchases of overall cryptocurrencies worldwide. Cryptocurrency payment methods have not been widely adopted as a means of a payment for goods and services by major retail and commercial outlets. A significant portion of cryptocurrency demand may be attributable to speculation.

The failure of individuals to widely utilize currently available, and/or the failure of retail and commercial marketplaces to adopt, cryptocurrency payment methods may result in increased volatility and/or a reduction in market prices, either of which may adversely impact the market price of the Company’s cryptocurrency holdings and the profitability of its Mining operations.

Emerging markets.

Investing in a company with operations in emerging markets entails certain inherent risks.

The Company conducts Mining operations in various jurisdictions, including in Argentina and Paraguay, which are emerging markets. Investing in a company with operations in emerging markets involves inherent risks, which may include: (i) expropriation or nationalization of property; (ii) changes in laws or policies or increasing legal and regulatory requirements of particular countries, including those relating to taxation, imports, exports, duties, currency, or other claims by government entities, including retroactive claims and/or changes in the administration of laws, policies and practices; (iii) uncertain political and economic environments, war, terrorism, sabotage and civil disturbances; (iv) lack of certainty with respect to legal systems, corruption and other factors that are inconsistent with the rule of law; (v) delays in obtaining or the inability to obtain or maintain necessary governmental permits or to operate in accordance with such permits or regulatory requirements; (vi) import and export regulations, including restrictions on the import of Miners and other equipment relevant to the Company’s Mining operations; (vii) limitations on the repatriation of earnings and other forms of currency controls, monetary restrictions and limitations under economic policies; (viii) underdeveloped industrial or economic infrastructure; (ix) internal security issues; (x) increased financing costs; (xi) renegotiation, cancellation or forced modification of existing contracts; and (xii) risk of loss due to disease, and other potential medical endemic or pandemic issues, as a result of the potential related impact to employees, disruption to operations, supply chain delays, trade restrictions and impact on economic activity in affected countries or regions.

There can be no guarantee that one or more of the events described above will not occur in the future, and the impact of such event or events on the Company’s operations cannot be accurately predicted at this time. The occurrence of one or more such events may have a material adverse effect on the Company’s operations in the affected jurisdiction or jurisdictions, including, but not limited to, disruptions to its operations, the loss of property, unprofitability of its operations, protracted legal and regulatory proceedings, and other penalties or sanctions, which, in turn, may have a material adverse effect on the Company’s overall business, financial condition and results of operations, and/or the trading price of the Company’s shares.

The Company’s operations in Argentina are subject to frequent and unpredictable changes in tax rates, capital controls, and foreign exchange restrictions, which may restrict or affect the profitability of the Company’s operations.

The imposition and application of federal, provincial and other local taxation to which businesses located in Argentina are subject may change frequently and without notice. If any taxation authority takes a position or adopts an interpretation that differs from those adopted by the Company, the Company could become subject to unanticipated tax liabilities and cost increases, which could negatively affect its financial condition and results of operations.

For instance, in 2018, the government of Argentina introduced a decree imposing a temporary tax on all exports from Argentina. The tax was introduced as an emergency measure due to the significant devaluation of the Argentinean peso during 2018. In December 2019, the government of Argentina approved a law delaying a scheduled corporate tax rate decrease from 30% to 25% to the end of 2020, following which the government submitted a bill in order to maintain the 30% rate until the end of 2021 and to extend the temporary export tax introduced in September 2018 to the end of 2021. Furthermore, the decree suspended the increase in the dividend withholding tax from 7% to 13% until January 2021. In June 2021, the National Government passed an amendment to the corporate income tax rate, increasing it from a flat rate of 25% to a progressive scale, with a maximum rate of 35% for certain types of companies.

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Changes in taxes, capital controls, and foreign exchange regulations in Argentina and the other jurisdictions in which the Company operates are beyond the Company’s control. Increased tax rates, or the imposition of stricter capital controls or foreign exchange regulations, could increase the operating costs at the Company’s Data Centers, prevent or restrict development and production at new or contemplated data centers and constrain the Company’s ability to receive distributions from its subsidiaries in those jurisdictions.

Hazards Associated with the Operation of Power Generation Facilities, High-voltage Electricity Transmission and Industrial Operations.

The operations of the Company are subject to typical hazards associated with power generation, high-voltage electricity transmission and the supply of utilities to the Data Centers of the Company at an industrial scale. In particular, power generation involves hazardous activities, including acquiring, transporting and unloading fuel and operating large pieces of equipment. In addition to natural risks such as earthquakes, flood, lightning, hurricane and wind, other human-made hazards, such as nuclear accidents, dam failure, gas or other explosions, mine area collapses, fire, structural collapse, machinery failure and other dangerous incidents are inherent risks in the Company’s operations. These and other hazards can cause significant personal injury or loss of life, severe damage to and destruction of property, plant, equipment, and transmission lines, contamination of, or damage to, the environment and suspension of operations.

Further, the Company’s employees and contractors work in, and the general public may be exposed to, potentially dangerous environments at or near certain of the Company’s operations. As a result, employees, contractors, and the general public are at risk for serious injury, including loss of life.

The occurrence of any one of these events may result in the Company being named as a defendant in lawsuits asserting claims for substantial damages, including for environmental cleanup costs, personal injury and property damage and fines and/or penalties. The Company maintains an amount of insurance protection that the Company considers adequate, but the Company cannot provide any assurance that its insurance will be sufficient or effective under all circumstances and against all hazards or liabilities to which the Company may be subject and, even if the Company does have insurance coverage for a particular circumstance, the Company may be subject to a large deductible and maximum cap. A successful claim for which the Company is not fully insured could hurt its financial results and materially harm its financial condition. Further, due to rising insurance costs and changes in the insurance markets, the Company cannot provide any assurance that its insurance coverage will continue to be available at all or at rates or on terms similar to those presently available. Any losses not covered by insurance could have a material adverse effect on the Company’s financial condition, results of operations or cash flows.

Increases in Commodity Prices or Reductions in the Availability of Such Commodities.

The Company uses and intends to continue using certain commodities in its current and future cryptocurrency Mining operations, including hydro-electricity, coal refuse, and natural gas. Unexpected, sudden or prolonged price increases in those commodities, whether as a result of geopolitical events, natural disasters or otherwise, have caused and, in the future, may cause a reduction in the Company’s profits where beneficial fixed-priced contracts do not exist or unfavorable fixed-price contracts cannot be modified. There also may be curtailment in electricity or natural gas supply. In particular, recent geopolitical events have had an inflationary effect on the cost of natural gas, the duration and future magnitude of which are difficult to predict given the fluidity of the military conflict, the novelty of sanctions against Russia and the possibility of yet harsher sanctions as well as other related developments. The realization or continuation of any of the foregoing risks with respect to commodity prices could increase the Company’s operating costs, reduce its profitability and, depending upon the duration and extent of the impact, have a material adverse effect on its financial condition.

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Future Profits/Losses and Production Revenues/Expenses.

Further development and acquisitions of data centers, and the ongoing operation of the Company’s existing data centers, will require additional capital to fund expenses. The Company’s operating expenses and capital expenditures may also increase in future years as it adds consultants, personnel and equipment associated with the maintenance of its data centers and any other data centers the Company may acquire or develop, potentially leading to a decrease in the Company’s profits if its revenues do not increase correspondingly. The Company may not be successful in obtaining the required financing for these or other purposes, including for general working capital.

Natural or man-made events may cause power production to fall below expectations.

The Company’s electricity generation depends upon its ability to maintain the working order of its coal refuse power generation facility. A natural or man-made disaster, severe weather such as snow and ice storms, or accident could impede the Company’s ability to access the coal refuse that is necessary for its plant to operate, damage its transmission line preventing the Company from distributing power to the PJM grid and its Miners or require the Company to shut down its plant or related equipment, services and facilities. To the extent the Company experiences a prolonged interruption at its plant or a transmission outage due to natural or man-made events, the Company’s electricity generation levels could materially decrease. The Company may also incur significant repair and clean-up costs associated with these events. The effect of the failure of the plant to operate as planned as described above could have a material adverse effect on the Company’s business, financial condition and results of operations.

The Company may not be able to operate the power generation facility as planned, which may increase its expenses and decrease its revenues and have an adverse effect on its financial performance.

The Company’s operation of the power generation facility, information technology systems and other assets and conduct of other activities subjects the Company to a variety of risks, including the breakdown or failure of equipment, plant downtimes and related maintenance costs, accidents, security breaches, viruses or outages affecting information technology systems, labor disputes, obsolescence, delivery/transportation problems and disruptions of fuel supply and performance below expected levels. These events may impact the Company’s ability to conduct its businesses efficiently and lead to increased or unexpected costs, expenses or losses. Planned and unplanned outages at the Company’s power generation facilities may require the Company to purchase power at then-current market prices to satisfy its commitments or, alternatively, pay penalties and damages for failure to satisfy them. Having to purchase power at then-market rates could also have a negative impact on the cost structure of certain of the Company’s compute power operations dedicated to mining.

Although the Company maintains customary insurance coverage for certain of these risks, no assurance can be given that such insurance coverage will be sufficient to compensate the Company fully in the event losses occur and no assurance can be given that such insurance coverage will be maintained.

The Company is exploring using its beneficial ash to capture carbon, but there is no assurance that it will be able to monetize such opportunities.

The Company produces beneficial ash, as a byproduct of the combustion process in its two plants. Bitfarms is exploring opportunities in carbon capture to see if its beneficial ash can capture CO2 from ambient air. Bitfarms is in the early stages of installing direct air capture pilot units at its Scrubgrass Plant, following prior lab-controlled testing by a third-party. The Company does not have sufficient data from its pilot unit to determine the amount of CO2 that can be captured. The Company expects to incur additional costs and expenses with establishing and running its pilot program, and if the Company ultimately decides to expand the program, such costs and expenses may be material. The Company is also exploring opportunities to monetize its carbon capture process, including sales of carbon credits in the private market or applying for certain tax credits. However, the pilot program is in its early stages, and the Company cannot make any assurances as to how successful the program may be.

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The Company’s contemplated carbon capture program is anticipated to be cash flow negative for the foreseeable future as the Company builds out the necessary infrastructure.

Such project could comprise a meaningful share of the Company’s cash flow. The Company is not expecting to generate meaningful revenues from its contemplated carbon capture program until, at the earliest, late 2025 or 2026. In the interim, the Company will be incurring costs for the testing and development of the carbon capture infrastructure, including to see, if successful, whether the process is replicable on a larger scale. Although Bitfarms believes that the program could be profitable over time, there are numerous risks and uncertainties that make its timing and quantification difficult to accurately predict. The financial impact of the Company expending capital on these activities before realizing cash flows could negatively impact the Company’s financial condition and operational results in future periods.

The Company’s inability to qualify for, obtain, monetize or otherwise benefit from Section 45Q tax credits could materially reduce its ability to develop carbon capture and sequestration projects and, as a result, may adversely impact its business, results of operations and financial condition.

The Company’s ability to successfully monetize its carbon capture program may depend on its ability to benefit from certain financial and tax incentives. In particular, on August 16, 2022, the Inflation Reduction Act (“IRA”) was enacted in the United States, which, among other things, expanded opportunities to earn tax credits provided under Section 45Q of the Internal Revenue Code of 1986, as amended (the “Code” and such credits, “Section 45Q tax credits”), which generally provides a tax credit for qualified CO2 that is captured using carbon capture equipment and disposed of in secure geological storage or utilized in a manner that satisfies a series of regulatory requirements. The availability or nature of any additional future guidance with respect to the Section 45Q tax credit, and the potential for any other legislative or regulatory changes, is not fully known and the tax law is subject to change and to regulatory guidance which may be unfavorable for the Company. The Company is exploring whether its carbon capture initiatives are eligible to qualify for Section 45Q tax credits. The earliest the Company would be in position to qualify for Section 45Q tax credits is 2025, or more likely, in 2026, if the Company is able to qualify for Section 45Q tax credits at all. Qualification for Section 45Q tax credits requires satisfaction of the applicable statutory and regulatory requirements, including, for example, that the Company use carbon capture equipment to capture qualified CO2 and that the Company physically or contractually ensures the disposal of the qualified CO2 in secure geological storage or, if the Company pursues the CO2 utilization credit under Section 45Q of the Code, that it utilizes the qualified CO2, and that such utilization is characterized and verified by a lifecycle analysis. The amount of Section 45Q tax credits from which the Company may benefit is dependent upon, among other things, its ability to satisfy certain wage and apprenticeship requirements, which the Company cannot assure you that it will satisfy. The Company cannot make any assurances that it will be successful in satisfying such requirements or otherwise qualifying for or obtaining the Section 45Q tax credits currently available or that it will be able to effectively benefit from such tax credits.

The Bitfarms management team has limited experience with carbon capture programs and initiatives.

Members of the Bitfarms management team have limited experience with carbon capture programs, initiatives, and the related and required infrastructure to develop such programs or initiatives. The Bitfarms management team may not successfully or efficiently manage the Company’s carbon capture programs or initiatives. These new obligations to potentially develop and manage the Company’s carbon capture programs and initiatives will require significant attention from the Bitfarms management team and other employees and could divert their attention away from the day-to-day management of other aspects of the business, which could adversely affect the Company’s business and financial performance.

The Company is dependent on third parties, including consultants, contractors and suppliers, to develop and advance its carbon capture program and initiatives, and failure to properly manage these relationships, or the failure of these consultants, contractors and suppliers to perform as expected, could have a material adverse effect on the Company’s business, prospects or operations.

The Company currently relies on third-party consultants, contractors and suppliers to assist with the development of its carbon capture program and initiatives. The Company has no assurance that business interruptions will not occur as a result of the failure by these or consultants, contractors or suppliers to perform as expected. The Company cannot ensure that its consultants, contractors or suppliers will continue to perform services to its satisfaction or on commercially reasonable terms. The recent increased demand for carbon capture components and services may limit the supply of components that brokers may source for the Company. The Company’s consultants, contractors or suppliers may also decline the Company’s orders to fulfill those of the Company’s competitors, putting the Company at competitive harm.

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Further, resource constraints or regulatory actions could also impact the Company’s ability to obtain and receive components needed to advance its carbon capture program and initiatives. If the Company’s consultants, contractors or suppliers are not able to provide the agreed services at the level of quality and quantity Bitfarms requires, the Company may not be able to replace such consultants, contractors and suppliers in a timely manner. Any delays, interruption or increased costs could have a material adverse effect on the Company’s business, prospects or operations.

Data Center Developments.

The continued development of existing and planned Data Centers is subject to risks that may cause such development plans to be delayed or otherwise adversely affected, including factors beyond the Company’s control such as delays in the delivery or installation of equipment by suppliers, difficulties in integrating new equipment into existing infrastructure, shortages in materials or labour, defects in design or construction, diversion of Management resources, insufficient funding, or other resource constraints. Actual costs for development may also exceed the Company’s planned budget. Delays, cost overruns, changes in market circumstances and other factors may result in different outcomes than those intended. If any development projects are delayed or more expensive than contemplated, the Company’s operations may be adversely impacted, and the Company may not realize, or may be delayed in realizing, the benefits of such projects. See Note 7 - Expansion Projects, for a discussion of the status of the Company’s various development efforts, including, in particular, in Argentina and Paraguay.

The success of the Company’s hosting business depends in large part on the Company’s ability to attract customers in a profitable manner.

The success of the Company’s hosting business depends in large part on the Company’s ability to earn BTC and to attract customers in a profitable manner, which the Company may not be able to do if:

●	there is a reduction in the demand for BTC causing the price of BTC to fall and the demand for the Company’s hosted Mining solutions to be negatively impacted, reducing the Company’s revenue;
●	high energy costs, supply chain disruptions or government regulation compliance costs increase Mining costs and reduce revenue and profitability;
●	the Company fails to provide competitive hosting terms or effectively market them to potential customers;
●	the Company provides hosting services that are deemed by existing and potential customers or suppliers to be inferior to those of the Company’s competitors, or that fail to meet customers’ or suppliers’ ongoing and evolving program qualification standards, based on a range of factors, including available power, preferred design features, security considerations and connectivity;
●	the Company fails to successfully communicate the benefits of its services to potential customers;
●	the Company is unable to provide services that its existing and potential customers desire; or
●	either the Company or its customers are unable to secure an adequate supply of new generation digital asset Mining equipment to host with the Company.

The Company generates a meaningful share of its hosting revenue from a small number of customers, and the loss of, or a significant decrease in business from, a number of these customers and/or a failure to attract new customers could have a material adverse effect on the Company’s business, financial condition, and results of operations.

To date, the Company has generated a significant share of its hosting revenue from a small number of customers. Any failure to meet customer expectations could result in the cancellation or non-renewal of hosting contracts and loss of associated revenue. Any event leading to the early termination of a hosting contract, including, but not limited to, customer bankruptcy or force majeure events that disrupt facility operations or damage customer Miners, could result in the loss of revenue associated with those contracts. If the Company were unable to offset lost revenue by refilling vacant capacity with other Miners in the case of hosting customer churn or by repossessing Miners in the case of hosting customer default, it could have a material adverse effect on the Company’s business, financial condition, and results of operations.

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Share Price Fluctuations.

The market price of the Company’s common shares fluctuates significantly in response to several factors, most of which the Company cannot control and many of which have not necessarily been related to the operating performance, underlying asset values or prospects of the Company. The market price of the Company’s common shares ranged from $1.49 to $3.61 on Nasdaq and CAD$2.13 to CAD$4.86 on the Toronto Stock Exchange from January 1, 2024, to December 31, 2024. Refer to “Valuation and Price Volatility of Cryptocurrencies and Mining Equipment” above for more details. Other factors that may impact the trading price of the Company’s common shares include, but are not limited to:

●	volatility in the price of Bitcoin;
●	actual or anticipated fluctuations in the Company’s results of operations and/or future prospects;
●	recommendations by securities research analysts;
●	changes in the economic performance or market valuations of companies in the industry in which the Company operates;
●	addition to or departure of the Company’s executive officers, directors, and/or other key personnel;
●	additional sales or perceived sales of the Company’s common shares;
●	operating and financial performance that vary from the expectations of management, securities analysts, and investors;
●	regulatory changes affecting the Company’s industry generally and its business and operations;
●	announcements of developments and other material events by the Company or its competitors;
●	fluctuations to the costs of vital products and services used by the Company in its business;
●	changes in global financial markets, global economies, and/or general market conditions, such as interest rates;
●	significant acquisitions or business combinations, strategic partnerships, joint ventures, or capital commitments by or involving the Company or its competitors;
●	litigation or regulatory action against the Company;
●	news reports, investor speculation, social media, chat rooms, and other methods of information dissemination concerning trends, concerns, technological, or competitive developments, regulatory matters, and other related issues in the Company’s industry or target markets;
●	the level of short interest in the Company’s stock; and
●	current and future global economic, political, and social conditions.

In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation has often been brought against that company. The Company may become the subject of such litigation in the future, which litigation may be expensive to defend and may divert Management’s attention and resources from the operation of the Company’s business.

In addition, the Company must comply with the continued listing requirements of the Toronto Stock Exchange, Nasdaq or any other securities exchange on which its securities are listed in the future to avoid its securities being delisted. A delisting from the Toronto Stock Exchange and/or Nasdaq would result in the Company’s common shares being eligible for quotation on the over-the-counter (OTC) market. The OTC’s lower trading volumes, transaction delays and reduced security analyst and news media coverage could contribute to lower prices and larger spreads in the bid and ask prices for the Company’s common shares.

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Future Capital Needs, Uncertainty of Additional Financing and Dilution.

As of December 31, 2024, the Company had cash of $59.6 million, compared to $84.0 million as of December 31, 2023. The Company expects to continue to depend upon selling BTC earned and in treasury and utilizing short-term debt, long-term debt and equity instruments to fund its ongoing expansion activities, operating expenses and debt service requirements. In connection with the Stronghold Transaction, the Company issued 59,866,852 common shares, and may, in its sole discretion, as part of future offerings, issue additional common shares and/or securities convertible into or exercisable for common shares from time to time subject to the rules of any applicable stock exchange on which the common shares are then listed and applicable securities law. The Company expects that it will need to raise additional capital in the future to fund more rapid expansion, respond to competitive pressures, acquire complementary businesses or technologies or take advantage of unanticipated opportunities, and it may seek to do so through public or private financing, strategic relationships or other arrangements. The ability of the Company to secure any required financing will depend in part upon prevailing capital market conditions and business success. There can be no assurance that the Company will be successful in its efforts to secure any additional financing on terms satisfactory to Management or at all. Even if such funding is available, the Company cannot predict the size of future issues of common shares or securities convertible into common shares or the effect, if any, that future issues and sales of common shares will have on the price of the Company’s common shares.

If the Company raises additional capital through the issuance of equity securities, the percentage ownership of the Company’s existing shareholders may be reduced, and such existing shareholders may experience additional dilution in net book value per share. Any such newly issued equity securities may also have rights, preferences or privileges senior to those of the holders of the common shares. If additional funds are raised through the incurrence of indebtedness, such indebtedness may involve restrictive covenants that impair the ability of the Company to pursue its growth strategy and other aspects of its business plan, expose the Company to greater interest rate risk and volatility, require the Company to dedicate a substantial portion of its cash flow from operations to payments on its indebtedness, thereby reducing the availability of its cash flow to fund working capital and capital expenditures, increase the Company’s vulnerability to general adverse economic and industry conditions, place the Company at a competitive disadvantage compared to its competitors that have less debt, limit the Company’s ability to borrow additional funds, and otherwise subject the Company to the risks discussed under “Indebtedness” below and heighten the possible effects of the other risks discussed in these risk factors. In connection with any such future capital raising transaction, whether involving the issuance of equity securities or the incurrence of indebtedness, the Company may be required to accept terms that restrict its ability to raise additional capital for a period of time, which may limit or prevent the Company from raising capital at times when it would otherwise be opportunistic to do so.

If adequate funds are not available on acceptable terms or at all, the Company may be unable to develop or enhance its business, take advantage of future opportunities or respond to competitive pressures, any of which could have a material adverse effect on the Company’s business, financial condition and operating results.

Indebtedness.

The Company is party to various arrangements with short-term lenders as described in more detail in this AIF, and the Company may become party to additional debt financing arrangements in the future. The Company’s ability to generate and maintain a level of cash flows from operating activities to make scheduled payments on any debt obligations, or to refinance its debt obligations, will depend on, among other things, its future financial and operating performance, which is subject to prevailing economic and competitive conditions, and to various financial, business, regulatory and other factors, some of which are beyond the Company’s control. If the Company is unable to fulfill its debt service obligations, it may be forced to reduce or delay capital expenditure or sell assets, seek additional capital or seek to restructure or refinance its indebtedness. Further, any such indebtedness may impair the Company’s ability to obtain additional financing for working capital, capital expenditures, debt service requirements, restructuring, acquisitions or general corporate purposes.

In addition, any agreements governing the Company’s debt obligations may contain financial covenants and covenants that restrict the Company’s and its subsidiaries’ ability to:

●	incur additional indebtedness or issue equity securities;
●	create liens on the Company’s assets;

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●	pay dividends or make other equity distributions;
●	repurchase the Company’s equity securities;
●	make certain investments;
●	sell assets; and
●	consolidate, merge, sell or otherwise dispose of all or substantially all the Company’s assets.

As a result of any such restrictive covenants, the Company could be limited in the manner in which it conducts its business, and it may be unable to engage in favorable business activities or finance future operations or capital needs. In addition, debt instruments may contain affirmative covenant obligations (e.g., debt to equity ratios, EBITDA requirements, etc.) that may constrain the Company’s financing opportunities and business activities. Any violation by the Company of any of such restrictive or affirmative covenants or failure by the Company to meet payment obligations (as was the case in early 2023 in respect of the Company’s strategic decision to delay the making of principal and interest payments on its previously outstanding loan from BlockFi) could provide the lender with the ability to accelerate the maturity of the indebtedness and exercise a variety of remedies, including foreclosing on any collateral securing the debt. The occurrence of any such violation by the Company and the exercise by its lenders of remedies with respect to any such violation could have a material adverse effect on the Company’s business, financial condition and results of operations.

Hedges.

The Company actively engages in hedging practices with respect to its cryptocurrency holdings to lessen the impact of BTC volatility on the Company’s results of operations and financial condition and to optimize cryptocurrency monetization. Although the Company undertakes hedging activities on a risk adjusted basis, there can be no certainty that such activities will be profitable, and these activities could result in significant losses.

In addition, hedging practices involve transactions with third parties. Any settlement delay or failure, security breach, incurred cost or loss of digital assets associated with the use of a counterparty could materially and adversely affect the execution of hedging strategies and result in significant losses. Although the Company maintains rigorous controls on the implementation and monitoring of hedging strategies, including its involvement with counterparties, there can be no assurance that such controls will be effective or timely or sufficient in operation to avoid or even reduce losses.

Global Financial Conditions.

Global financial conditions over the last few years have been characterized by volatility, which has contributed to the bankruptcy of several financial institutions in the United States or the rescue thereof by governmental authorities. The continuation of such adverse economic conditions and other related factors may affect the ability of the Company to obtain equity or debt financing in the future on terms favorable to it, or at all, and may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. If such levels of volatility and market turmoil continue, the financial condition of the Company may suffer and the price of the Company’s common shares may be adversely affected.

The Company currently engages in hedging practices with respect to its cryptocurrency holdings to lessen the impact of BTC volatility, and, in the future, the Company may enter into additional hedging transactions to mitigate its exposure to aspects of the economy or specific economic conditions that are particularly volatile, such as interest rates. Although hedging is expected to reduce the impact of these aforementioned risks, entering into hedging transactions may expose the Company to risks associated with such transactions. Hedging against a decline in the values of the Company’s assets caused by interest rate risk or volatile BTC market prices does not eliminate the possibility of fluctuations in the values of such positions or prevent losses if the values of such positions decline for other reasons.

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Such hedging transactions may also limit the opportunity for gain if the values of the portfolio investments should increase. Moreover, it may not be possible to hedge against a particular fluctuation that is so generally anticipated by the markets that a hedging transaction at an acceptable price is unavailable. In light of these and other factors, the Company may not be successful in mitigating its exposure to volatile economic conditions through any hedging transactions it undertakes.

Employee Retention and Growth.

The Company depends on a number of key employees including, in particular, the members of the Company’s Management, the departure, death, disability or other extended loss of services of any of whom, particularly with little or no notice, could cause delays on projects, frustrate the Company’s growth prospects and have an adverse impact on the Company’s industry relationships, project exploration and development programs, other aspects of its business and its financial condition, results of operations, cash flow and prospects. The Company has not historically purchased, and, in the future, does not expect to purchase, key person insurance on such individuals, which insurance would provide the Company with insurance proceeds in the event of their death.

The growth and development of the business of the Company also depends on its ability to attract and retain highly qualified management and Mining personnel while maintaining its corporate culture and technical standards. The Company faces competition for personnel from other employers. If the Company is unable to attract or retain qualified personnel as required, it may not be able to adequately manage and implement its business plan. There can be no assurance that the Company will be able to manage such growth effectively or that its Management, personnel or systems will be adequate to support the Company’s operations.

Noise Pollution and Community Opposition.

The Company’s Mining operations involve the use of a large number of high-powered Miners and cooling systems that generate significant noise. This noise can pose several risks to the Company’s business including community complaints, reputational damage, litigation risk, regulatory risk, operational constraints, increased costs and opposition to expansion. These risks could lead to fines or penalties imposed by local governments, requirements to implement costly noise mitigation measures, restrictions on the Company’s operating hours, reduction of scale of the Company’s operations, stricter noise controls regulations on the Company’s operations, potential shutdown of data centers that cannot meet local noise regulations, damages resulting from lawsuits and difficulty obtaining necessary permits and approvals for expanding existing data centers or establishing new site operations. While the Company strives to be a good corporate citizen and mitigate noise impacts where possible, the inherently noisy nature of large-scale cryptocurrency Mining operations presents ongoing risks to the Company’s business that may negatively affect its financial condition and results of operations.

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Land reclamation requirements may be burdensome and expensive.

The Company operates in partnership with the PADEP and local environmental authorities to reclaim coal refuse piles. Reclamation may include requirements to control dispersion of potentially deleterious effluents, treat ground and surface water to drinking water standards and reasonably re-establish pre-disturbance landforms and vegetation. To carry out reclamation obligations, the Company must allocate financial resources that might otherwise be spent on implementing the Company’s business plan. If the costs associated with the Company’s reclamation work are higher than anticipated, the Company’s financial position could be adversely affected.

Changes in tax credits related to coal refuse power generation could have a material adverse effect on the Company’s business, financial condition, results of operations and future development efforts.

The profitability of the Company’s operations at Scrubgrass and Panther Creek depends, in part, on the continued availability of state renewable energy tax credits offered by the Commonwealth of Pennsylvania, US through programs such as the one established under The Alternative Energy Portfolio Standards Act of 2004 or the Coal Refuse Energy and Reclamation Tax Credit Program established by Act 84 of July 13, 2016. These tax credit programs could be changed or eliminated as a result of state budget considerations or otherwise. Reduction or elimination of such credits could materially and adversely harm the Company’s business, financial condition, results of operations and future development efforts.

The combustion of coal refuse at the Company’s Scrubgrass and Panther Creek power generating facilities is subject to environmental, safety and energy transition risks that could result in significant liabilities and adversely impact the Company’s business, financial condition and results of operations.

The Company’s operations and use of coal refuse as feedstock at its power generating facilities, including the combustion, storage, and transportation of coal refuse, present a series of environmental and human health and safety risks. Such risks, including the accidental release of coal refuse and other materials into the environment, among others, may not be fully avoidable and could cause the Company to incur significant clean-up costs and liabilities. The Company may not be able to recover some or any of these costs from insurance. The Company’s combustion of coal refuse is also subject to stringent federal, state and local laws and regulations governing air and water quality, hazardous and solid waste disposal and other environmental matters. Compliance with these requirements requires significant expenditures for the installation, maintenance and operation of pollution control equipment, monitoring systems and other equipment or facilities. Any policy initiatives or directives, either at the federal or state level, limiting the Company’s ability to use coal refuse as feedstock at its Scrubgrass and Panther Creek power generating facilities could adversely impact the Company’s operations and potentially reduce the extent of the Company’s business, any of which could have a material adverse effect on the Company’s business, results of operations and financial condition.

The availability and cost of emission allowances due to the cost of coal refuse could adversely impact the Company’s costs of operations.

The Company is required to maintain, through either allocations or purchases, sufficient emission allowances for sulfur dioxide, CO2 and NOx to support the Company’s operations in the ordinary course of operating its power generation facilities. These allowances are used to meet the obligations imposed on the Company by various applicable environmental laws. If the Company’s operational needs require more than its allocated allowances, the Company may be forced to purchase such allowances on the open market, which could be costly. If the Company is unable to maintain sufficient emission allowances to match its operational needs, the Company may have to curtail its operations so as not to exceed its available emission allowances or install costly new emission controls. As the Company uses the emission allowances that it has purchased on the open market, costs associated with such purchases will be recognized as operating expense. If such allowances are available for purchase, but only at significantly higher prices, the purchase of such allowances could materially increase the Company’s costs of operations in the affected markets.

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Environmental Regulations and Environmental Liability.

The Company is subject to extensive environmental regulation by governmental authorities, including the US and Canadian federal, state, and provincial environmental agencies and attorneys general. The Company’s operations may be subject to foreign, federal, state, provincial, and local laws and regulations, related to air and water quality, hazardous and solid waste disposal, and other environmental matters. The Company may incur significant additional costs beyond those currently contemplated to comply with these regulatory requirements. If the Company fails to comply with these regulatory requirements, the Company could be forced to reduce or discontinue operations or become subject to administrative, civil, or criminal liabilities and fines. Existing environmental regulations could be revised or reinterpreted, new laws and regulations could be adopted or become applicable to the Company or its facilities, and future changes in environmental laws and regulations could occur, including potential regulatory and enforcement developments related to air emissions, all of which could result in significant additional costs beyond those currently contemplated to comply with existing requirements. Any of the foregoing could have a material adverse effect on the Company’s business.

The threat of climate change continues to attract considerable attention in the United States and foreign countries and, as a result, the Company’s operations are subject to regulatory, political, litigation and financial risks associated with the use of fossil fuels, including coal refuse, and emission of GHGs. New or amended legislation, executive actions, regulations or other regulatory initiatives pertaining to GHG emissions and climate change could result in the imposition of more stringent standards and could result in increased compliance costs or costs of operations.

Failure to comply with such requirements could result in the shutdown of a non-complying facility, the imposition of liens, fines, and/or civil or criminal liability and/or costly litigation before the agencies and/or in state of federal court. Additionally, political, financial and litigation risks may result in the Company restricting, delaying or canceling the extent of its business activities, incurring liability for infrastructure damages as a result of climatic changes, or impairing the ability to continue to operate in an economic manner. The regulatory environment has undergone significant changes in the last several years due to state and federal policies affecting wholesale competition and the creation of incentives for the addition of large amounts of new renewable generation and, in some cases, transmission. Fuel conservation measures, alternative fuel requirements and increasing consumer demand for alternative energy sources (such as Pennsylvania’s Tier I Alternative Energy Sources, including solar photovoltaic energy, wind power, and low-impact hydropower) that do not generally have the adverse environmental impact or regulatory scrutiny associated with the combustion of coal or other fossil fuels could also reduce demand for coal refuse power generation facility activities. The occurrence of one or more of these developments could have a material adverse effect on the Company’s business, financial condition and results of operations.

Furthermore, crypto asset Mining has become subject to increased scrutiny regarding its energy consumption and impact on global emissions. In the future, the EPA or other regulatory authorities may propose and finalize additional regulatory actions that may adversely affect the Company’s facilities, including its Scrubgrass and Panther Creek power generation facilities, or the Company’s ability to cost-effectively develop any new generation facilities.

Various environmental activist groups and non-governmental organizations have also lobbied for emissions and energy use monitoring and reporting requirements for crypto asset Mining companies or even more extensive regulation of the crypto asset Mining sector. These efforts have the potential to lead to increased regulatory burdens on the Company’s Mining operations and cause the Company reputational harm by highlighting crypto asset Mining’s impact, however proportionate or disproportionate compared to other economic sectors, on global emissions. The Company is unable to predict whether currently proposed legislation or regulatory initiatives will be implemented, but any action by the jurisdictions in which the Company operates to restrict, limit, condition, or otherwise regulate its power production or crypto asset Mining operations, as part of a climate change or energy transition policy initiative or otherwise, could adversely affect the Company’s business, financial condition, and results of operations.

The Company ceased to qualify as an “emerging growth company” as of December 31, 2024, and is required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act.

Bitfarms was previously an “emerging growth company” as defined in the Jumpstart our Business Startups Act of 2012 and was able to take advantage of certain exemptions and relief from various reporting requirements that are applicable to other public companies that are not emerging growth companies. As an emerging growth company, Bitfarms was not required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). However, Bitfarms ceased to qualify as an emerging growth company as of December 31, 2024.

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As Bitfarms no longer qualifies as an emerging growth company, the exemption from the auditor attestation report requirements under Section 404(b) of the Sarbanes-Oxley Act no longer applies. Recent testing by Bitfarms conducted in connection with Section 404(b) of the Sarbanes-Oxley Act revealed a material weakness in its internal controls with respect to accounting for digital asset sales and warrants, which led to a restatement of the fiscal years ended December 31, 2023 and 2022 and the related management’s discussion and analysis for the year ended December 31, 2023, as well as the unaudited interim condensed consolidated financial statements as at September 30, 2024 and for the three and nine months ended September 30, 2024 and 2023. Subsequent testing by Bitfarms’ independent registered public accounting firm conducted in connection with Section 404(b) of the Sarbanes-Oxley Act, may reveal further deficiencies in Bitfarms’ internal control over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to Bitfarms’ financial statements or identify other areas for further attention or improvement. Any material weaknesses in internal controls could cause investors to lose confidence in Bitfarms’ reported financial information, which could have a negative effect on the trading price of Bitfarms common shares. In addition, preparation of the auditor’s attestation report and the cost of compliance with reporting requirements that Bitfarms has not previously implemented have increased, and will continue to increase, Bitfarms’ expenses and require significant management time, and investors may find Bitfarms common shares less attractive because of the additional compliance costs, which could have a negative impact on the trading price of Bitfarms common shares.

The Company’s business could be negatively impacted by unsolicited investor interest, takeover proposals, shareholder activism or proxy contests relating to the election of directors.

On April 22, 2024, Bitfarms received an unsolicited proposal from Riot to acquire 100% of the issued and outstanding common shares of Bitfarms (the “Unsolicited Proposal”). A special committee of the Board, consisting solely of independent directors (the “Bitfarms Special Committee”), considered the Unsolicited Proposal and determined it significantly undervalued Bitfarms and its growth prospects. On June 24, 2024, the Unsolicited Proposal was withdrawn; however, Riot requisitioned a special meeting of Bitfarms shareholders (the “Bitfarms Special Meeting”) for the purpose of replacing a majority of the Board with three of its nominees and initiated a hearing before the Capital Markets Tribunal of the Ontario Securities Commission. On September 3, 2024, Riot amended its requisition, instead seeking to replace two members of the Board with two of its nominees at the Bitfarms Special Meeting and also threatened litigation.

On September 23, 2024, Bitfarms entered into a settlement agreement (the “Settlement Agreement”) with Riot, pursuant to which, among other things, Riot agreed to withdraw its June 24, 2024 requisition and to accept customary standstill provisions through Bitfarms’ 2026 annual meeting, subject to certain exceptions, and Bitfarms agreed to make certain changes to its Board, including the resignation of an existing director, the appointment of a nominee of the investor to the Board and the governance and nominating and compensation committees of the Board, and to seek approval from the Bitfarms shareholders at the Bitfarms Special Meeting to, among other things, expand the Board from five to six members and elect an independent director nominated by the Board to serve as the sixth member of the Board. Bitfarms also provided Riot with certain rights (subject to certain exceptions) to purchase shares of Bitfarms, provided the investor holds 15% or more of the outstanding Bitfarms common shares.

The events surrounding the Unsolicited Proposal, Bitfarms Special Meeting, Settlement Agreement and related circumstances and Bitfarms’ responses thereto required significant time and attention by Bitfarms’ management team and Board and required Bitfarms to incur significant legal and advisory fees and expenses. In the future, similar actions taken by third parties, including unsolicited takeover proposals, the initiation of proxy contests and litigation by adverse parties could disrupt Bitfarms’ business, distract Bitfarms from efforts to improve its business, cause Bitfarms to incur substantial additional expenses, create perceived uncertainties as to Bitfarms’ future direction and result in significant fluctuations in the price of Bitfarms common shares, all of which could harm Bitfarms’ business and materially and adversely affect its results of operations.

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Significant costs and demands upon Management and accounting and finance resources as a result of complying with the laws and regulations affecting public companies.

As a public company, the Company incurs significant administrative, legal, accounting and other burdens and expenses beyond those of a private company, including public company reporting obligations and Toronto Stock Exchange and Nasdaq listing requirements. In particular, the Company has needed, and continues to need, to enhance and supplement its internal accounting resources with additional accounting and finance personnel with the requisite technical and public company experience and expertise to enable the Company to satisfy such reporting obligations.

Expense and impact of restatement of the Company’s historical financial statements.

Bitfarms determined that the consolidated financial statements as at and for the fiscal years ended December 31, 2023 and 2022 and the related management’s discussion and analysis for the year ended December 31, 2023, as well as the unaudited interim condensed consolidated financial statements as at September 30, 2024 and for the three and nine months ended September 30, 2024 and 2023 and the related management’s discussion and analysis for the three and nine months ended September 30, 2024, should be restated (the “Restatement”) in response to the SEC staff’s comments and to: (a) correct a material error in the statement of cash flows by reclassifying proceeds from the sales of digital assets from cash flows from operations to cash flows from investing activities; and (b) correct errors identified in the Company’s accounting for the 2023 exercises of warrants issued in connection with a private placement financing in 2023, resulting in an increase in the share capital and net financial expenses. For more information, see Section Management’s Report on Internal Controls over Financial Reporting to the Financial Statements. It is difficult to predict all of the ramifications to the Company from the Restatement. The restatement process was time and resource-intensive and involved substantial attention from management and significant costs and expenses, including for professional advisors assisting with the Restatement.

Although the Restatement is now completed, it is possible that the Company will receive future inquiries from the SEC, Canadian securities regulators, TSX and/or Nasdaq regarding the Financial Statements, MD&A or related matters, which could consume a significant amount of resources and could cause shareholders, investors and business partners to lose confidence in the accuracy and completeness of the Company’s financial statements, which may cause the market price of the Company’s common shares to decline. Moreover, many companies that have been required to restate their historical financial statements have experienced volatility in stock prices and declines in stock prices and shareholder lawsuits, which can be expensive to defend and divert Management attention and resources. The Company may suffer similar consequences as a result of the Restatement.

Lack of Comprehensive Accounting Guidance for Cryptocurrencies under IFRS Accounting Standards.

Because there has been limited precedent set and a lack of specific accounting guidance for cryptocurrencies under certain applicable accounting standards, including, among other things, revenue recognition, it is unclear how BTC miners (in particular, non-U.S. companies like the Company that utilize IFRS Accounting Standards) may be required to account for cryptocurrency operations, transactions and assets and related revenue recognition. A change in regulatory or financial accounting standards, or interpretations thereof by the SEC, particularly as they relate to the Company and the financial accounting of its BTC-related operations, could result in changes in the Company’s accounting policies. Further, unlike in the case of U.S. generally accepted accounting principles where the Financial Accounting Standards Board has recently issued ASU 2023-08, which addresses the accounting and disclosure requirements for certain crypto assets, no similar guidance has yet been issued in respect of IFRS Accounting Standards.

In addition, the accounting policies of many BTC Mining companies are being subjected to heightened scrutiny by regulators and the public. More specifically, the Company had previously received comments from the staff of the SEC’s Division of Corporation Finance Office of Crypto Assets on the financial statements included in the Company’s annual reports on Form 40-F for the years ended December 31, 2022 and 2023 filed with the SEC, which comments focused on the accounting of the Company’s BTC-related operations.

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It is possible that, as a result of the SEC’s determinations as to the application of the relevant IFRS Accounting Standards, the Company could be obligated in the future to further restate historical financial statements. In connection with any such restatement, as well as the Restatement, the market price of the Company’s common shares could be adversely affected, and the Company could become subject to private litigation or to investigations or enforcement actions by the SEC or other regulatory authorities, all of which could require the Company’s expenditure of additional financial and management resources. Furthermore, any continued uncertainty with regard to financial accounting matters, particularly as they relate to the Company, the financial accounting of its BTC-related operations and the SEC comments the Company has previously received in respect of such matters, could negatively impact the Company’s business, prospects, financial condition and results of operations and its ability to raise capital on terms acceptable to the Company or at all.

Internal Control Material Weakness.

Under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings and Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), the Company is required to document and test its internal control procedures and prepare annual management assessments of the effectiveness of the Company’s internal control over financial reporting. The Company’s assessments must include disclosure of identified material weaknesses in its internal control over financial reporting. The Company’s independent registered public accounting firm must also attest to the effectiveness of the Company’s internal control over financial reporting. The existence of one or more material weaknesses could affect the accuracy and timing of the Company’s financial reporting. Testing and maintaining internal control over financial reporting involves significant costs and could divert management’s attention from other matters that are important to the Company’s business. Additionally, the Company may not be successful in remediating any deficiencies that may be identified.

Management identified a material weakness in the effectiveness of the Company’s ICFR for each of the years ended December 31, 2021, 2022, 2023 and 2024 related to controls over accounting for complex transactions. For more information, including a description of the remediation efforts that the Company believes are required to address the identified material weakness, refer to the “Disclosure Controls and Procedures” and “Internal Control over Financial Reporting” sections in this AIF. The Company cannot assure investors that the measures the Company has taken or, in the future, will take will in fact be sufficient to remediate the control deficiencies that led to the material weakness in its ICFR or that such measures will prevent or avoid potential future material weaknesses, and the Company’s current controls and any new controls that it develops may become inadequate because of changes in conditions in the Company’s business. Further, additional weaknesses in the Company’s ICFR may be discovered in the future.

If the Company is unable to remediate its material weakness or any future material weaknesses and otherwise implement and maintain effective ICFR, there may be material misstatements in the Company’s consolidated financial statements, the Company may be unable to comply with its reporting obligations on a timely basis, or the Company may fail to prevent or detect fraud. In any such case, the price of the Common Shares could be negatively impacted, and the Company could be unable to raise additional capital on terms acceptable to Management or at all. The lack of effective internal controls could thus materially adversely affect the Company’s financial condition and ability to implement the Company’s business plan.

Even if the Company were to conclude in the future that its ICFR provides reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS Accounting Standards, because of its inherent limitations, ICFR may not prevent or detect all instances of fraud or misstatements. Regardless of how well designed and operated a control system may be, it can only provide reasonable, not absolute, safeguards with respect to the reliability of financial reporting and financial statement preparation.

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Political and Regulatory Risk.

The Company’s primary properties and assets are subject to changes in political conditions and regulations within the Province of Quebec, Canada, the United States (including, in particular, the States of Washington and Pennsylvania), Paraguay and Argentina. Changes, if any, in Mining or investment policies or shifts in political attitude could adversely affect the Company’s operations or profitability. Operations have been and, in the future, may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on price controls, currency remittance, income taxes, consumption taxes, foreign investment, maintenance of claims, environmental matters, land use, electricity use and safety, as well as buying and selling cryptocurrency and other transactions involving cryptocurrency. See section 7b - Argentina Expansion, for a discussion of recent changes in the Argentine regulatory environment that have adversely affected, and are currently adversely affecting, the Company’s ability to pursue its expansion plans in Argentina. For example, cryptocurrency Mining involves considerable computing power, which is likely to increase. This computing power necessitates a high consumption of energy. Although a portion of the Company’s energy costs are determined and controlled by various regulators, there is no certainty that any relevant regulator will not raise energy tariffs, which may reduce the profitability of Mining cryptographic currencies.

In the future, Canada, the United States, Paraguay and/or Argentina may also curtail or outlaw the acquisition, use or redemption of cryptocurrencies. Governments may also take regulatory action that may increase the cost, and/or subject cryptocurrency companies to additional regulation or prohibit or severely restrict the right, to acquire, own, hold, sell, use or trade cryptocurrencies or to exchange cryptocurrencies for fiat currency. By extension, future government actions may result in unfavorable conditions relating to the liquidity of and value of an investment in the Company’s common shares, such as restrictions on the acquisition, ownership, holding, selling, use or trading in the Company’s common shares or in the securities of companies in the Mining industry. Any such unfavorable conditions could result in the Company liquidating its cryptocurrency inventory at unfavorable prices and may adversely affect the Company’s shareholders.

Ongoing and future regulatory changes or actions may alter the nature of an investment in the Company or restrict the use of cryptocurrencies in a manner that adversely affects the Company’s operations. For example, novel or unique assets such as BTC and other digital assets may be classified as securities if they meet the definition of investment contracts under applicable securities laws. In recent years, the offer and sale of digital assets other than BTC, most notably Kik Interactive Inc.’s Kin tokens and Telegram Group Inc.’s TON tokens, have been deemed to be investment contracts by the U.S. Securities and Exchange Commission (the “SEC”). While the Company believes that BTC is unlikely to be considered an investment contract and, thus, the BTC it holds is unlikely to be considered a security under the investment contract definition, the Company cannot provide any assurances that digital assets that it earns or otherwise acquires or holds for its own account, including BTC, will never be classified as securities under applicable securities laws. If BTC is considered a security, the Company may be required to register as an investment company under the U.S. Investment Company Act of 1940, as amended (the “1940 Act”), and comply with other requirements applicable to investment companies, which would, in turn, cause the Company to incur significant expenses, thereby materially and adversely impacting an investment in the Company. In addition, registration as an investment company may not be possible under the 1940 Act or may require meaningful corporate changes to effectuate, which, in turn, may have a material adverse effect on the Company’s business, financial condition and results of operations. The effect of any future such regulatory change on the Company or any cryptocurrency that the Company may earn is impossible to predict, but any such change could be substantial and adverse to the Company.

The attitude toward and regulations applicable to foreign investment and the cryptocurrency Mining industry in each of the jurisdictions in which the Company operates may also change, including changes that are adverse, rapid and unexpected. The Company’s operations may be affected in varying degrees by government regulation with respect to restrictions on production, price controls, export and import controls, foreign exchange controls, income taxes, consumption taxes and environmental legislation, depending upon the nature of any such government regulation.

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In Canada, the Budget Implementation Act, Bill c.47, implements certain tax measures which include restricting the ability of cryptocurrency Mining companies to claim back the consumption taxes they incur on purchases of goods and services made in Canada and imports into Canada. As currently enacted, the legislation imposes restrictions on the Company’s ability to claim back its consumption taxes, namely the Goods and Services Tax, Harmonized Sales Tax and Quebec Sales Tax, which apply at combined rates from 5% to 14.975% on the cost of goods and services, could significantly add to the Company’s ongoing operating costs and the costs of its capital expenditures and imports into Canada. The Company does not currently accrue for the recovery of these taxes. The Company is currently in discussions with Canadian tax authorities to determine whether the exemption provisions included in the legislation are applicable to relieve the Company of this potential financial burden. The timing for resolution of those discussions as well as the likelihood of a favorable outcome to the Company is currently unknown.

Similarly, various branches, departments and agencies of the federal government in the U.S. as well as certain U.S. state governments have enacted legislation and/or regulations, solicited comments and initiated procedures to consider further regulating cryptocurrency and Mining operations, including through proposed taxes on Mining operations and policy statements and guidance to companies in the cryptocurrency industry, as well as third parties that do business with those companies. The Company will continue to monitor for developments in U.S. federal and state-level legislation, guidance or regulations applicable to the Company and its operations.

Further, the global supply of Miners is unpredictable and presently heavily dependent on manufacturers from Asia. The Company currently utilizes several types of Miners as part of its Mining operations, all of which are produced in Asia. Geopolitical matters may impact the Company’s ability to import Miners in the future, and the Company may not be able to obtain adequate replacement parts for its existing Miners or obtain additional Miners from manufacturers in other jurisdictions on a timely basis.

Given the difficulty of predicting the outcomes of ongoing and future regulatory actions and legislative and geopolitical developments, it is possible that any legislative, regulatory or geopolitical change could have a material adverse effect on the Company’s business, prospects or operations, the magnitude and duration of which cannot be predicted.

Permits and Licenses.

The current and future operations of the Company, including development activities and Mining operations on its properties, may require permits from various federal, provincial or territorial and local governmental authorities, and such operations are and will be governed by laws and regulations governing prospecting, exports, taxes, labour standards, occupational health, and other matters. There can be no assurance that all permits which the Company may require for its operations will be obtained on reasonable terms, on a timely basis, or at all, or otherwise maintained or that applicable laws and regulations will not have an adverse effect on any Mining projects or related activities that the Company might undertake.

Server or Internet Failures.

At any time, the servers or central processing units utilized by the Company could experience a severe malfunction and/or collapse. Although the Company works to reduce this risk by employing a team of experts with many years of experience in building and managing data centers as well as a hardware team that focuses, among other things, on Miner repair and the daily evaluation of the technical condition of the data centers that the Company operates, including through software (developed by its management) that facilitates, among other things, control, management and reporting of malfunctions in real time or any server crashes or failures, even if quickly addressed, may interrupt the Company’s operations and cause significant economic harm to the Company.

In addition, Internet disruptions or failures may adversely affect the Mining and use of cryptocurrencies, including BTC. Generally, cryptocurrencies and the Company’s business of Mining BTC are dependent upon the Internet. A significant disruption or failure of Internet connectivity, including of the Company’s backup Internet connection, could disrupt the network operations of cryptocurrencies until the disruption is resolved and have an adverse effect on the price of BTC and the Company’s ability to mine BTC.

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Emerging Legislation and Scrutiny Regarding Human Rights Issues.

Emerging legislation in multiple jurisdictions is intensifying investor, stakeholder and public scrutiny on human rights issues that include, among other matters, forced labour, child labour and other slavery-like practices; displacement of local communities; discrimination by race, age, gender, sexuality and other protected attributes; and underpayment for labour or services provided. Although the Company does not tolerate slavery, forced labor, or human trafficking in any form and will not knowingly work with third-parties who engage in these practices or permit their subcontractors to engage in these practices, the Company conducts business on a global scale and interacts with a number of different parties. Accordingly, the failure to identify and respond to human rights issues can lead to costly and disruptive legal action, investor divestment, negative publicity, reputational damage and significant financial loss.

In force since January 1, 2024, Canada’s Fighting Against Forced Labour and Child Labour in Supply Chains Act introduces a statutory requirement to report on the steps taken by in-scope entities, including the Company, to prevent and reduce the risk that forced labour or child labour is used at any step in the production of goods in Canada or goods that are imported into Canada. Although the Company does not anticipate that this legislation will have a material impact on its operations, it is impossible to predict how additional legislation or increased scrutiny from human rights groups regarding the cryptocurrency industry and related supply chains may affect the Company going forward, particularly in the complex socio-economic and socio-political jurisdictions in which the Company conducts its business.

The Company is committed to protecting human rights and has adopted a Code of Business Conduct and Ethics, along with other policies, to support such commitment, including its own Vendor and Suppliers Due Diligence process in order to mitigate third party-risks. Such policies and procedures may not minimize or prevent human rights issues. Any future failure to identify and respond to human rights issues, despite our efforts, may lead to costly and disruptive legal action, investor divestment, negative publicity, reputational damage and significant financial loss.

Erroneous Transactions and Human Error.

Cryptocurrency transactions are irreversible. Improper or compromised transfers are also generally irreversible and irrevocable. Such errors may be the result of computer or human error despite internal controls the Company has adopted to mitigate this risk. To the extent that the Company is unable to seek a corrective transaction with the third party or is incapable of identifying the third party that has received the Company’s cryptocurrencies through error or theft, the Company will be unable to revert or otherwise recover incorrectly transferred cryptocurrencies. The Company may also be unable to convert or recover cryptocurrencies transferred to uncontrolled accounts.

The use of cryptocurrencies to, among other things, buy and sell goods and services and complete other transactions is part of a new and rapidly evolving industry that employs digital assets based upon a computer-generated mathematical and/or cryptographic protocol. The growth of this industry in general, and the use of cryptocurrencies in particular, is subject to a high degree of uncertainty, and the slowing or stopping of the development or acceptance of developing protocols may adversely affect Bitfarms’ operations. The factors affecting the further development of the industry, include, but are not limited to:

●	Continued worldwide growth in the adoption and use of cryptocurrencies;
●	Governmental and quasi-governmental regulation of cryptocurrencies and their use, or restrictions on or regulation of access to and operation of the network or similar cryptocurrency systems;
●	Changes in consumer demographics and public tastes and preferences;
●	The maintenance and development of the open-source software protocol of the network;

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●	The availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies;
●	General economic conditions and the regulatory environment relating to digital assets; and
●	Negative consumer sentiment and perception of BTC specifically and cryptocurrencies generally.

Insurance risks.

Where considered practical to do so, the Company maintains, and intends to continue maintaining, insurance against risks in the operation of its business and in amounts that it believes to be reasonable. Such insurance, however, contains, and may in the future contain, exclusions and limitations on coverage. There can be no assurance that such insurance will continue to be available, will be available at economically acceptable premiums or will be adequate to cover any resulting liability. The novelty of the cryptocurrency industry has impaired and may continue to impair the ability of the Company to acquire adequate insurance coverage for risks associated with its operations. The occurrence of an event that is not covered, in full or in part, by insurance may cause substantial economic damage to the Company. In some cases, such as with respect to environmental risks, coverage is not available or considered by Management to be too expensive relative to the perceived risk.

The Company’s BTC, which is held in custody by Coinbase Custody and Anchorage Digital, is not insured. Although Coinbase Custody maintains an insurance policy of $100.0 million for its cold storage and Anchorage Digital maintains an insurance policy of an aggregate of $100.0 million for its cold and hot storage, the full limits of those policies may not be available to the Company or, if available, may not be sufficient to make the Company whole for any BTC that are lost or stolen from the Company’s accounts. Therefore, a loss may be suffered with respect to the Company’s BTC that is not covered by insurance and for which no person is liable in damages.

Any losses incurred by the Company that are not adequately covered by insurance or for which insurance coverage is not available or has not been obtained could adversely impact the Company, including its financial condition and results of operations.

Corruption.

Fraud, bribery and corruption are more common in some jurisdictions than in others. Doing business in international developing markets brings with it inherent risks associated with enforcement of obligations, fraud, bribery and corruption. The Company currently has operations in Argentina and Paraguay, which are jurisdictions perceived as having relatively high levels of corruption. While the Company uses its best efforts to prevent the occurrence of fraud, bribery and corruption, it may not be possible to detect or prevent every instance of fraud, bribery and corruption in every jurisdiction in which its employees, agents or contractors are located. The Company may therefore be subject to civil and criminal penalties and to reputational damage if any fraud, bribery or corruption is perpetrated by or on behalf of the Company.

Instances of fraud, bribery and corruption, and violations of laws and regulations in the jurisdictions in which the Company operates could have a material adverse effect on its business, prospects, financial condition or results of operations. In addition, as a result of the Company’s anti-corruption policies and other safeguards, there is a risk that the Company could be at a commercial disadvantage and may fail to secure contracts within jurisdictions that have been allocated a low score on the Corruption Perceptions Index, to the benefit of other companies who may not have or comply with such anti-corruption safeguards.

U.S. Foreign Corrupt Practices Act and Similar Legislation.

The Foreign Corrupt Practices Act (United States), the Corruption of Foreign Public Officials Act (Canada) and anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments for the purpose of obtaining or retaining business or other commercial advantages. The Company’s policies mandate compliance with applicable anti-bribery laws, which laws, if violated, often provide for the levy of substantial penalties against offending parties. The Company operates in jurisdictions that have experienced governmental and private sector corruption to varying degrees, and, in certain circumstances, strict compliance with anti-bribery laws may conflict with certain local customs and practices. There can be no assurance that the Company’s internal control policies and procedures will always protect it from reckless or other inappropriate acts committed by the Company’s affiliates, employees, agents or companies acquired by or merged with the Company. Violations of these laws, or allegations of such violations, could have a material adverse effect on the Company’s reputation, as well as its business, financial position and results of operations, and could cause the market value of the Company’s common shares to decline. Investigations by governmental authorities could also have a material adverse effect on the business, consolidated results of operations and consolidated financial condition of the Company.

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The Company has policies in place to minimize the risk of corruption or bribery, which includes enforcement of policies against giving or accepting money or gifts in certain circumstances; namely the Company’s Code of Business Conduct and Ethics, Anti-Bribery and Anti-Corruption Policy and Whistleblower Policy. The Company uses its best efforts to prevent the occurrence of fraud, bribery and corruption, but it may not be possible to detect or prevent every instance of fraud, bribery and corruption in every jurisdiction in which its employees, agents or contractors are located. The Company, or any of its employees or contractors, could be charged with bribery or corruption as a result of the actual or perceived unauthorized actions of its employees or contractors. If the Company is found guilty of such a violation, which could include a failure to take effective steps to prevent or address corruption by its employees or contractors, the Company could be subject to onerous penalties and reputational damage. A mere investigation could lead to significant corporate disruption, high legal costs and forced settlements (such as the imposition of an internal monitor). Any government investigations or other allegations against the Company or its directors, officers, employees or contractors, or a finding of involvement in corruption or other illegal activity by such persons, could significantly damage the Company’s reputation and its ability to do business and could have a material adverse effect on the Company’s business, results of operations and financial condition.

Political Instability.

The Company operates in multiple jurisdictions, including in geographic regions which may be subject to a greater risk of political instability, geopolitical upheaval and social unrest. The Company’s ability to carry on its business in the normal course may be adversely affected by political and economic considerations such as civil unrest, war (including in neighbouring states), terrorist actions, labour disputes, corruption, sovereign risk (including coup d’état), political instability, the failure of foreign parties or governments to honour contractual relations, consents, rejections or waivers granted, changing government regulations with respect to cryptocurrency Mining, including environmental requirements, taxation, foreign investments, income repatriation and capital recovery (which changes may be arbitrary and with little or no notice), severe fluctuations in currency exchange and inflation rates, import and export restrictions, problems renewing licenses and permits, opposition to cryptocurrency Mining from non-governmental organizations, increased financing costs, instability due to economic under-development, inadequate infrastructure and the expropriation of property interests. The occurrence of any of the foregoing could result in conditions that have a material adverse impact on the Company and its operations.

Potential of Bitfarms Being Classified as a Passive Foreign Investment Company.

Generally, if for any taxable year 75% or more of the Company’s gross income is passive income, or at least 50% of the average quarterly value of the Company’s assets are held for the production of, or produce, passive income, the Company would be characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. The Company does not believe it was a PFIC for 2023 and does not expect to be a PFIC for 2024. However, PFIC status is determined annually, and whether the Company will be a PFIC for any future taxable year is uncertain. Moreover, the Company is not committing to determine whether it is or is not a PFIC on an annual basis. If the Company is characterized as a PFIC, United States holders of the Company’s shares may suffer adverse tax consequences, including the treatment of gains realized on the sale of the Company’s shares as ordinary income, rather than as capital gain, the loss of the preferential income tax rate applicable to dividends received on the Company’s shares by individuals who are United States holders, and the addition of interest charges to the tax on such gains and certain distributions. A United States shareholder of a PFIC generally may mitigate these adverse U.S. federal income tax consequences by making a Qualified Electing Fund (“QEF”) election, or, to a lesser extent, a mark-to-market election. The Company does not intend to provide the information necessary for United States shareholders to make a QEF election if the Company is classified as a PFIC for any year.

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SCHEDULE A

Audit Committee Charter

This charter (the “Charter”) sets forth the purpose, composition, responsibilities and authority of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Bitfarms Ltd. (“Bitfarms” or the “Corporation”).

1.	Mandate

The Committee shall:

assist the Board in its oversight role with respect to the quality and integrity of the Corporation’s financial statements, financial reporting processes, and systems of internal controls and disclosure controls regarding risk management, finance, accounting and legal and regulatory compliance;

a)	assess the effectiveness of the Corporation’s risk management and compliance practices;

b)	assess the independent auditor’s performance, qualifications and independence;

c)	assess the performance of the Corporation’s via internal or external audit function; review the periodic audits performed by the independent auditor and the Corporation’s internal accounting department;

d)	review the Corporation’s financial statements, management discussion and analysis and annual and interim earnings press release before the Corporation publicly discloses such information;

e)	ensure the Corporation’s compliance with legal and regulatory requirements; and

f)	prepare all filings and disclosure documents required to be prepared by the Committee and/or the Board pursuant to all applicable federal, provincial and state securities legislation and the rules and regulations of all securities commissions having jurisdiction over the Corporation.

Despite the foregoing, it is not the duty of the Committee to plan or conduct audits, or to determine that the Company’s financial statements are complete and accurate or in accordance with International Financial Reporting Standards (IFRS) or United States Generally Accepted Accounting Principles (“US GAAP”), accounting standards or applicable laws and regulations. This is the responsibility of the Corporation’s management, internal accounting department and independent auditors. The primary function of the Committee is oversight, and it is therefore entitled to rely on the expertise, skills and knowledge of the Corporation’s management, internal accounting department, independent auditors and other external advisors and the integrity and accuracy in information provided by such persons or entities. Nothing in this Charter is intended to change or in any way limit the responsibilities and duties of the Corporation’s management, internal accounting department, or independent auditors.

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2.	Composition and Membership

The Committee shall be composed of not less than three members, each of whom shall be a director of the Corporation. All members of the Committee shall not be an officer or employee of the Corporation, and shall satisfy the applicable independence and experience requirements of the laws governing the Corporation, the applicable stock exchanges on which the Corporation’s securities are listed and applicable securities regulatory authorities.

Each member of the Committee shall be financially literate as such qualification is interpreted by the Board in its business judgment. At least one member of the Committee will qualify as an audit committee financial expert as defined by the U.S. Securities and Exchange Commission (the “SEC”) or as interpreted by the Ontario Securities Commission.

Members of the Committee shall be appointed or reappointed at the annual meeting of the Corporation and, in the normal course of business, will serve a minimum of three years. Each member shall continue to be a member of the Committee until a successor is appointed, unless the member resigns, is removed, ceases to be a director or ceases to meet the requirements established by any applicable securities’ regulatory authority, including but not limited to the Ontario Securities Commission and the SEC. The Board may fill a vacancy that occurs in the Committee at any time.

The Board or, in the event of its failure to do so, the members of the Committee, shall appoint or reappoint, at the annual meeting of the Corporation, a Chair among their number. The Chair shall not be a former Officer of the Corporation. Such Chair shall serve as a liaison between members and senior management.

The time and place of meetings of the Committee and the procedure at such meetings shall be determined from time to time by the members provided that:

a)	a quorum for meetings shall be a majority of the members, present in person or by telephone or via video conferencing or other telecommunication device that permits all persons participating in the meeting to speak or hear each other;

b)	the Committee shall meet at least quarterly;

c)	notice of the time and place of every meeting shall be given in writing or by telephone, facsimile, email or other electronic communication to each member of the Committee at least 24 hours in advance of such meeting;

d)	the Committee shall direct management to maintain minutes or other records of meetings and activities of the Committee and shall ensure minutes are kept in sufficient detail to convey the substance of all discussions held. Upon approval of the minutes by the Committee, the minutes shall be circulated to members of the Board;

e)	The independent auditor is entitled to attend and be heard at each Committee meeting, and in addition, the Committee may invite to a meeting any officers or employees of the Corporation, legal counsel, advisors and other persons whose attendance it considers necessary or desirable in order to carry out its responsibilities; and

f)	The Committee may act by unanimous written consent in lieu of a meeting.

The Committee shall report to the Board on its activities after each of its meetings. The Committee shall review and assess the adequacy of this Charter annually and, where necessary, recommend changes to the Board for its approval. The Committee shall undertake and review with the Board an annual performance evaluation of the Committee, which shall assess the performance of the Committee against the requirements of this Charter. The performance evaluation by the Committee shall be conducted in such manner as the Committee deems appropriate. The report to the Board of Directors may take the form of an oral report by the chairperson of the Committee or any other designated member of the Committee.

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3.	Duties and Responsibilities

3.1	Oversight of the Independent Auditor

a)	Sole authority to recommend to the Board for its approval, the appointment or replacement of the independent auditor and its compensation (subject to shareholder ratification) and responsibility for the oversight of the work of the independent auditor (including resolution of disagreements between company management (“Management”) and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work. The independent auditor shall report directly to the Committee;

b)	Sole authority to pre-approve all audit services as well as non-audit services (including the fees, terms and conditions for the performance of such services) to be performed by the independent auditor;

c)	Evaluate the qualifications, performance and independence of the independent auditor, including (i) reviewing and evaluating the lead partner on the independent auditor’s engagement with the Corporation, and (ii) considering whether the auditor’s quality controls are adequate, and the provision of permitted non-audit services is compatible with maintaining the auditor’s independence;

d)	Obtain and review a report from the independent auditor at least annually regarding: the independent auditor’s internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm; any steps taken to address any such issues; and all relationships between the independent auditor and the Corporation;

e)	Review and discuss with Management and the independent auditor prior to the annual audit the scope, planning and staffing of the annual audit;

f)	Ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law; and

g)	Review as necessary policies for the Corporation’s hiring of partners, employees or former partners and employees of the independent auditor.

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3.4	Financial Reporting

a)	Review and discuss with Management and the independent auditor the annual audited financial statements prior to the publication of earnings. Provide recommendation to the Board for final approval.

b)	Review and discuss with Management the Corporation’s annual and quarterly disclosures made in Management’s Discussion and Analysis. The Committee shall approve Annual Information Form, as required by applicable law.

c)	Review and discuss with Management and the independent auditor Management’s report on its assessment of internal controls over financial reporting and the independent auditor’s attestation report on Management’s assessment, if required.

d)	Review and discuss with Management the Corporation’s quarterly financial statements prior to the publication of earnings.

e)	Review and discuss with Management and the independent auditor at least annually significant financial reporting issues and judgments made in connection with the preparation of the Corporation’s financial statements, including any significant changes in the Corporation’s selection or application of accounting principles, any major issues as to the adequacy of the Corporation’s internal controls and any special steps adopted in light of material control deficiencies.

f)	Review and discuss with Management and the independent auditor at least annually reports from the independent auditors on: critical accounting policies and practices to be used; significant financial reporting issues, estimates and judgments made in connection with the preparation of the financial statements; alternative treatments of financial information within International Financial Reporting Standards (IFRS) or generally accepted accounting principles that have been discussed with Management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor; and other material written communications between the independent auditor and Management, such as any management letter or schedule of unadjusted differences.

g)	Discuss with the independent auditor at least annually any “Management” or “internal control” letters issued or proposed to be issued by the independent auditor to the Corporation.

h)	Review and discuss with Management and the independent auditor at least annually any significant changes to the Corporation’s accounting principles and practices suggested by the independent auditor, internal audit personnel or Management.

i)	Discuss with Management the Corporation’s earnings press releases, including the use of “pro forma” or “adjusted” non-GAAP information, as well as financial information and earnings and revenue guidance (if any) provided to analysts and rating agencies.

j)	Review and discuss with Management and the independent auditor at least annually the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Corporation’s financial statements.

k)	Review and discuss with the Chief Executive Officer and the Chief Financial Officer at least annually the procedures undertaken in connection with the Chief Executive Officer and Chief Financial Officer certifications for the annual filings with applicable securities regulatory authorities.

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l)	Review disclosures made by the Corporation’s Chief Executive Officer and Chief Financial Officer during their certification process for the annual filing with applicable securities regulatory authorities about any significant deficiencies in the design or operation of internal controls which could adversely affect the Corporation’s ability to record, process, summarize and report financial data or any material weaknesses in the internal controls, and any fraud involving Management or other employees who have a significant role in the Corporation’s internal controls.

m)	Discuss with the Corporation’s Corporate Secretary at least annually any legal matters that may have a material impact on the financial statements, operations, assets or compliance policies and any material reports or inquiries received by the Corporation or any of its subsidiaries from regulators or governmental agencies.

3.5	Oversight of Risk Management

a)	Review and approve Management’s risk philosophy and risk management policies annually.

b)	Review with Management, at least annually, reports demonstrating compliance with risk management policies.

c)	Review with Management the quality and competence of Management appointed to administer risk management policies.

d)	Review reports from the independent auditor at least annually relating to the adequacy of the Corporation’s risk management practices together with Management’s responses.

e)	Discuss with Management at least annually the Corporation’s major financial risk exposures and the steps Management has taken to monitor and control such exposures, including the Corporation’s risk assessment and risk management policies.

3.6	Oversight of Regulatory Compliance

a)	Establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

b)	Discuss with Management and the independent auditor at least annually any correspondence with regulators or governmental agencies and any published reports which raise material issues regarding the Corporation’s financial statements or accounting.

c)	Meet with the Corporation’s regulators, according to applicable law.

d)	Exercise such other powers and perform such other duties and responsibilities as are incidental to the purposes, duties and responsibilities specified herein and as may from time to time be delegated to the Committee by the Board.

e)	Oversee all matters related to the Corporation’s financing activities, including the review of financial strategies, capital structure, liquidity management, and compliance with applicable regulatory requirements. Funding for the Independent Auditor and Retention of Other Independent Advisors

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4.	The Corporation shall provide for appropriate funding, as determined by the Committee, for payment of compensation to the independent auditor for the purpose of issuing an audit report and to any advisors retained by the Committee. The Committee shall also have the authority to retain and, at Bitfarms’ expense, to set and pay the compensation for such other independent counsel and other advisors as it may from time to time deem necessary or advisable for its purposes. The Committee also has the authority to communicate directly with internal and external auditors.

5.	Procedures for Receipt of Complaints and Submissions Relating to Accounting Matters

a)	The Corporation has adopted a Whistleblower Policy (the “Whistleblower Policy”), copies of which shall be made available to directors, officers, employees, consultants and contractors of the Company, either directly or by posting to the Bitfarms website at www.bitfarms.com. The Corporation shall inform employees on the Corporation’s intranet, if there is one, or via e-mail that is disseminated to all employees at least annually, about the Whistleblower Policy. Pursuant to the Whistleblower Policy, any person with a complaint or concern regarding a financial matter (or other matter relating to the Corporation) may submit anonymous complaints or concerns via an independent third-party platform (the “Complaints Platform”) available at http://bitfarms.ethicspoint.com/ or http://bitfarmsmobile.ethicspoint.com/ or by telephone at:

●	1-844-992-4862 toll-free, (within the United States, Guam, Puerto Rico and Canada);

●	008-11-800 then dial 844-486-1618 (from Paraguay);

●	0-800-222-1288 then dial 1-844-486-1618 (from Argentina).

These reporting channels are accessible 24 hours a day, 7 days a week.

b)	The Committee will ensure the Whistleblower Policy provides review procedures for: (a) the receipt, retention and resolution of complaints received by the listed issuer regarding accounting, internal accounting controls, or auditing matters; and (b) The confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

c)	Upon receipt of a report from the Whistleblower reporting mechanism, the Committee shall discuss the report and take such steps as the Committee may deem appropriate. Any reports so received will be kept confidential and the identity of employees making complaints or submissions shall only be communicated to the Committee or the Chair of the Committee.

d)	Such reports or submissions shall be reported to the Committee as frequently as the Committee deems appropriate, but in any event no less frequently than on a quarterly basis prior to the quarterly meetings of the Committee called to approve interim and annual financial statements of the Corporation.

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e)	The Committee will inform the Board of the filed complaints or concerns at regularly scheduled meetings (unless they are unfounded or unless the materiality of the complaint requires earlier action).

f)	The Chair of the Committee, or Corporate Secretary, shall retain a record of complaint or submission received for a period of six years following resolution of the complaint or submission.

6.	Procedures for Approval of Non-Audit Services

6.1	The Corporation’s external auditors shall be prohibited from performing for the Corporation the following categories of non-audit services:

a)	bookkeeping or other services related to the Corporation’s accounting records or financial statements;

b)	financial information systems design and implementation;

c)	appraisal or valuation services, fairness opinion or contributions-in-kind reports;

d)	actuarial services;

e)	internal audit outsourcing services;

f)	management functions;

g)	human resources;

h)	broker or dealer, investment adviser or investment banking services;

i)	legal services;

j)	expert services unrelated to the audit; and

k)	any other service that the Canadian Public Accountability Board determines is impermissible.

6.2	In the event that the Corporation wishes to retain the services of the Corporation’s external auditors for tax compliance, tax advice or tax planning, the Chief Financial Officer of the Corporation shall consult with the Chair of the Committee, who shall have the authority to approve or disapprove on behalf of the Committee, such non-audit services. All other non-audit services shall be approved or disapproved by the Committee as a whole.

6.3	The Chief Financial Officer of the Corporation shall maintain a record of non-audit services approved by the Chair of the Committee or the Committee for each fiscal year and provide a report to the Committee no less frequently than on a quarterly basis.

7.	Reporting

The Chair will report to the Board at each Board meeting on the Committee’s activities since the last Board meeting. The Committee will annually review and approve the Committee’s report for inclusion in the Annual Information Form. The Corporate Secretary will circulate the minutes of each meeting of the Committee to the members of the Board.

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8.	Access to Information and Authority

The Committee will be granted unrestricted access to all information regarding Bitfarms that is necessary or desirable to fulfill its duties and all directors, officers and employees will be directed to cooperate as requested by Members.

9.	Review of Charter

The Committee will annually review and assess the adequacy of this Charter and recommend any proposed changes to the Board for consideration.

Dated:	June 12, 2019
Revised and updated	March 7, 2025 (Previously revised on December 11, 2023, and March 24, 2022)

Approved by	Board of Director

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